Exhibit 99.1

BUSINESS ACQUISITION REPORT

Item 1.	Identity of Company

1.1	Name and Address of Company

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

M5X 1A1

1.2	Executive Officer

For further information, please contact Tom Flynn, Chief Financial Officer, at 416-867-4689.

Certain statements in this business acquisition report constitute forward-looking information. Readers should refer to the cautionary statement regarding forward-looking information that appears at the end of this report.

Item 2.	Details of Acquisition

2.1	Nature of Business Acquired

All amounts in this business acquisition report are stated in Canadian dollars (C$) unless stated otherwise.

On December 17, 2010, Bank of Montreal (“BMO”) and Marshall & Ilsley Corporation, a Wisconsin corporation (“M&I”), announced that they had entered into an agreement and plan of merger (the “Merger Agreement”) under which BMO would acquire M&I in a stock-for-stock transaction.

On July 5, 2011, M&I merged with and into a wholly-owned BMO subsidiary with the BMO subsidiary as the surviving entity (the “Merger”), resulting in BMO’s acquisition of M&I for total consideration to M&I shareholders of 66,519,673 common shares of BMO and US$448,580.96 in cash representing payment for entitlements to fractional common shares of BMO.

M&I was a bank holding company headquartered in Wisconsin with consolidated assets of approximately US$50 billion. M&I’s principal assets were the stock of its bank and nonbank subsidiaries, including its principal bank, M&I Marshall & Ilsley Bank. The M&I organization’s principal activities consisted of banking and wealth management services.

M&I provided diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I’s largest affiliates and principal operations were in Wisconsin; however, it had activities in other Midwestern states, including Illinois, Indiana, Kansas, Minnesota and Missouri, and

also in the states of Arizona, Nevada and Florida.

For additional information regarding M&I and its business activities, see the proxy statement/prospectus of M&I dated April 12, 2011.

2.2	Date of Acquisition

July 5, 2011.

2.3	Consideration

Under the terms of the Merger Agreement, each outstanding share of M&I was exchanged for 0.1257 common shares of BMO with fractional entitlements to BMO common shares paid in cash, for total consideration of 66,519,673 common shares of BMO and US$448,580.96 in cash.

A wholly-owned subsidiary of BMO (BMO Financial Corp.) purchased M&I’s outstanding Troubled Asset Relief Program (TARP) preferred stock held by the U.S. Treasury at par plus accrued interest and dividends and a warrant for M&I common stock also held by the U.S. Treasury for a total of approximately US$1.73 billion – with full repayment to the U.S. Treasury on July 5, 2011 prior to closing of the Merger.

BMO expects to maintain strong capital ratios after the Merger. After incorporating the estimated capital requirements for M&I at closing and the resulting share exchange with M&I shareholders, on a Basel II basis, BMO’s pro-forma Tier 1 Capital Ratio as at April 30, 2011 would be approximately 11.9%.

2.4	Effect on Financial Position

The M&I common shares ceased trading on the NYSE upon closing and have been delisted. M&I will also cease to be a registrant under United States securities laws.

The Merger has an estimated internal rate of return to BMO of more than 15% and is expected to be accretive to BMO’s earnings in 2013, excluding one-time merger and integration costs of approximately US$540 million. The Merger is expected to generate annual run-rate synergies of approximately US$300 million which will be fully phased in by the end of fiscal 2013.

The combination of M&I with BMO’s existing U.S. banking operations has more than doubled BMO’s U.S. bank branch count to approximately 700 and grown assets under management and administration to US$300 billion. BMO’s U.S. on-balance sheet assets have increased by approximately 41% (based on average assets) and annual U.S. revenues are approximately US$5 billion.

There are expected to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a better ability to compete in the market. It is anticipated that in fiscal 2011, M&I will contribute modestly positive net income to BMO’s consolidated results, excluding restructuring and integration costs.

For additional details of the effect of the Merger on BMO’s financial position and results of operations, see the unaudited pro forma condensed combined consolidated financial information of BMO for the year ended October 31, 2010 and M&I for the year ended December 31, 2010 and of BMO at and for the six months ended April 30, 2011 and M&I at and for the six months ended March 31, 2011, which have been incorporated by reference into this business acquisition report.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Merger involved M&I merging with and into an indirect wholly-owned United States subsidiary of BMO, Mike Merger Sub, LLC.

2.7	Date of Report

July 22, 2011.

Item 3.	Financial Statements and Other Information

We include as Schedule A to this business acquisition report, the following financial statements of M&I:

a)	the M&I audited annual consolidated financial statements and supplementary data for the years ended December 31, 2010 and 2009;

b)

the M&I audited annual consolidated financial statements and supplementary data for the years ended December 31, 2010 and 2009 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles;

c)	the M&I unaudited consolidated financial statements and supplementary data for the three months ended March 31, 2011 and 2010; and

d)

the M&I unaudited consolidated financial statements and supplementary data for the three months ended March 31, 2011 and 2010 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles.

The following financial statements of BMO, filed with securities regulatory authorities in each of the provinces and territories of Canada, are incorporated by reference into and form an integral part of this business acquisition report:

The unaudited pro forma condensed combined consolidated financial information of BMO for the year ended October 31, 2010 and M&I for the year ended December 31,

2010 and of BMO at and for the six months ended April 30, 2011 and M&I at and for the six months ended March 31, 2011.

These financial statements are available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to plans for the acquired business and the financial impact of the acquisition of M&I and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this document not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the anticipated benefits from the Merger such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operated; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involved making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

In calculating the impact of M&I on our capital position, our estimates reflect expected risk-weighted assets and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value.

Assumptions about M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction, were material factors we considered in estimating the internal rate of return to BMO resulting from transaction synergies with M&I and our estimate of the acquired business being accretive to BMO’s earnings in 2013.

SCHEDULE A

MARSHALL & ILSLEY CORPORATION CONSOLIDATED FINANCIAL STATEMENTS AND

SUPPLEMENTARY DATA FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

Consolidated Balance Sheets

December 31 ($000’s except share data)

	2010	2009
Assets
Cash and Cash Equivalents:
Cash and Due from Banks	$510,961	$769,034
Federal Funds Sold and Security Resale Agreements	25,039	26,839
Money Market Funds	64,966	36,610

Total Cash and Cash Equivalents	600,966	832,483
Interest Bearing Deposits at Other Banks	2,374,010	1,128,794
Trading Assets, at Fair Value	258,066	255,646
Investment Securities:
Available for Sale, at Fair Value	6,504,607	6,678,311
Federal Reserve Bank Stock and FHLB Stock, at Cost	380,097	395,281
Held to Maturity, Fair Value $74,555 ($106,962 in 2009)	71,918	103,566
Loans Held for Sale	138,213	214,159
Loans and Leases	36,861,144	44,003,467
Allowance for Loan and Lease Losses	(1,387,575)	(1,480,470)

Net Loans and Leases	35,473,569	42,522,997
Premises and Equipment, Net	527,962	565,806
Goodwill	609,517	609,517
Other Intangible Assets	114,813	134,067
Bank-Owned Life Insurance	1,234,384	1,189,360
Other Real Estate Owned (OREO)	339,462	430,821
Accrued Interest and Other Assets	2,204,367	2,149,170

Total Assets	$50,831,951	$57,209,978

Liabilities and Equity
Deposits:
Noninterest Bearing	$8,078,733	$7,832,752
Interest Bearing	30,179,899	33,804,773

Total Deposits	38,258,632	41,637,525
Short-term Borrowings	227,838	1,120,147
Accrued Expenses and Other Liabilities	977,821	1,040,860
Long-term Borrowings	5,028,787	6,425,855

Total Liabilities	44,493,078	50,224,387
Equity:
Preferred Stock, $1.00 par value, 5,000,000 Shares Authorized; 1,715,000 Shares Issued and Outstanding of Senior Preferred Stock, Series B (Liquidation Preference of $1,000 per Share)	1,715	1,715
Common Stock, $1.00 par value, 700,000,000 Shares Authorized; 530,164,081 Shares Issued (530,164,081 Shares in 2009)	530,164	530,164
Additional Paid-in Capital	4,947,943	4,997,606
Retained Earnings	1,028,051	1,666,021
Treasury Stock, at Cost: 1,487,080 Shares (4,793,885 in 2009)	(34,496)	(132,191)
Deferred Compensation	(38,629)	(37,538)
Accumulated Other Comprehensive Income (Loss), Net of Related Taxes	(106,813)	(51,321)

Total Marshall & Ilsley Corporation Shareholders’ Equity	6,327,935	6,974,456
Noncontrolling Interest in Subsidiaries	10,938	11,135

Total Equity	6,338,873	6,985,591

Total Liabilities and Equity	$50,831,951	$57,209,978

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

Years ended December 31 ($000’s except share data)

	2010	2009	2008
Interest and Fee Income
Loans and Leases	$1,959,087	$2,208,427	$2,926,334
Investment Securities:
Taxable	168,104	207,235	286,054
Exempt from Federal Income Taxes	35,624	44,647	53,750
Trading Securities	686	3,696	2,530
Short-term Investments	4,677	3,888	9,026

Total Interest and Fee Income	2,168,178	2,467,893	3,277,694
Interest Expense
Deposits	405,772	535,426	902,944
Short-term Borrowings	6,310	9,550	139,627
Long-term Borrowings	198,825	340,308	454,413

Total Interest Expense	610,907	885,284	1,496,984

Net Interest Income	1,557,271	1,582,609	1,780,710
Provision for Loan and Lease Losses	1,758,888	2,314,649	2,037,707

Net Interest Loss After Provision for Loan and Lease Losses	(201,617)	(732,040)	(256,997)
Other Income
Wealth Management	280,368	265,146	282,182
Service Charges on Deposits	127,536	136,570	146,153
Gain on Sale of Mortgage Loans	34,854	44,346	22,370
Other Mortgage Banking Revenue	2,708	3,946	3,655
Net Investment Securities Gains	99,816	121,789	17,229
Bank-Owned Life Insurance Revenue	46,602	39,042	35,940
Gain on Termination of Debt	19,694	99,351	14,718
Sale of Merchant Portfolio Processing	48,272	—	—
Other	215,122	192,813	218,199

Total Other Income	874,972	903,003	740,446
Other Expense
Salaries and Employee Benefits	713,658	690,818	723,245
Net Occupancy and Equipment	133,630	135,744	126,896
Software Expenses	33,378	28,047	24,684
Processing Charges	126,455	132,985	131,990
Supplies, Printing, Postage and Delivery	32,712	35,163	42,131
FDIC Insurance	99,449	107,925	17,261
Professional Services	116,379	91,366	72,043
Amortization of Intangibles	20,209	23,423	24,282
Goodwill Impairment	—	—	1,535,144
Net OREO Expenses	116,651	168,984	75,543
Loss on Brokered CDs	47,078	9,203	1,779
Other	133,250	141,577	210,569

Total Other Expense	1,572,849	1,565,235	2,985,567

Loss Before Income Taxes	(899,494)	(1,394,272)	(2,502,118)
Benefit for Income Taxes	(385,059)	(637,233)	(459,525)

Net Loss Including Noncontrolling Interests	(514,435)	(757,039)	(2,042,593)
Less: Net Income Attributable to Noncontrolling Interests	(1,436)	(1,578)	(869)

Net Loss Attributable to Marshall & Ilsley Corporation	(515,871)	(758,617)	(2,043,462)
Preferred Dividends	(101,068)	(100,164)	(12,737)

Net Loss Attributable to Marshall & Ilsley Corporation Common Shareholders	$(616,939)	$(858,781)	$(2,056,199)

Per Share Attributable to Marshall & Ilsley Corporation Common Shareholders
Basic	$(1.18)	$(2.46)	$(7.92)
Diluted	(1.18)	(2.46)	(7.92)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years ended December 31 ($000’s)

	2010	2009	2008
Cash Flows From Operating Activities:
Net Loss Attributable to Marshall & Ilsley Corporation	$(515,871)	$(758,617)	$(2,043,462)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Depreciation and Amortization	88,130	51,359	9,248
Provision for Loan and Lease Losses	1,758,888	2,314,649	2,037,707
Benefit for Deferred Income Taxes	(375,258)	(482,082)	(284,777)
Stock–based Compensation Expense	33,548	29,688	30,757
Excess Tax Expense (Benefit) from Stock-based Compensation Arrangements	1,310	(1,431)	55
Net Gain on Sales of Assets	(186,932)	(179,633)	(87,026)
Gain on Termination of Debt, Net	(19,687)	(99,233)	(14,718)
Net Decrease in Trading Assets	195,836	660,680	332,736
Net Decrease (Increase) in Mortgage Loans Held for Sale	81,808	147,241	(14,330)
BOLI Revenue from Increase in Cash Surrender Value	(46,048)	(36,143)	(34,371)
OREO Valuation Adjustments	82,545	109,125	55,582
Goodwill Impairment	—	—	1,535,144
Prepaid FDIC Insurance Premiums	—	(333,565)	—
Change in Accrued Interest and Other Assets	230,775	84,590	(320,319)
Change in Accrued Expenses and Other Liabilities	(231,798)	(764,301)	(445,023)
Other	17,415	73,550	40,187

Total Adjustments	1,630,532	1,574,494	2,840,852

Net Cash Provided by Operating Activities	1,114,661	815,877	797,390
Cash Flows From Investing Activities:
Net Increase in Short-Term Investments	(1,245,215)	(1,119,108)	(9,485)
Proceeds from Sales of Securities Available for Sale	2,264,344	2,152,381	124,626
Proceeds from Redemptions of Federal Reserve Bank Stock and FHLB Stock	63,930	37,455	5,024
Proceeds from Sales of Securities Held to Maturity	—	—	1,633
Proceeds from Maturities of Securities Available for Sale	1,398,936	1,523,126	1,219,955
Proceeds from Maturities of Securities Held to Maturity	47,035	135,796	136,847
Purchases of Securities Available for Sale	(3,513,771)	(3,068,148)	(1,001,014)
Purchases of Federal Reserve Bank Stock and FHLB Stock	(48,746)	(92,958)	(73,888)
Net Decrease (Increase) in Loans and Leases	4,898,769	3,100,425	(3,742,134)
Purchases of Premises and Equipment, Net	(23,766)	(50,526)	(101,657)
Cash Paid for Acquisitions, Net of Cash and Cash Equivalents Acquired	(1,968)	(479)	(476,761)
Proceeds from Divestitures	48,272	—	2,460
Proceeds from Sale of OREO	489,275	302,503	86,069

Net Cash Provided by (Used in) Investing Activities	4,377,095	2,920,467	(3,828,325)
Cash Flows From Financing Activities:
Net (Decrease) Increase in Deposits	(3,337,684)	648,440	4,223,022
Net Decrease in Short-term Borrowings	(892,190)	(2,934,716)	(2,857,769)
Proceeds from Issuance of Long-term Borrowings	—	375	1,282,056
Payments of Long-term Borrowings	(1,389,876)	(2,989,853)	(1,649,724)
Dividends Paid on Preferred Stock	(85,750)	(85,988)	—
Dividends Paid on Common Stock	(21,031)	(14,187)	(327,820)
Purchases of Common Stock	—	—	(130,870)
Proceeds from the Issuance of Preferred Stock	—	—	1,715,000
Proceeds from the Issuance of Common Stock	5,934	1,428,353	27,832
Excess Tax (Expense) Benefit from Stock-based Compensation Arrangements	(1,310)	1,431	(55)
Other	(1,366)	(30,123)	(842)

Net Cash (Used in) Provided by Financing Activities	(5,723,273)	(3,976,268)	2,280,830

Net Decrease in Cash and Cash Equivalents	(231,517)	(239,924)	(750,105)
Cash and Cash Equivalents Beginning of Year	832,483	1,072,407	1,822,512

Cash and Cash Equivalents End of Year	$600,966	$832,483	$1,072,407

Supplemental Cash Flow Information:
Cash Paid (Received) During the Year for:
Interest	$658,129	$967,800	$1,509,961
Income Taxes	(154,637)	(201,211)	63,693

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Equity

($000’s except share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compen- sation	Accumula- ted Other Compre- hensive Income	Marshall & Ilsley Corporation Shareholders’ Equity	Non- Controlling Interest in Subsidiaries	Total Equity
Balance, December 31, 2007	$—	$267,455	$2,059,273	$4,923,008	$(117,941)	$(45,359)	$(53,707)	$7,032,729	$9,908	$7,042,637
Comprehensive Income:
Net Loss	—	—	—	(2,043,462)	—	—	—	(2,043,462)	869	(2,042,593)
Net Unrealized Gains (Losses) on Securities	—	—	—	—	—	—	(46,774)	(46,774)	—	(46,774)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows	—	—	—	—	—	—	(55,810)	(55,810)	—	(55,810)
Net Gains (Losses) on Funded Status of Defined Postretirement Plan	—	—	—	—	—	—	(1,661)	(1,661)	—	(1,661)

Other Comprehensive Income (Loss)								(104,245)	—	(104,245)

Total Comprehensive Income (Loss)								(2,147,707)	869	(2,146,838)

Issuance of 1,715,000 Preferred Shares Under U.S. Treasury Capital Purchase Program	1,715	—	1,713,285	—	—	—	—	1,715,000	—	1,715,000
Issuance of 4,863,221 Common Shares in the 2008 Business Combinations	—	4,864	59,136	—	—	—	—	64,000	432	64,432
Issuance of 1,918,432 Treasury Common Shares Under Stock Based Compensation Awards	—	—	(25,668)	—	53,311	—	—	27,643	—	27,643
Acquisition of 4,927,215 Common Shares	—	—	383	—	(128,330)	—	—	(127,947)	—	(127,947)
Dividends Declared on Preferred Stock	—	—	1,780	(12,737)	—	—	—	(10,957)	—	(10,957)
Dividends Declared on Common Stock—$1.27 Per Share	—	—	—	(327,820)	—	—	—	(327,820)	—	(327,820)
Net Change in Deferred Compensation	—	—	—	—	—	4,562	—	4,562	—	4,562
Distributions to Noncontrolling Interests	—	—	—	—	—	—	—	—	(832)	(832)
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes	—	—	(55)	—	—	—	—	(55)	—	(55)
Stock Based Compensation Expense	—	—	30,757	—	—	—	—	30,757	—	30,757
Other	—	—	(24)	—	—	—	—	(24)	—	(24)

Balance, December 31, 2008	$1,715	$272,319	$3,838,867	$2,538,989	$(192,960)	$(40,797)	$(157,952)	$6,260,181	$10,377	$6,270,558

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Equity

($000’s except share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compen- sation	Accumula- ted Other Compre- hensive Income	Marshall & Ilsley Corporation Shareholders’ Equity	Non- Controlling Interest in Subsidiaries	Total Equity
Balance, December 31, 2008	$1,715	$272,319	$3,838,867	$2,538,989	$(192,960)	$(40,797)	$(157,952)	$6,260,181	$10,377	$6,270,558
Comprehensive Income:
Net Loss	—	—	—	(758,617)	—	—	—	(758,617)	1,578	(757,039)
Net Unrealized Gains (Losses) on Securities	—	—	—	—	—	—	44,166	44,166	—	44,166
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows	—	—	—	—	—	—	58,532	58,532	—	58,532
Net Gains (Losses) on Funded Status of Defined Postretirement Plan	—	—	—	—	—	—	3,933	3,933	—	3,933

Other Comprehensive Income (Loss)								106,631	—	106,631

Total Comprehensive Income (Loss)								(651,986)	1,578	(650,408)

Issuance of 257,070,300 Common Shares	—	257,070	1,162,287	—	—	—	—	1,419,357	—	1,419,357
Issuance of 775,166 Common Shares in the 2009 Business Combination	—	775	4,279	—	—	—	—	5,054	—	5,054
Issuance of 2,257,900 Treasury Common Shares Under Stock Based Compensation Awards	—	—	(55,448)	—	62,338	—	—	6,890	—	6,890
Acquisition of 74,351 Common Shares	—	—	1,526	—	(1,569)	(98)	—	(141)	—	(141)
Dividends Declared on Preferred Stock	—	—	14,414	(100,164)	—	—	—	(85,750)	—	(85,750)
Dividends Declared on Common Stock—$0.04 Per Share	—	—	—	(14,187)	—	—	—	(14,187)	—	(14,187)
Net Change in Deferred Compensation	—	—	—	—	—	3,357	—	3,357	—	3,357
Distributions to Noncontrolling Interests	—	—	—	—	—	—	—	—	(762)	(762)
Income Tax Expense for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes	—	—	1,431	—	—	—	—	1,431	—	1,431
Stock Based Compensation Expense	—	—	29,688	—	—	—	—	29,688	—	29,688
Other	—	—	562	—	—	—	—	562	(58)	504

Balance, December 31, 2009	$1,715	$530,164	$4,997,606	$1,666,021	$(132,191)	$(37,538)	$(51,321)	$6,974,456	$11,135	$6,985,591

The accompanying notes are an integral part of the Consolidated Financial Statements

Consolidated Statements of Equity

($000’s except share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compen- sation	Accumula- ted Other Compre- hensive Income	Marshall & Ilsley Corporation Shareholders’ Equity	Non- Controlling Interest in Subsidiaries	Total Equity
Balance, December 31, 2009	$1,715	$530,164	$4,997,606	$1,666,021	$(132,191)	$(37,538)	$(51,321)	$6,974,456	$11,135	$6,985,591
Comprehensive Income:
Net Loss	—	—	—	(515,871)	—	—	—	(515,871)	1,436	(514,435)
Net Unrealized Gains (Losses) on Securities	—	—	—	—	—	—	(53,189)	(53,189)	—	(53,189)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows	—	—	—	—	—	—	2,433	2.433	—	2,433
Net Gains (Losses) on Funded Status of Defined Postretirement Plan	—	—	—	—	—	—	(4,736)	(4,736)	—	(4,736)

Other Comprehensive Income (Loss)								(55,492)	—	(55,492)

Total Comprehensive Income (Loss)								(571,363)	1,436	(569,927)

Issuance of 3,967,580 Treasury Common Shares Under Stock Based Compensation Awards	—	—	(97,776)	—	103,710	—	—	5,934	—	5,934
Acquisition of 660,775 Common Shares	—	—	1,928	—	(6,015)	—	—	(4,087)	—	(4,087)
Dividends Declared on Preferred Stock	—	—	15,318	(101,068)	—	—	—	(85,750)	—	(85,750)
Dividends Declared on Common Stock—$0.04 Per Share	—	—	—	(21,031)	—	—	—	(21,031)	—	(21,031)
Net Change in Deferred Compensation	—	—	—	—	—	(1,091)	—	(1,091)	—	(1,091)
Distributions to Noncontrolling Interests	—	—	—	—	—	—	—	—	(1,558)	(1,558)
Redemption of Noncontrolling Interests	—	—	(1,893)	—	—	—	—	(1,893)	(75)	(1,968)
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes	—	—	(1,310)	—	—	—	—	(1,310)	—	(1,310)
Stock Based Compensation Expense	—	—	33,548	—	—	—	—	33,548	—	33,548
Other	—	—	522	—	—	—	—	522	—	522

Balance, December 31, 2010	$1,715	$530,164	$4,947,943	$1,028,051	$(34,496)	$(38,629)	$(106,813)	$6,327,935	$10,938	$6,338,873

The accompanying notes are an integral part of the Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008 ($000’s except share data)

Marshall & Ilsley Corporation (“M&I” or the “Corporation”) is a financial holding company that provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I’s largest affiliates and principal operations are in Wisconsin; however, it has activities in other markets, particularly in certain neighboring Midwestern states, and in Arizona, Nevada and Florida. The Corporation’s principal activities consist of banking and wealth management services. Banking services, lending and accepting deposits from commercial banking and community banking customers are provided through its lead bank, M&I Marshall & Ilsley Bank (“M&I Bank”), which is headquartered in Wisconsin and one federally chartered thrift headquartered in Nevada. In addition to branches located throughout Wisconsin, banking services are provided in branches located throughout Arizona, the Minneapolis, Minnesota, Kansas City, Missouri and St. Louis, Missouri metropolitan areas, Duluth, Minnesota, Belleville, Illinois, Las Vegas, Nevada, Florida and central Indiana, as well as on the Internet. Wealth Management, which includes Marshall & Ilsley Trust Company National Association (“M&I Trust”), M&I Financial Advisors, Inc., the private banking divisions of the Corporation’s bank subsidiaries and other subsidiaries related to the wealth management business, provides trust services, brokerage and insurance services, and investment management and advisory services to residents of Wisconsin, Arizona, Minnesota, Missouri, Florida, Nevada and Indiana. Other financial services provided by M&I include personal property lease financing, wholesale lending, investment services to institutional clients and venture capital.

1.	Basis of Presentation

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Consolidation principles—The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries that are wholly or majority owned and/or over which it exercises substantive control and significant variable interest entities for which the Corporation has determined that, based on the variable interests it holds, it is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that has both the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. Variable interests are the ownership, contractual or other pecuniary interests in an entity. Investments in unconsolidated affiliates, in which the Corporation has 20% or more ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliates’ operating and financial policies, are accounted for using the equity method of accounting, unless the investment has been determined to be temporary. All intercompany balances and transactions are eliminated in consolidation.

2.	Significant Accounting Policies

Cash and Cash Equivalents—For purposes of the Consolidated Financial Statements, the Corporation defines cash and cash equivalents as cash and due from banks and short-term investments, which have an original maturity of three months or less and are readily convertible into cash. At December 31, 2010 and 2009, $199,999 and $152,076, respectively, of cash and due from banks was restricted, primarily due to requirements of the Federal Reserve System to maintain certain reserve balances.

Trading Assets—Trading assets include trading securities and other free-standing derivative contracts. Securities are designated as trading securities when purchased and are held principally for sale in the near term. Trading and other free-standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under the Derivatives and Hedging Topic of the Codification. Trading and other free-standing derivative contracts are carried at fair value with changes in fair value recorded in the Consolidated Statements of Income.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Investment Securities—Securities, when purchased, are designated as Investment Securities Available for Sale or Investment Securities Held to Maturity, and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold. Investment Securities Held to Maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Corporation designates investment securities as held to maturity only when it has the positive intent and ability to hold them to maturity. All other securities are classified as Investment Securities Available for Sale and are carried at fair value with fair value adjustments, net of the related income tax effects, reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets. Investment securities are reviewed on a quarterly basis for possible other-than-temporary impairment (“OTTI”). Impairment occurs when the fair value of a security is less than its historical cost. These declines are recorded as either temporary impairment or other-than-temporary-impairment. Impairment is considered to be other than temporary if the present value of cash flows expected to be collected on the investment security discounted at the security’s implicit interest rate at acquisition is less than the investment security’s amortized cost. In addition, impairment is considered to be other than temporary if the Corporation intends to sell an impaired investment security or it is more likely than not that the Corporation will be required to sell the impaired investment security before the recovery of its amortized cost basis. All other impairments are considered temporary.

Prior to 2010, the Corporation presented investments in Federal Reserve Bank stock and FHLB stock within Investment Securities Available for Sale on the Consolidated Balance Sheets. During 2010, the Corporation determined that investments in Federal Reserve Bank stock and FHLB stock should be separately presented on the consolidated balance sheet. As a result, the accompanying 2009 consolidated balance sheet and the 2009 and 2008 consolidated statements of cash flows have been restated to present investments in Federal Reserve Bank stock and FHLB stock separately from Investment Securities Available for Sale. Federal Reserve Bank stock and FHLB stock are carried at cost.

Loans—The Corporation’s accounting methods for loans depends on whether the loans are originated or purchased or acquired and whether the loans are classified as held for sale or held for investment.

Originated Loans Held for Sale—Loans that the Corporation originates and intends to sell or securitize are reported as loans held for sale. Loans held for sale may be carried at fair value or at the lower of cost or fair value (“LOCOM”). The Corporation has elected fair value to account for certain residential mortgage loans originated for sale into the secondary market. Where an election is made to carry the loans held for sale at fair value, all subsequent changes in fair value are recognized in noninterest income and are reported as a component of Gain on Sale of Mortgage Loans in the Consolidated Statements of Income. All other loans that the Corporation originates and intends to sell or securitize are carried at LOCOM. For loans carried at LOCOM, any excess of the cost of a loan held for sale over its fair value is recognized as a valuation allowance. Changes in the valuation allowance are recognized in noninterest income in the Consolidated Statements of Income. Premiums, discounts and/or other loan basis adjustments on loans held for sale carried at LOCOM are deferred upon acquisition, included in the cost basis of the loan, and are not amortized. In the event that loans held for sale carried at LOCOM are reclassified to loans held for investment, the loans are transferred at LOCOM on the date of transfer, forming the new cost basis of such loans. Any LOCOM adjustment recognized upon transfer is recognized as a basis adjustment to the portfolio loan.

The Corporation determines any LOCOM adjustment on originated loans held for sale on a pool basis by aggregating those loans based on similar risks and other characteristics, such as product types and interest rates. The fair value of loans held for sale is generally based on whole loan sale prices, if formally committed, or observable market prices of securities that have loan collateral or interests in loans that are similar to the loans held for sale. If market prices are not readily available, the fair value is based on a discounted cash flow model, which takes into account the degree of credit risk associated with the loans and the estimated effects of changes in market interest rates relative to the loans’ interest rates.

Originated Loans Held for Investment—Loans the Corporation originates for investment are reported at the principal amount outstanding, net of unearned income, net deferred loan fees or costs, and any direct principal charge-offs. This amount is the Corporation’s recorded investment in the loan. Net deferred loan fees include loan fees collected net of certain incremental direct costs, primarily salary and employee benefit expenses. Net deferred loan fees are amortized over the contractual term of the loan or lease as an adjustment to the yield over the life of the loan and/or commitment period. Interest on loans, other than direct financing leases, is recognized as income based on the

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

loan principal outstanding during the period. Unearned income on financing leases is recognized over the lease term on a basis that results in an approximate level rate of return on the lease investment.

Loans Held for Investment Transferred to Held for Sale—When a determination is made at the time of commitment to originate a loan as held for investment, it is the Corporation’s intent to hold the loan to maturity, payoff or for the foreseeable future, subject to periodic review. In determining the foreseeable future for these loans, management considers (1) the current economic environment and market conditions, (2) its business strategy and current business plans, (3) collection strategies and (4) the nature and type of the loan receivable. If a decision has been made to sell loans not previously classified as held for sale, such loans are reclassified to loans held for sale. Upon reclassification, the loan is transferred at LOCOM. If the change in fair value on these loans is due to credit concerns on such loans, the loans are reclassified net of the portion of the allowance for loan losses that is attributable to the transferred loans, with a corresponding reduction in the allowance for loan losses. The LOCOM adjustment for commercial loans held for investment transferred to loans held for sale is generally determined on a loan-by-loan basis. The LOCOM adjustment for consumer loans held for investment transferred to loans held for sale is generally determined on a pool basis. The cash proceeds from the sale of loans that were reclassified from loans held in portfolio to loans held for sale are classified as investing activities in the Consolidated Statement of Cash Flows.

Purchased or Acquired Loans—Loans that are purchased or acquired are initially measured at fair value as of the acquisition date in accordance with applicable authoritative accounting guidance. An allowance for credit losses is not recorded at the acquisition date because credit discounts are included in the determination of fair value. For loans that are impaired at the time they are purchased or acquired, which are insignificant for the Corporation, expected cash flows in excess of the fair value of loans at the purchase date are recorded as interest income over the life of the loans. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as additional interest income prospectively. The present value of decreases in expected cash flows after the purchase date are recognized in the allowance for loan and lease losses. For purchased loans that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to those used for originated loans. However, the Corporation records a provision for loan losses only when the required allowance exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

Commitments to Extend Credit—Unfunded loan commitments on residential mortgage loans that the Corporation intends to sell or securitize in connection with its mortgage banking activities (“rate locks”) are derivatives and recorded on the Consolidated Balance Sheets at fair value. Changes in fair value are recorded in noninterest income and reported as a component of Gain on Sale of Mortgage Loans in the Consolidated Statements of Income. All other unfunded loan commitments are not considered derivatives. An allowance for probable credit losses associated with off-balance sheet credit exposures on unfunded loan commitments other than rate locks is recorded on the Consolidated Balance Sheets in Accrued Expenses and Other Liabilities. The provision for these probable credit losses is recorded in noninterest expense and is reported in Other Expense in the Consolidated Statements of Income. The Corporation utilizes similar processes to estimate the allowance for probable credit losses associated with unfunded loan commitments other than rate locks as the allowance for loan and lease losses because business processes and credit risks associated with those loan commitments are essentially the same as for loans. However, since many of those loan commitments are expected to expire without being drawn upon, the allowance for probable credit losses associated with those unfunded loan commitments incorporates an estimate of the probability of those loan commitments being funded.

Renegotiated Loans—Certain loans are classified as troubled debt restructurings (“TDR”), which the Corporation refers to as “renegotiated loans,” when the borrower has experienced financial difficulties, the Corporation has made certain concessionary modifications to the contractual terms of the loan and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that the Corporation would not otherwise consider. Once the other criteria are met, the Corporation considers one or a combination of the following concessions to the loan terms to be a TDR: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with a similar term, or (3) forgiveness of principal or accrued interest. Renegotiated loans are permitted to remain on accrual status or are returned to accrual status when receipt of principal and interest payments as they become contractually due is not in doubt based on the preponderance

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

of evidence from a current credit assessment, the borrower’s successful past performance, or successful performance under the modified terms for periods ranging from three months to over nine months depending on the borrower and type of loan restructured. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified are excluded from renegotiated loans in the calendar years subsequent to the restructuring if the loan is in compliance with the modified terms.

Impaired Loans—The Corporation considers a loan to be impaired when, based on current information and events, it determines that it is probable it will be unable to collect all amounts due, including scheduled interest, according to the loan’s original loan contract, regardless of payment status. Nonaccrual loans, which the Corporation refers to as nonperforming loans and troubled debt restructurings, which the Corporation refers to as renegotiated loans, meet the definition of an impaired loan.

Loans are generally considered impaired and placed on nonaccrual status when the collection of interest or principal has become 90 days past due. However, loans with payments that are less than 90 days past due may be placed on nonaccrual based on a judgmental assessment of the borrower’s ability to continue to pay under the terms of the loan contract. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement.

When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest and fee income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are brought current and collectibility of future payments is not in doubt. Interest payments received on nonaccrual loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. Interest on renegotiated loans is recognized on an accrual basis at the renegotiated rate if the loan is in compliance with the modified terms. Certain consumer loans are generally not placed on nonaccrual status and are charged off when such loans have been past due for a specified period of time. Impaired loans that have been purchased or acquired are initially accruing loans unless the timing and amount of future cash flows is not reasonably estimable. In that case, those loans are classified as nonaccrual loans and interest income is not recognized until the timing and amount of the future cash flows can be reasonably estimated.

Charge-Off Policy—Consistent with regulatory guidance, charge-offs are taken when specific loans, or portions thereof, are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. The Corporation’s policy is to promptly charge these loans off in the period the uncollectible loss amount is reasonably determined.

The Corporation promptly charges-off commercial loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

If a loan with interest reserves is in default and/or deemed uncollectible, interest is no longer funded through the interest reserve. Interest income previously recognized from interest reserves generally is not reversed against current income when a loan with interest reserves is placed on nonperforming status. However, the loan is evaluated for impairment.

The Corporation promptly charges-off consumer-related loans, or portions thereof, when the Corporation reasonably determines the amount of the loss. However, in no case does the charge-off exceed the applicable regulatory timeframes. Such regulatory timeframes provide for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are loan 120 days past due.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

Allowance for loan and lease losses—The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan and lease portfolio including loans that have been determined to be impaired. For nonaccrual loans greater than an established threshold and all renegotiated loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. Loans below the established thresholds are evaluated as homogenous pools. Management’s determination of the adequacy of the allowance is based on a continual review of the loan and lease portfolio, loan and lease loss experience, economic conditions, growth and composition of the portfolio, and other relevant factors. As a result of management’s continual review, the allowance is adjusted through provisions for loan and lease losses charged against income. See Note 9 – Allowance for Loan and Lease Losses in Notes to Consolidated Financial Statements for additional information.

Premises and equipment—Land is recorded at cost. Premises and equipment are recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10 to 50 years for buildings and 3 to 10 years for equipment. Long-lived assets which are impaired are written down to fair value and long-lived assets to be disposed of are carried at the lower of the carrying amount or fair value less cost to sell. Maintenance and repairs are charged to expense and betterments are capitalized.

Goodwill and Other Intangible Assets—Goodwill is not amortized, but is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is an operating segment as defined by the Segment Reporting Topic of the Codification, or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The Corporation tests goodwill for impairment annually or more frequently when indicators of impairment are present. See Note 13 – Goodwill and Other Intangibles in Notes to Consolidated Financial Statements for additional information.

Identifiable intangibles arising from purchase acquisitions with a finite useful life are amortized over their useful lives and consist of core deposit intangibles, customer lists, tradename and other intangibles.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2010 and 2009, the Corporation did not have any identifiable intangibles that have been determined to have an indefinite useful life.

Bank-Owned Life Insurance (“BOLI”)—The Corporation purchases life insurance policies on the lives of certain officers and employees and is the owner and beneficiary of the policies. The Corporation’s investments in these policies are intended to provide funding for future employee benefit costs. The Corporation records these BOLI policies at each policy’s respective cash surrender value, with changes recorded in Bank-Owned Life Insurance Revenue in the Consolidated Statements of Income. Certain BOLI policies have a stable value agreement through either a large, well-rated bank or multi-national insurance carrier that provides limited cash surrender value protection from declines in the value of each policy’s underlying investments. Losses are recognized when the decline in the cash surrender value exceeds the protection provided by the stable value agreement. At December 31, 2010, the cash surrender value protection had not been exceeded for any BOLI policies.

Other real estate owned (“OREO”)—Other real estate owned consists primarily of assets that have been acquired in satisfaction of debts. Other real estate owned is recorded at fair value, less estimated selling costs, at the date of transfer, which becomes the new cost basis. Valuation adjustments required at the date of transfer for assets acquired in satisfaction of debts are charged to the allowance for loan and lease losses. Subsequent to transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs, based upon periodic evaluations. Property expenses, which include carrying costs, required valuation adjustments and gains and losses on sales, are reported in Net OREO Expenses in the Consolidated Statements of Income.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Prior to 2010, the Corporation had presented gains on sale of OREO within Other Income in the Consolidated Statements of Income as OREO Income. During 2010, the Corporation determined that gains on sale of OREO should be presented net along with OREO expenses in the Consolidated Statements of Income. As a result, the accompanying 2009 and 2008 Consolidated Statements of Income and related disclosures have been restated to present gains on sale of OREO along with OREO expenses in Net OREO Expenses in the Consolidated Statements of Income.

Income Tax—Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date. Positive and negative evidence is evaluated on an ongoing basis to determine if a valuation allowance is required to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

Derivative financial instruments—Derivative financial instruments, including certain derivative instruments embedded in other contracts, are carried in the Consolidated Balance Sheets as either an asset or liability measured at its fair value. The fair value of the Corporation’s derivative financial instruments is determined based on market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated as hedging the exposure to changes in the fair value of a recognized asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For derivative financial instruments designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative financial instrument’s gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

At inception of a hedge, the Corporation formally documents the hedging relationship as well as the Corporation’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in hedging the exposure will be assessed.

The adjustment of the carrying amount of an interest bearing hedged asset or liability in a fair value hedge is amortized into earnings when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income is immediately reclassified into earnings. If the cash flow hedge is sold, terminated, expires or the designation of the cash flow hedge is removed, the net gain or loss in accumulated other comprehensive income is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

In accordance with the Corporation’s accounting policy, derivative fair values are presented on a gross basis. Cash flows from derivative financial instruments are reported in the Consolidated Statements of Cash Flows as operating activities.

Foreign exchange contracts—Foreign exchange contracts include such commitments as foreign currency spot, forward, future and option contracts. Foreign exchange contracts and the premiums on options written or sold are carried at market value with changes in market value included in other income.

Treasury stock—Treasury stock acquired is recorded at cost and is carried as a reduction of shareholders’ equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on average cost. The difference

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

between the consideration received upon issuance and the average cost is charged or credited to additional paid-in capital.

3.	New Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that will require additional disclosures in the notes to the financial statements regarding the nature of credit risk inherent in the loan and lease portfolio, how that credit risk is analyzed and assessed in arriving at the allowance for credit losses, information regarding loan modifications that meet the definition of a TDR and changes in the loan portfolio and the allowance for credit losses. For the Corporation, period end disclosures are required as of December 31, 2010 and disclosures about activity that occurs during the period will be initially required for the three months ended March 31, 2011. In January 2011, the FASB elected to temporarily defer the effective date of the updated disclosures about TDRs until the FASB clarifies guidance for determining what constitutes a TDR. See Note 2 – Significant Accounting Policies and Note 9 – Allowance for Loan and Lease Losses for additional credit risk disclosures required in the Notes to Consolidated Financial Statements at December 31, 2010.

Effective January 1, 2010, the Corporation adopted updated accounting guidance to the Transfers and Servicing Topic and the Consolidations Topic of the FASB Accounting Standards Codification. Changes to the Transfers and Servicing Topic eliminated the concept of a qualifying special-purpose entity (“QSPE”), changed the requirements for derecognizing financial assets, and required additional disclosures regarding an entity’s continuing involvement in and exposure to risks related to transferred financial assets. The changes to the Consolidations Topic replace the quantitative approach previously required for determining which enterprise should consolidate a variable interest entity with a consolidation approach focused on which enterprise has both the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. The updated Consolidations Topic also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, and eliminated the scope exception that a troubled debt restructuring, as defined by the Debt Topic, is not an event that required reconsideration of whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this updated accounting guidance did not have a material impact on the Corporation’s financial statements and related disclosures.

In January 2010, the FASB updated the disclosure guidance in the Fair Value Measurements and Disclosures Topic. This update clarifies certain existing disclosure requirements and requires separate disclosures of significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy along with descriptions of the reasons for the transfers. In addition, information about purchases, sales, issuances, and settlements will be presented separately for Level 3 disclosures. The updated guidance was effective beginning on January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements. Those disclosures are effective beginning on January 1, 2011. The impact of the updated disclosure guidance is reflected in Note 4 – Fair Value Measurements.

4.	Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the Codification generally applies whenever other topics require or permit assets or liabilities to be measured at fair value. Under the topic, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The Topic does not expand the use of fair value in any new circumstances.

Fair-Value Hierarchy

The Fair Value Measurements and Disclosure Topic of the Codification establishes a three-tier hierarchy for fair value measurements based upon the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. A financial instrument is categorized in its entirety and its categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Assets and Investment Securities

When available, the Corporation uses quoted market prices to determine the fair value of trading assets and investment securities; such items are classified in Level 1 of the fair value hierarchy.

For the Corporation’s investments in government agencies, mortgage-backed securities and obligations of states and political subdivisions where quoted prices are not available for identical securities in an active market, the Corporation determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, to quoted prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

The Corporation’s private equity investments generally take the form of investments in private equity funds. The private equity investments are valued using the Corporation’s ownership interest in partners’ capital to which a proportionate share of net assets is attributed via the valuations provided by the general partners on a quarterly basis. These nonpublic investments are included in Level 3 of the fair value hierarchy because the fair value is not readily determinable and the redemption of the investments will occur via distribution though sale of the underlying investments of the private equity fund. The length of investment in private equity funds is generally ten years and the majority of the private equity distributions are expected to occur in the next five to ten years. At December 31, 2010, unfunded private equity commitments were $52.3 million.

Derivative Financial Instruments

Fair values for exchange-traded contracts are based on quoted prices and are classified as Level 1. The fair value of over-the-counter interest rate contracts are measured using discounted cash flow analysis that incorporates significant inputs, including LIBOR curve, derivative counterparty spreads and measurements of volatility. Interest rate contracts that are valued using discounted cash flow analysis through use of models, and other observable inputs are considered Level 2.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Certain derivative transactions are executed with counterparties who are large financial institutions (“dealers”). These derivative transactions primarily consist of interest rate swaps that were used for fair value hedges, cash flow hedges and economic hedges of interest rate swaps executed with the Corporation’s customers. The Corporation and its subsidiaries maintain risk management policies and procedures to monitor and limit exposure to credit risk. Approved dealers for these transactions must have and maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations. International Swaps and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with dealers. These agreements contain bilateral collateral arrangements. Notwithstanding its policies and procedures, the Corporation recognizes that unprecedented events could result in counterparty failure. The Corporation also recognizes that there could be additional credit exposure due to certain industry conventions established for operational efficiencies.

On a quarterly basis, the Corporation performs an analysis using historical and market implied default and recovery rates that also consider certain industry conventions established for operational efficiencies to estimate the potential impact on the reported fair values of these derivative financial assets and liabilities due to counterparty credit risk and the Corporation’s own credit risk. Based on this analysis, the Corporation determined that the impact of these factors was insignificant and did not make any additional credit risk adjustments for purposes of determining the reported fair values of these derivative assets and liabilities with dealers at December 31, 2010.

Certain derivative transactions are executed with customers whose counterparty credit risk is similar in nature to the credit risk associated with the Corporation’s lending activities. As is the case with a loan, the Corporation evaluates the credit risk of each of these customers on an individual basis and, where deemed appropriate collateral is obtained. The type of collateral varies and is often the same collateral as the collateral obtained to secure a customer’s loan. To assess the potential impact of counterparty credit risk on the fair values of derivative assets with customers, the Corporation incorporates probability analysis to estimate the amount of expected loss exposure of customer derivative contracts outstanding at December 31, 2010. While not significant, the Corporation did factor in the estimated amount of expected loss due to customer default into the reported fair value of its customer derivative assets at December 31, 2010.

Loans Held for Sale

During 2010, the Corporation elected to account for certain residential mortgage loans held for sale into the secondary market at fair value. The fair value of those mortgage loans held for sale was determined using current secondary market prices for loans with similar interest rates, maturities and credit quality and are classified as Level 2.

Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (1)
Trading Assets:
Trading Securities	$—	$17,313	$—
Derivative Assets	—	240,753	—

Total Trading Assets	$—	$258,066	$—
Investment Securities Available for Sale (2):
U. S. Treasury	$—	$2,122	$—
U. S. Government Agencies	—	5,444,275	—
States and Political Subdivisions	—	747,724	38,117
Residential Mortgage Backed Securities	—	165	—
Asset Backed Securities	—	45,220	86,481
Private Equity Investments	—	—	78,663

Total Investment Securities Available for Sale	$—	$6,239,506	$203,261

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Loans Held for Sale	$—	$27,532	$—
Loans and Leases
Residential Mortgage Loans	$—	$413	$—
Accrued Interest and Other Assets:
Financial Guarantees – Credit Protection Purchased	$—	$2	$—
Liabilities (1)
Short-term Borrowings	$—	$5,005	$—
Accrued Expenses and Other Liabilities:
Derivative Liabilities	$—	$212,060	$6,132
Financial Guarantees – Credit Protection Sold	—	714	—

Total Accrued Expenses and Other Liabilities	$—	$212,774	$6,132

(1)	The amounts presented above exclude certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 22 – Derivative Financial Instruments and Hedging Activities in Notes to Consolidated Financial Statements for further information. Level 3 derivative liabilities represent the fair value of the derivative financial instrument entered into in conjunction with the sale of the Corporation’s shares of Visa, Inc. (“Visa”) Class B common stock.
(2)	The amounts presented above are exclusive of $61,840 in affordable housing partnerships, which are generally carried on the equity method.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (1)
Trading Assets:
Trading Securities	$—	$29,993	$—
Derivative Assets	—	225,653	—

Total Trading Assets	$—	$255,646	$—
Investment Securities Available for Sale (2):
U. S. Treasury	$—	$7,379	$—
U. S. Government Agencies	—	5,247,974	64,561
States and Political Subdivisions	—	802,023	41,979
Residential Mortgage Backed Securities	—	220,610	—
Corporate Notes	—	—	10,000
Asset Backed Securities	—	949	153,271
Foreign	—	3,025	1,385
Equity	135	—	—
Private Equity Investments	—	—	68,482

Total Investment Securities Available for Sale	$135	$6,281,960	$339,678
Accrued Interest and Other Assets:
Financial Guarantees – Credit Protection Purchased	$—	$13	$—
Liabilities (1)
Short-term Borrowings	$—	$14,604	$—
Accrued Expenses and Other Liabilities:
Derivative Liabilities	$—	$195,003	$11,600
Financial Guarantees – Credit Protection Sold	—	198	—

Total Accrued Expenses and Other Liabilities	$—	$195,201	$11,600

(1)	The amounts presented above exclude certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 22 – Derivative Financial Instruments and Hedging Activities in Notes to Consolidated Financial Statements for further information. Level 3 derivative liabilities represent the fair value of the derivative financial instrument entered into in conjunction with the sale of the Corporation’s shares of Visa Class B common stock.
(2)	The amounts presented above are exclusive of $56,538 in affordable housing partnerships, which are generally carried on the equity method.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the twelve months ended December 31, 2010:

	Investment Securities (1)	Private Equity Investments (2)	Total	Derivative Liabilities
Balance at December 31, 2009	$271,196	$68,482	$339,678	$11,600
Net payments, purchases and sales	(6,038)	2,013	(4,025)	(5,468)
Accretion /(amortization)	18	—	18	—
Transfers in to Level 3	12,008	—	12,008	—
Transfers out of Level 3	(140,483)	—	(140,483)	—
Total gains or losses (realized or unrealized):
Included in earnings	—	8,168	8,168	—
Included in other comprehensive income	(12,103)	—	(12,103)	—

Balance at December 31, 2010	$124,598	$78,663	$203,261	$6,132

Unrealized gains or losses for the year included in earnings attributable to unrealized gains or losses for assets still held at December 31, 2010	$—	$9,911	$9,911	$—

(1)	Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net Investment Securities Gains in the Consolidated Statements of Income.
(2)	Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net Investment Securities Gains in the Consolidated Statements of Income.

During 2010, securities were transferred from Level 2 in to Level 3 as the Corporation determined that it could not obtain a sufficient number of observable inputs in the form of market or broker quotes to substantiate a Level 2 classification.

Also during 2010, the Corporation transferred securities, which primarily consisted of $62,140 of senior tranche asset backed securities and $66,692 of Government National Mortgage Association (“GNMA”) securities, from Level 3 to Level 2 as significant inputs to the pricing model used to value these securities became observable in the marketplace, could be derived from observable data or the value could be supported by observable levels at which transactions were executed in the marketplace.

Transfers to and from level 3 were recognized at the end of each interim reporting period.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the twelve months ended December 31, 2009:

	Investment Securities (1)	Private Equity Investments (2)	Other Assets	Total	Derivative Liabilities
Balance at December 31, 2008	$135,953	$65,288	$5,903	$207,144	$—
Net payments, purchases and sales	60,479	4,710	(5,073)	60,116	(3,143)
Accretion / (amortization)	128	—	308	436	—
Net transfers in and / or out of Level 3	34,637	—	—	34,637	—
Total gains or losses (realized or unrealized):
Included in earnings	—	(1,516)	300	(1,216)	14,743
Included in other comprehensive income	39,999	—	(1,438)	38,561	—

Balance at December 31, 2009	$271,196	$68,482	$—	$339,678	$11,600

Unrealized gains or losses for the year included in earnings attributable to unrealized gains or losses for assets still held at December 31, 2009	$—	$(1,596)	$—	$(1,596)	$(14,743)

(1)	Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net Investment Securities Gains in the Consolidated Statements of Income.
(2)	Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net Investment Securities Gains in the Consolidated Statements of Income.

The increase in Level 3 investment securities at December 31, 2009 was primarily due to the purchase of certain GNMA securities and the transfer of certain municipal auction rate securities from Level 2. At December 31, 2009, the Corporation determined that it could not obtain a sufficient number of observable inputs in the form of market or broker quotes to substantiate a level 2 classification.

Transfers to and from level 3 were recognized at the end of each interim reporting period.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the twelve months ended December 31, 2008:

	Investment Securities (1)	Private Equity Investments (2)	Other Assets	Total
Balance at January 1, 2008	$2,066	$54,121	$9,030	$65,217
Net payments, purchases and sales	23,569	18,200	(3,307)	38,462
Discount accretion	141	—	740	881
Net transfers in and/or out of Level 3	185,698	—	—	185,698
Total gains or losses (realized or unrealized):
Included in earnings	—	(7,033)	(1,743)	(8,776)
Included in other comprehensive income	(75,521)	—	1,183	(74,338)

Balance at December 31, 2008	$135,953	$65,288	$5,903	$207,144

Unrealized gains or losses for the year included in earnings attributable to unrealized gains or losses for assets still held at December 31, 2008	$—	$(9,795)	$(1,972)	$(11,767)

(1)	Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net Investment Securities Gains in the Consolidated Statements of Income.
(2)	Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net Investment Securities Gains in the Consolidated Statements of Income.

The increase in Level 3 investment securities at December 31, 2008 was primarily due to the transfer of certain highly-rated asset backed securities. At December 31, 2008, the Corporation determined that it could not obtain a sufficient number of observable inputs in the form of market or broker quotes to substantiate a Level 2 classification.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of a previously recognized impairment.

The tables presented below summarize the adjusted carrying values and level of fair value hierarchy for assets measured at fair value on a nonrecurring basis:

	December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Loans Held for Sale	$—	$2,132	$—	$2,132
Impaired Loans	—	—	710,599	710,599
Other Real Estate Owned	—	—	78,797	78,797

Total	$—	$2,132	$789,396	$791,528

	December 31, 2009
	Quoted Prices in Activate Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Loans Held for Sale	$—	$10,884	$—	$10,884
Impaired Loans	—	—	845,868	845,868
Other Real Estate Owned	—	—	83,407	83,407

Total	$—	$10,884	$929,275	$940,159

Net losses related to nonrecurring fair value measurements of certain assets consisted of the following:

	Year Ended December 31,
	2010	2009
Loans Held for Sale	$16,145	$40,854
Impaired Loans	809,375	1,046,587
Other Real Estate Owned	62,632	121,843

Total	$888,152	$1,209,284

Net losses on loans held for sale represent net write downs during the period presented to record the loans at the lower of cost or fair value subsequent to their initial classification as loans held for sale. Such fair values are generally based on bids and are considered Level 2 fair values.

When impairment was measured based on the fair value of the collateral less estimated selling costs or the fair value of the loan, the loan is considered to be measured at fair value on a nonrecurring basis. The Corporation generally obtains appraisals to support the fair value of collateral underlying loans. Appraisals incorporate measures

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

such as recent sales prices for comparable properties and costs of construction. The Corporation considers these fair values Level 3.

Losses on impaired loans represent net write-downs during the periods presented on impaired loans that were individually evaluated for impairment based on the estimated fair value of the collateral less estimated selling costs or the fair value of the loan, excluding impaired loans fully charged off.

OREO is recorded at fair value based on property appraisals, less selling costs, at the date of transfer. Subsequent to transfer, OREO is carried at the lower of cost or fair value, less estimated selling costs. The carrying value of OREO is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Losses on OREO represent the net write-downs during the periods presented where the carrying value of the foreclosed real estate exceeded the current fair value less estimated selling costs of the foreclosed real estate subsequent to their initial classification as foreclosed assets.

Fair Value of Financial Instruments

Book values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2010 and 2009 are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the book values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading assets.

Balance Sheet Financial Instruments ($ in millions)

	2010		2009
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:
Cash and short term investments	$2,975.0	$2,975.0	$1,961.3	$1,961.3
Trading assets	258.1	258.1	255.6	255.6
Investment securities available for sale	6,504.6	6,504.6	6,678.3	6,678.3
Federal Reserve Bank stock and FHLB stock, at cost	380.1	380.1	395.3	395.3
Investment securities held to maturity	71.9	74.6	103.6	107.0
Net loans and leases	35,611.8	31,508.6	42,737.2	37,668.6
Interest receivable	138.2	138.2	166.4	166.4
Financial guarantees – credit protection purchased	—	—	—	—
Financial Liabilities:
Deposits	$38,258.6	$38,514.8	$41,637.5	$42,113.1
Short-term borrowings	227.8	227.8	1,120.1	1,114.0
Long-term borrowings	5,028.8	5,000.3	6,425.9	6,147.5
Derivative liabilities	218.2	218.2	206.6	206.6
Interest payable	110.4	110.4	157.6	157.6
Financial guarantees – credit protection sold	0.7	0.7	0.2	0.2

Quoted market prices are utilized by the Corporation for determining fair value, where readily available. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading assets and investment securities

Fair value is based on market prices where available. The fair value of trading assets and investment securities are categorized as Level 1, Level 2 and Level 3, based on the inputs to the valuations.

Net loans and leases

The fair value of loans and leases was derived from discounted cash flow analyses. Loans and leases as of December 31, 2010 were grouped into 1,788 pools based on similar characteristics such as maturity, payment type and payment frequency, rate type and underlying index, recent loan-to-value (LTV) measures and various types of credit indicators such as recent FICO scores and the Corporation’s internal loan rating system. Credit spreads were derived from observable information wherever possible. In cases where observable information was not available because of inactive markets or the change in the loan characteristics such as declining collateral values, certain adjustments were judgmentally made to estimate credit spreads consistent with the manner the Corporation believes market participants would assess the fair value of the loan pool. The Corporation has estimated that increasing or decreasing the credit spreads by the equivalent of a one credit rating adjustment could affect the aggregate fair value of the loans and leases by approximately $0.6 billion or 1.6% of the net carrying value of total loans and leases at December 31, 2010. The fair value of loans held for sale is based on the expected sales price. At December 31, 2010, the fair value of net loans and leases is considered Level 2 and Level 3 in the fair value hierarchy.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to approximate carrying value. Time deposits with defined maturity dates are considered to have a fair value which approximates the book value if the maturity date was within three months of the measurement date. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities. At December 31, 2010, the fair value of deposits is considered Level 2 in the Fair Value Hierarchy.

Borrowings

Short-term borrowings are generally carried at cost that approximates fair value. Long-term debt is valued using discounted cash flow analysis with discount curves developed using several methods. Wherever possible, the Corporation uses pricing from industry accepted services or recently observed transactions in the Corporation’s long-term debt to develop the discounting curves. The observed transactions are between unaffiliated parties where there has been sufficient transaction volume to conclude that the observed pricing is representative of the fair value of the long-term debt obligation. In the absence of representative observed transactions, the Corporation develops discount curves based on current incremental borrowing rates for similar types of arrangements. At December 31, 2010, the fair value of borrowings is considered Level 2 in the Fair Value Hierarchy.

Off-Balance Sheet Financial Instruments ($ in millions)

Fair values of off-balance sheet financial instruments have been estimated based on the equivalent fees, net of expenses, which would be charged for similar contracts and customers at December 31:

	2010	2009
Loan commitments	$5.6	$11.4
Commercial letters of credit	0.2	0.3
Credit support agreements	—	2.7
Standby letters of credit	6.2	9.5

See Note 21 – Financial Instruments with Off-Balance Sheet Risk in Notes to Consolidated Financial Statements for additional information.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

5.	Earnings Per Common Share

The following presents a reconciliation of the numerators and denominators of the basic and diluted per common share computations (dollars and shares in thousands, except per share data):

	Year Ended December 31, 2010
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(515,871)
Preferred dividends	(101,068)

Net loss attributable to Marshall & Ilsley Corporation Common Shareholders	$(616,939)	524,628	$(1.18)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(515,871)
Preferred dividends	(101,068)

Net loss attributable to Marshall & Ilsley Corporation Common Shareholders	$(616,939)	524,628	$(1.18)

	Year Ended December 31, 2009
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(758,617)
Preferred dividends	(100,164)

Net loss attributable to Marshall & Ilsley Corporation Common Shareholders	$(858,781)	348,532	$(2.46)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(758,617)
Preferred dividends	(100,164)

Net loss attributable to Marshall & Ilsley Corporation Common Shareholders	$(858,781)	348,532	$(2.46)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	Year Ended December 31, 2008
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(2,043,462)
Preferred dividends	(12,737)

Net loss attributable to Marshall & Ilsley Corporation Common Shareholders	$(2,056,199)	259,615	$(7.92)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(2,043,462)
Preferred dividends	(12,737)

Net loss attributable to Marshall & Ilsley Corporation Common Shareholders	$(2,056,199)	259,615	$(7.92)

The table below presents the options to purchase shares of common stock not included in the computation of diluted earnings per common share because the stock options’ exercise price was greater than the average market price of the common shares for the years ended December 31, 2010, 2009 and 2008 (anti-dilutive options). As a result of the Corporation’s reported net loss for the years ended December 31, 2010, 2009 and 2008, all stock options outstanding were excluded from the computation of diluted earnings per common share (shares in thousands):

	2010	2009	2008
Shares Subject to Options	30,365	33,756	33,439
Price Range	$4.76 — $36.82	$4.76 — $36.82	$8.55 — $36.82

An outstanding warrant to purchase 13,815,789 shares of the Corporation’s common stock issued in connection with the Corporation’s participation in the U.S. Treasury Department’s Capital Purchase Program was not included in the computation of diluted earnings per common share for the years ended December 31, 2010, 2009 and 2008 because of the reported net loss in the respective years. In addition, the $18.62 per share exercise price of the Warrant was greater than the average market price of the Corporation’s common stock for the years ended December 31, 2010 and 2009.

Effective January 1, 2009, the Corporation adopted updated guidance in the Earnings Per Share Topic of the Codification. Unvested share-based payment awards that provide nonforfeitable rights to dividends (such as restricted stock units granted by the Corporation) are considered participating securities to be included in the computation of earnings per share pursuant to the “two-class method” described in the Earnings Per Share Topic of the Codification. There was no impact to the Corporation’s current or prior periods presented as a result of the adoption of this accounting topic.

6.	Business Combinations

The following acquisition, which is not considered to be a material business combination, was completed during 2009:

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

On May 29, 2009, the Corporation acquired the investment team and managed accounts of Delta Asset Management (“Delta”), an institutional large-cap core equity money manager based in Los Angeles, California. Delta, which was an operating division of Berkeley Capital Management LLC, had approximately $1.2 billion in assets under management as of April 30, 2009. Total consideration in this transaction amounted to $5.1 million, consisting of 775,166 shares of the Corporation’s common stock valued at $6.52 per common share. This is considered a non-cash transaction for the purposes of the Consolidated Statement of Cash Flows. Goodwill amounted to $3.8 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreement) amounted to $1.2 million. The goodwill and intangibles resulting from this acquisition are deductible for tax purposes.

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2008:

On December 3, 2008, the Corporation completed its acquisition of an 80% equity interest in Taplin, Canida & Habacht, Inc. (“TCH”). TCH, based in Miami, Florida, is an institutional fixed income money manager with approximately $7.3 billion of assets under management as of December 31, 2008. Total consideration in this transaction amounted to $64.0 million, consisting of 4,863,221 shares of the Corporation’s common stock valued at $13.16 per common share. This is considered a non-cash transaction for the purposes of the Consolidated Statement of Cash Flows. TCH was integrated with the Corporation’s Wealth Management segment. Goodwill amounted to $42.1 million. The estimated identifiable intangible assets to be amortized (customer relationships, tradename and non-compete agreement) amounted to $22.3 million. The goodwill and intangibles resulting from this acquisition are deductible for tax purposes. The Corporation will acquire the remaining 20% interest in TCH over a five year period beginning in December 2008, through subsequent payments based on certain criteria, which include the future earnings of TCH, as defined in the TCH Purchase Agreement, and therefore the total consideration cannot be determined at the present time. During 2010, the Corporation made a $2.0 million payment based on criteria in the Purchase Agreement.

On January 2, 2008, the Corporation completed its acquisition of First Indiana Corporation (“First Indiana”) based in Indianapolis, Indiana. First Indiana, with $2.1 billion in consolidated assets as of December 31, 2007, had 32 branches in central Indiana which became branches of M&I Bank on February 2, 2008. Stockholders of First Indiana received $32.00 in cash for each share of First Indiana common stock outstanding, or approximately $530.2 million. Goodwill amounted to $412.7 million. The estimated identifiable intangible asset to be amortized (core deposits) with a weighted average life of 5.7 years amounted to $33.6 million. The goodwill and intangibles resulting from this acquisition are not deductible for tax purposes.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

7.	Investment Securities

The amortized cost, fair value and unrealized gains and losses of selected investment securities, by major security type, held by the Corporation were as follows:

	December 31, 2010
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale:
U.S. Treasury	$2,104	$18	$—	$2,122
U.S. Government agencies	5,479,691	43,532	78,948	5,444,275
States and political subdivisions	780,784	21,215	16,158	785,841
Residential mortgage backed securities	149	16	—	165
Asset backed securities	206,232	6	74,537	131,701
Private Equity investments	78,663	—	—	78,663
Affordable Housing Partnerships	61,840	—	—	61,840

Total	$6,609,463	$64,787	$169,643	$6,504,607

Federal Reserve Bank Stock and FHLB Stock:
Federal Reserve Bank Stock	$178,624	$—	$—	$178,624
FHLB Stock	201,473	—	—	201,473

Total	$380,097	$—	$—	$380,097

Held to Maturity:
States and political subdivisions	$58,389	$2,582	$309	$60,662
Corporate notes	10,000	273	—	10,273
Foreign	3,529	97	6	3,620

Total	$71,918	$2,952	$315	$74,555

	December 31, 2009
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale:
U.S. Treasury	$7,335	$47	$3	$7,379
U.S. Government agencies	5,291,115	53,272	31,852	5,312,535
States and political subdivisions	831,248	23,557	10,803	844,002
Residential mortgage backed securities	221,819	2,041	3,250	220,610
Corporate notes	10,000	—	—	10,000
Asset backed securities	208,330	8	54,118	154,220
Equity	115	20	—	135
Private Equity investments	68,494	52	64	68,482
Affordable Housing Partnerships	56,538	—	—	56,538
Foreign	4,410	—	—	4,410

Total	$6,699,404	$78,997	$100,090	$6,678,311

Federal Reserve Bank Stock and FHLB Stock:
Federal Reserve Bank stock	$186,375	$—	$—	$186,375
FHLB stock	208,906	—	—	208,906

Total	$395,281	$—	$—	$395,281

Held to Maturity:
States and political subdivisions	$102,566	$3,613	$217	$105,962
Foreign	1,000	—	—	1,000

Total	$103,566	$3,613	$217	$106,962

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The following tables provide the gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous realized loss position:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Government agencies	2,587,880	78,832	51,866	116	2,639,746	78,948
States and political subdivisions	153,848	7,205	48,487	9,262	202,335	16,467
Residential mortgage backed securities	—	—	—	—	—	—
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	130,978	74,537	130,978	74,537
Private Equity investments	—	—	—	—	—	—
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	2,094	6	—	—	2,094	6

Total	$2,743,822	$86,043	$231,331	$83,915	$2,975,153	$169,958

December 31, 2009
U.S. Treasury	$747	$3	$—	$—	$747	$3
U.S. Government agencies	1,761,701	23,839	1,015,790	8,013	2,777,491	31,852
States and political subdivisions	40,517	6,730	101,432	4,290	141,949	11,020
Residential mortgage backed securities	55,009	2,116	48,270	1,134	103,279	3,250
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	153,154	54,118	153,154	54,118
Equity	—	—	—	—	—	—
Private Equity investments	—	—	—	64	—	64
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	825	—	400	—	1,225	—

Total	$1,858,799	$32,688	$1,319,046	$67,619	$3,177,845	$100,307

Other-Than-Temporary-Impairment (OTTI)

The investment securities reported in the December 31, 2010 table above were temporarily impaired. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on December 31, 2010. The Corporation determined that the temporary impairment in the investment securities at December 31, 2010 was not from a decline in value due to a credit event that would result in OTTI. At December 31, 2010, the Corporation does not intend to sell these temporarily impaired investment securities until a recovery of recorded investment, which may be at maturity. In addition, the Corporation concluded that it is more likely than not, that it will not have to sell the investment securities prior to recovery of the recorded investment.

The most severe impairment was recognized in the Corporation’s investments in asset backed securities, which consist primarily of senior tranche collateralized debt obligations (“CDOs”) that are secured by pools of trust preferred securities issued by financial institutions or insurance companies. To assess the CDOs for potential OTTI, the Corporation estimated the expected cash flows for each security in this portfolio. The analysis was completed by evaluating the credit quality of the underlying collateral and the cash flow structure. At December 31, 2010, the estimated cash flow analysis for each security indicated that contractual principal and interest was fully collectible by maturity.

The credit quality analysis included analyses of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information for each underlying collateral issuer. The credit review also incorporated historical industry default data and current/near term operating conditions. Using the results of this analysis, the Corporation estimated appropriate default and recovery

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

probabilities for each piece of collateral. No recoveries were assumed on issuers who were deferring interest or currently in default.

There are various tranches or investment classes issued within each CDO. The most senior tranches generally have the lowest yield but the most protection from credit losses compared to other tranches that are subordinate to the most senior tranches. The Corporation holds only the two most senior tranches of the CDO issuances. Because of that seniority, the Corporation’s investments receive credit support from the subordinated tranches. At December 31, 2010, the Corporation estimated that the percentage of the currently performing collateral that would be required to default to cause the Corporation’s tranches to not receive all of its contractual cash flows (principal and interest) ranged from 18% to 46%. Based on that analysis, the Corporation concluded that there was excess protection to absorb the expected credit losses from both current and projected defaults and there was no OTTI. In addition, the Corporation concluded that the lengthening of the expected time for principal repayment combined with the illiquid market for trust preferred securities resulted in market expectations of higher yields for similar instruments which explained the entire decline in the fair value of the securities compared with their book values.

Other classes of investments with impairment at December 31, 2010 included U.S. Government agency securities and obligations of states and political subdivisions. U.S. Government agency securities consist of mortgage-backed securities issued by Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), and GNMA. This portfolio consists of securities with both fixed and floating rate interest rates, average lives of 3-5 years and contractual cash flows guaranteed by the U.S. government or agencies of the U.S. government.

Obligations of states and political subdivisions are bank qualified fixed rate securities with original maturities of ten to twenty years. The securities primarily consist of general obligation bonds with some essential service revenue bonds. The majority of these securities has a credit ratings of investment grade or better. Management performs ongoing credit quality reviews on these securities and at December 31, 2010, determined there were no credit losses.

The amortized cost and fair value of investment securities by contractual maturity at December 31, 2010 were:

	Investment Securities Available for Sale		Investment Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$178,075	$180,789	$9,984	$10,108
From one through five years	4,141,297	4,137,171	39,452	40,942
From five through ten years	1,659,412	1,641,839	22,482	23,505
After ten years	630,679	544,808	—	—

Total	$6,609,463	$6,504,607	$71,918	$74,555

Federal Reserve Bank stock and FHLB stock have no contractual maturities.

The gross investment securities gains and losses, including Wealth Management transactions, amounted to $104,903 and $5,087 in 2010, $132,074 and $9,721 in 2009, and $32,023 and $14,697 in 2008, respectively. See the Consolidated Statements of Cash Flows for the proceeds from the sale of investment securities.

Income tax expense related to net securities transactions amounted to $37,171, $45,565, and $6,164 in 2010, 2009 and 2008, respectively.

At December 31, 2010 and 2009, securities with a value of approximately $1,020,202 and $1,530,764, respectively, were pledged to secure public deposits, short-term borrowings, interest rate swaps and for other purposes required by law.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

8.	Loans and Leases

The Corporation’s loan and lease portfolio at December 31 were as follows:

Portfolio loans and leases	2010	2009
Commercial, financial and agricultural	$11,196,883	$12,473,995
Real estate:
Commercial mortgage	12,396,772	13,634,894
Construction and development	3,174,290	5,481,547
Residential mortgage	4,260,480	4,920,765
Home equity loans and lines of credit	4,187,316	4,685,370

Total Real Estate	24,018,858	28,722,576
Personal	1,142,345	2,191,449
Lease financing	503,058	615,447

Total	$36,861,144	$44,003,467

Loans held for sale	2010	2009
Commercial, financial and agricultural	$—	$1,633
Real estate:
Commercial mortgage	4,517	11,031
Construction and development	27,392	57,333
Residential mortgage	80,788	48,105
Home equity loans and lines of credit	25,516	29,224

Total Real Estate	138,213	145,693
Personal	—	66,833

Total	$138,213	$214,159

Loans and leases are presented net of unearned income and unamortized deferred fees, which amounted to $83,768 and $111,924 at December 31, 2010 and 2009, respectively.

Included in loans held for sale are nonaccrual loans which amounted to $23,448 and $57,670 at December 31, 2010 and 2009, respectively. Also included in loans held for sale are troubled debt restructured loans, which the Corporation refers to accruing renegotiated loans, which amounted to $15 at December 31, 2009.

For the years ended December 31, 2010, 2009 and 2008, loans transferred to OREO, net of initial write-downs, amounted to $446,456, $534,258 and $343,541, respectively. These amounts are considered non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

The Corporation evaluates the credit risk of each customer and, where deemed appropriate, collateral is obtained. Collateral varies by loan type and individual loan customer and may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guarantees, and general security agreements. The Corporation’s access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for collateral by creditworthiness, type of collateral, loan terms, pricing structures, loan-to-value limits by property type, minimum requirements for initial investment and maintenance of equity by the borrower, borrower net worth, cash flow and debt service coverage as well as policies and procedures for granting exceptions to established underwriting standards.

The Corporation’s lending activities are concentrated primarily in the Midwest. The Corporation’s loan portfolio consists of business loans extending across many industry types, as well as loans to individuals. As of December 31, 2010, total loans to any group of customers engaged in similar activities and having similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The following table presents a geographical summary of loans and leases as a percent of total consolidated loans and leases at December 31:

	2010	2009
Wisconsin	39.8%	37.4%
Arizona	11.2	12.1
Minnesota	11.0	10.7
Missouri	7.3	7.3
Florida	5.6	6.1
Indiana	4.2	3.6
Kansas	2.0	2.5
Others	18.9	20.3

Total	100.0%	100.0%

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest only loans are typical in commercial and business line of credit or revolving line of credit loans, home equity lines of credit and construction loans (residential and commercial). At December 31, 2010, the Corporation did not have loans with below market or so-called teaser interest rates. At December 31, 2010, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

The Corporation reported no loss related to residual impairment for the years ended December 31, 2010 and 2009.

Loans outstanding to directors and officers, including their related interests, by the Corporation and its significant subsidiaries did not exceed the reporting threshold at any time during 2010 or 2009.

At December 31, 2010 and 2009, loans and leases with a value of approximately $15,551,726 and $21,984,259, respectively, were pledged to secure deposits, borrowings and for other purposes required by law.

9.	Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management’s estimate of probable losses inherent in the Corporation’s loan and lease portfolio. Some factors considered in determining the adequacy of the allowance for credit losses include an assessments of individual problem loans, historical loss patterns of homogeneous loan pools and adjustments to reflect current economic conditions. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. The determination of the allowance for loan and lease losses is inherently subjective as it requires estimates, including amounts of future cash collections expected on nonaccrual loans, which may be susceptible to significant change.

The Corporation’s reserving methodology considers the following portfolio segments, which are collectively reported as the allowance for loan and lease losses. The entire allowance for loan and lease losses is available to absorb losses from loans and leases in any of the segments.

Specific Reserve: The Corporation individually evaluates certain loans for impairment. Nonaccrual loans, which the Corporation refers to as nonperforming loans and troubled debt restructurings, which the Corporation refers to as renegotiated loans, meet the definition of an impaired loan. In general, these loans have been internally identified via the Corporation’s loan grading system as credits requiring management’s attention due to underlying problems in the borrower’s business or collateral concerns. This evaluation considers expected future cash flows, the value of collateral and also other factors that may impact the borrower’s ability to make payments when due. For nonaccrual

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

loans greater than $1.0 million and renegotiated commercial loans greater than $250,000 impairment is individually measured each quarter using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral less costs to sell for collateral dependent loans and loans for which foreclosure is deemed to be probable. The specific reserve or valuation allowance for impaired loans is determined as the excess, if any, of the carrying value of the loan over the amount determined using the measurement alternative employed at the measurement date. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets. The carrying value of the loan reflects reductions from prior charge-offs. Nonaccrual loans below the threshold are collectively evaluated for impairment.

Impairment for consumer-related renegotiated loans is measured on a pool level at the present value of expected future cash flows discounted at the loan pool’s effective interest rate. Contractual cash flows are adjusted for probability of default, expected prepayments, the expected collateral value for loans that will not be fully amortized at maturity and other factors that may impact the timing and amount of expected cash flows. Factors used to adjust contractual cash flows are based on historical experience and market performance statistics where available.

The Corporation utilizes a dual credit risk rating system (“DRR”) to measure the credit quality of individual commercial loans. The DRR measures the probability of default (“PD”) of an obligor and the loss given default (“LGD”) of credit facilities. The DRR system has 14 grades of PD (numeric) and 8 grades of LGD (alpha). The Company uses the DRR for regulatory reporting purposes, determining the frequency of review of credit exposures, and the evaluation and determination of the allowance for commercial credit losses. The PD for all business purpose credit relationships are reviewed at least annually, while loans on criticized status are reviewed as frequently as quarterly depending on the relationship size. The DRR system is designed to provide a consistent method and means to assess the credit risk of the Corporation’s loan customers across all commercial products. The PD attempts to measure the likelihood of an obligor going into default over a one-year time horizon. The probabilities are intended to represent a long-term average covering periods of high and low defaults. The LGD attempts to measure the economic loss the Corporation would incur subsequent to an event of default. Each credit facility of an obligor must have an independent LGD rating.

Collective Loan Impairment: This segment of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are commercial and retail loans and leases that were excluded from the specific reserve allocation.

For purposes of determining collective loan impairment, commercial loans not evaluated individually are further disaggregated by the following loan types: commercial and industrial loans, commercial real estate loans, commercial construction and development loans and commercial leases. Using the Corporation’s internal risk ratings, commercial loans and leases are further stratified into three stratums. One stratum consists of loans and leases with risk ratings that are indicators of a nonperforming loan or lease or potential problem loan or lease (PD ratings 11-14), which the Corporation refers to as criticized loans and leases. Two stratums, (PD ratings 1-8 for “pass” credits) and (PD ratings 9-10 for “rated” credits), are developed for loans and leases that indicate no particular weakness. Using historical loss information, an estimate of loss is determined for each stratum. All nonaccrual loans and leases are classified as criticized.

For criticized loans and leases, more recent historical loss information forms the basis to determine the estimates of losses inherent in the pools at the measurement date. For the other stratums of loans and leases, longer-term historical loss information is used to form the basis to determine the estimates of losses inherent in the pools at the measurement date. Longer-term historical loss information is expected to be representative of inherent losses over an entire business cycle. Historical loss information is updated quarterly to reflect current experience. Historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type to ensure the loss rates ultimately used are appropriate at the measurement date. Selecting the appropriate loss rates that are used to determine the estimates of losses inherent in the pools at the measurement date requires significant judgment.

Retail loans and leases consist of residential real estate loans, residential construction and development loans, home equity loans and lines of credit, personal loans and personal leases. Other than retail nonaccrual loans greater than $1.0 million and renegotiated loans, retail loan types are stratified based on origination channels, underwriting

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

guidelines, collateral type and product features such as a loan or line of credit and delinquency status. The loans are further stratified by selected markets (Arizona, Wisconsin, Florida and others), updated credit scores and the loan’s year of origination. Credit scores are updated quarterly. In the event an updated credit score cannot be obtained, the original credit scores are used. Loss factors are derived from historical loss experience by delinquency status for each stratum and applied to the outstanding loan and lease balance by delinquency status to determine a reserve. Based on current market conditions, the Corporation estimates additional probable loss by evaluating probability of default and loss severity, the factors that collectively impact the amount of loss inherent in the retail sector loans and leases. Current factors impacting the probability of default such as lingering levels of elevated unemployment may not be fully reflected in updated credit scores or in existing levels of delinquency, causing historical default experience to be understated at the measurement date. Rapidly changing real estate collateral values arising from illiquid markets, excess inventories in certain markets and high current loan-to value ratios resulting from property value depreciation since the date the loans were originated impact historical loss severity. This additional probable loss is added to the amounts determined based on historical experience.

The second element reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses. From time to time, the Corporation has identified certain loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management’s judgment, reserve ranges may be allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions.

The Corporation has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. However, on an on-going basis the Corporation continues to refine the methods used in determining management’s best estimate of the allowance for loan and lease losses.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

An analysis of the allowance for loan and lease losses by major class of the Corporation’s loan and lease portfolio was as follows:

	For the Year Ended December 31, 2010
	Commercial Loans and Leases	Commercial Real Estate Loans	Residential Real Estate Loans	Construction and Development Loans	Home Equity Loans and Lines of Credit	Personal Loans and Leases	Total
Allowance for Loan and Lease Losses:
Beginning Balance	$289,885	$356,548	$194,618	$423,688	$164,013	$51,718	$1,480,470
Provision	405,648	602,792	146,890	462,618	108,846	32,094	1,758,888
Charge-offs	(331,737)	(603,483)	(175,028)	(640,296)	(133,538)	(51,485)	(1,935,567)
Recoveries	21,081	25,309	7,230	16,780	4,725	8,659	83,784

Ending Balance	$384,877	$381,166	$173,710	$262,790	$144,046	$40,986	$1,387,575

Ending Balance:
Individually Evaluated for Impairment	$26,167	$34,989	$54,737	$37,471	$7,760	$405	$161,529

Ending Balance:
Collectively Evaluated for Impairment	$358,710	$346,177	$118,973	$225,319	$136,286	$40,581	$1,226,046

Loans and Leases:
Ending Balance	$11,623,373	$12,396,772	$4,260,480	$3,174,290	$4,187,316	$1,218,913	$36,861,144

Ending Balance:
Individually Evaluated for Impairment	$159,920	$546,581	$351,566	$439,967	$55,617	$3,241	$1,556,892

Ending Balance:
Collectively Evaluated for Impairment	$11,463,453	$11,850,191	$3,908,914	$2,734,323	$4,131,699	$1,215,672	$35,304,252

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	For the Year Ended December 31, 2009
	Commercial Loans and Leases	Commercial Real Estate Loans	Residential Real Estate Loans	Construction and Development Loans	Home Equity Loans and Lines of Credit	Personal Loans and Leases	Total
Allowance for Loan and Lease Losses:
Beginning Balance	$190,845	$153,188	$159,385	$562,091	$89,941	$46,717	$1,202,167
Provision	518,018	440,611	390,041	715,107	190,653	60,219	2,314,649
Charge-offs	(440,642)	(249,188)	(357,565)	(864,865)	(119,230)	(61,604)	(2,093,094)
Recoveries	21,664	11,937	2,757	11,355	2,649	6,386	56,748

Ending Balance	$289,885	$356,548	$194,618	$423,688	$164,013	$51,718	$1,480,470

Ending Balance:
Individually Evaluated for Impairment	$81,099	$129,156	$77,376	$71,312	$22,444	$2,172	$383,559

Ending Balance:
Collectively Evaluated for Impairment	$208,786	$227,392	$117,242	$352,376	$141,569	$49,546	$1,096,911

Loans and Leases:
Ending Balance	$12,948,314	$13,634,894	$4,920,765	$5,481,547	$4,685,370	$2,332,577	$44,003,467

Ending Balance:
Individually Evaluated for Impairment	$316,747	$535,119	$472,400	$703,380	$114,587	$6,807	$2,149,040

Ending Balance:
Collectively Evaluated for Impairment	$12,631,567	$13,099,775	$4,448,365	$4,778,167	$4,570,783	$2,325,770	$41,854,427

The analysis of the allowance for loan and lease losses for the year ended December 31, 2008 was:

2008
Balance, beginning of year	$496,191
Allowance of loans and leases acquired	32,110
Provision for loan and lease losses	2,037,707
Charge-offs	(1,394,429)
Recoveries	30,588

Balance, end of year	$1,202,167

The Corporation’s recorded investment in impaired loans and leases are as follows:

	December 31,
	2010	2009
Total nonaccrual and renegotiated loans and leases	$2,116,095	$2,838,210
Less: nonaccrual and renegotiated loans held for sale	(23,448)	(57,685)

Total impaired loans and leases	$2,092,647	$2,780,525
Loans and leases excluded from individual evaluation	(535,755)	(631,485)

Impaired loans individually evaluated for impairment	$1,556,892	$2,149,040

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The Corporation’s recorded investment in impaired loans and leases individually evaluated for impairment and the related unpaid principal balances, valuation allowances, average recorded investment and interest income recognized were as follows:

	December 31, 2010			For the Year Ended December 31, 2010
	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Valuation Allowance Required:
Commercial Loans and Leases	$58,668	$72,056	$26,167	$120,963	$3,067
Commercial Real Estate Loans	157,789	179,022	34,989	351,546	6,709
Residential Real Estate Loans	319,667	324,974	54,737	321,916	12,695
Construction and Development Loans	185,454	206,304	37,471	324,826	6,372
Home Equity Loans and Lines of Credit	51,759	52,405	7,760	45,127	2,417
Personal Loans and Leases	1,868	1,868	405	4,129	19

Total	$775,205	$836,629	$161,529	$1,168,507	$31,279

No Valuation Allowance Required:
Commercial Loans and Leases	$101,252	$170,617	$—	$94,702	$4,840
Commercial Real Estate Loans	388,792	738,905	—	180,756	21,674
Residential Real Estate Loans	31,899	39,962	—	26,588	1,116
Construction and Development Loans	254,513	412,614	—	232,564	12,094
Home Equity Loans and Lines of Credit	3,858	4,609	—	678	73
Personal Loans and Leases	1,373	2,967	—	753	129

Total	$781,687	$1,369,674	$—	$536,041	$39,926

Total:
Commercial Loans and Leases	$159,920	$242,673	$26,167	$215,665	$7,907
Commercial Real Estate Loans	546,581	917,927	34,989	532,302	28,383
Residential Real Estate Loans	351,566	364,936	54,737	348,504	13,811
Construction and Development Loans	439,967	618,918	37,471	557,390	18,466
Home Equity Loans and Lines of Credit	55,617	57,014	7,760	45,805	2,490
Personal Loans and Leases	3,241	4,835	405	4,882	148

Total	$1,556,892	$2,206,303	$161,529	$1,704,548	$71,205

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	December 31, 2009			For the Year Ended December 31, 2009
	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Valuation Allowance Required:
Commercial Loans and Leases	$174,989	$199,332	$81,099	$174,153	$4,207
Commercial Real Estate Loans	358,711	395,522	129,156	187,174	11,290
Residential Real Estate Loans	446,175	454,351	77,376	281,035	20,694
Construction and Development Loans	361,327	420,928	71,312	414,381	12,677
Home Equity Loans and Lines of Credit	114,587	117,702	22,444	59,637	6,257
Personal Loans and Leases	4,357	4,357	2,172	4,835	161

Total	$1,460,146	$1,592,192	$383,559	$1,121,215	$55,286

No Valuation Allowance Required:
Commercial Loans and Leases	$141,758	$196,857	$—	$141,755	$6,033
Commercial Real Estate Loans	176,408	236,611	—	211,172	4,658
Residential Real Estate Loans	26,225	32,426	—	23,886	734
Construction and Development Loans	342,053	519,210	—	292,255	11,256
Home Equity Loans and Lines of Credit	—	—	—	300	—
Personal Loans and Leases	2,450	4,600	—	942	144

Total	$688,894	$989,704	$—	$670,310	$22,825

Total:
Commercial Loans and Leases	$316,747	$396,189	$81,099	$315,908	$10,240
Commercial Real Estate Loans	535,119	632,133	129,156	398,346	15,948
Residential Real Estate Loans	472,400	486,777	77,376	304,921	21,428
Construction and Development Loans	703,380	940,138	71,312	706,636	23,933
Home Equity Loans and Lines of Credit	114,587	117,702	22,444	59,937	6,257
Personal Loans and Leases	6,807	8,957	2,172	5,777	305

Total	$2,149,040	$2,581,896	$383,559	$1,791,525	$78,111

The table presented below reflects the Corporation’s credit exposure by credit quality indicator for the loan and lease portfolio:

	December 31, 2010
Credit Quality Indicators	Commercial Loans & Leases	Commercial Real Estate Loans	Residential Real Estate Loans	Construction and Development Loans	Home Equity Loans & Lines	Personal Loans & Leases	Total Loans & Leases
Commercial Risk Stratum
Criticized	$2,096,048	$2,799,802	$15,659	$1,236,375	$179	$25,339	$6,173,402
Rated	2,578,690	3,372,972	12,084	626,136	276	40,182	6,630,340
Pass	6,665,450	6,177,215	5,307	536,272	4,763	88,028	13,477,035
Consumer Credit Score
620 or Less	—	—	667,057	115,295	579,614	84,952	1,446,918
621 – 720	—	—	1,230,856	195,179	1,115,131	287,688	2,828,854
721 or Greater	—	—	2,198,782	461,809	2,458,934	639,041	5,758,566
Not Rated	283,185	46,783	130,735	3,224	28,419	53,683	546,029

Total	$11,623,373	$12,396,772	$4,260,480	$3,174,290	$4,187,316	$1,218,913	$36,861,144

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Commercial loans and commercial leases, commercial real estate loans and commercial construction and development loans in the Corporation’s loan portfolio without a credit quality rating are primarily loans with relationship balances less than $100,000 that are not required by internal policy to be assigned a DRR. In addition to these smaller commercial relationships, business purpose credit card loans, and commercial overdrafts do not have a DRR.

Residential real estate loans, residential construction and development loans, home equity loans and lines of credit, personal loans and personal leases without a credit quality rating are primarily consumer relationships serviced by third-party service providers where the provider was unable to provide a current or original credit score.

Nonaccrual loans and leases at December 31, 2010 and December 31, 2009:

	December 31,
	2010	2009
Commercial Loans and Leases	$190,301	$348,853
Commercial Real Estate Loans	568,332	576,400
Residential Real Estate Loans	273,656	205,339
Construction and Development Loans	417,047	760,643
Home Equity Loans and Lines of Credit	88,202	84,850
Personal Loans and Leases	6,673	10,996

Total	1,544,211	1,987,081
Nonaccrual Loans Held for Sale	23,448	57,670

Total Nonaccrual Loans and Leases	$1,567,659	$2,044,751

The current and past due status of the Corporation’s loans and leases at December 31, 2010 were:

	December 31, 2010
	30–59 Days Past Due	60–89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans and Leases	Loans 90+ Past Due and Still Accruing
Commercial Loans & Leases	$30,915	$11,183	$78,205	$120,303	$11,503,070	$11,623,373	$—
Commercial Real Estate	62,553	55,380	273,553	391,486	12,009,803	12,401,289	—
Residential Real Estate	108,644	61,425	258,497	428,566	3,912,702	4,341,268	20
Construction & Development	84,986	35,034	257,938	377,958	2,823,724	3,201,682	—
Home Equity Loans & Lines	52,962	29,386	79,456	161,804	4,051,028	4,212,832	1,211
Personal Loans & Leases	5,345	2,019	9,140	16,504	1,202,409	1,218,913	4,883

Total Loans and Leases	$345,405	$194,427	$956,789	$1,496,621	$35,502,736	$36,999,357	$6,114

Less: Loans Held for Sale						(138,213)

Total						$36,861,144

10.	Financial Asset Sales

During 2009 the Corporation discontinued, on a recurring basis, the sale and securitization of automobile loans into the secondary market.

As a result of clean-up calls and other events, the Corporation acquired the remaining loans from the auto securitization trusts in the third quarter of 2009 and recognized net gains of $5,163. The loans were returned as portfolio loans at fair value. The Corporation no longer participates in the securitizations, and therefore no longer has any retained interests or any future obligations.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

For the year ended December 31, 2009, net gains associated with the securitization of automobile loans amounted to $5,501. During 2008, the Corporation recognized net losses of $354 on the sale and securitization of automobile loans. Net trading gains associated with related interest swaps amounted to $845 and $2,627 in 2009 and 2008, respectively.

Net gains (losses) associated with the retained interests, held in the form of interest-only strips amounted to $300 in 2009 and ($1,743) in 2008 and are included in Net Investment Securities Gains in the Consolidated Statements of Income. The gains realized in 2009 and 2008 resulted from excess cash received over the carrying amount of certain interest-only strips. The gains in 2008 were offset by impairment losses of $1,972. The impairment losses in 2008 were the result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary.

11.	Variable Interest Entities

The Corporation is committed to community reinvestment and is required under federal law to take affirmative steps to help meet the credit needs of the local communities it serves. For this purpose, the Corporation holds variable interests in variable interest entities. The Corporation regularly invests in or lends to entities that: own residential facilities that provide housing for low-to-moderate income families (affordable housing projects); own commercial properties that are involved in historical preservations (rehabilitation projects); or provide funds for qualified low income community investments. These projects are generally located within the geographic markets served by the Corporation’s banking segment. The Corporation’s involvement in these entities is limited to providing funding in the form of subordinated debt or equity interests. The Corporation does not have the power to direct the activities of the entities that significantly affects their economic performance. At December 31, 2010, the aggregate carrying value of investments in the form of subordinated debt amounted to $6,419 and represented an involvement in fourteen unrelated entities.

Generally, the economic benefit from the equity investments consists of the income tax benefits obtained from the Corporation’s allocated operating losses from the partnership that are tax deductible, allocated income tax credits for projects that qualify under the Internal Revenue Code and in some cases, participation in the proceeds from the eventual disposition of the property. The Corporation uses the equity method of accounting to account for these investments. To the extent a project qualifies for income tax credits, the project must continue to qualify as an affordable housing project for fifteen years, a rehabilitation project for five years, or a qualified low income community investment for seven years in order to avoid recapture of the income tax credit. These requirements generally define the time the Corporation will be involved in a project.

The Corporation’s maximum exposure to loss as a result of its involvement with these entities is generally limited to the carrying value of these investments plus any unfunded commitments on projects that are not completed. At December 31, 2010, the aggregate carrying value of the subordinated debt and equity investments was $60,300 and the amount of unfunded commitments outstanding was $22,019.

12.	Premises and Equipment

The composition of premises and equipment at December 31 was:

	2010	2009
Land	$129,354	$140,630
Building and leasehold improvements	602,764	601,030
Furniture and equipment	283,227	312,905

	1,015,345	1,054,565
Accumulated depreciation	(487,383)	(488,759)

Premises and Equipment, Net	$527,962	$565,806

Depreciation expense was $48,618 in 2010, $48,707 in 2009 and $44,160 in 2008.

The Corporation leases certain of its facilities and equipment. Rent expense under such operating leases was $39,734 in 2010, $39,328 in 2009 and $37,270 in 2008.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year for 2011 through 2015 are $29,071, $27,044, $23,958, $21,975 and $19,266, respectively.

13.	Goodwill and Other Intangibles

The changes in carrying amount of goodwill for the twelve months ended December 31, 2010 were as follows:

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Gross amount of goodwill	$1,250,595	$609,510	$163,779	$120,777	$2,144,661
Accumulated impairment losses	(925,634)	(609,510)	—	—	(1,535,144)

Goodwill balance as of December 31, 2009	324,961	—	163,779	120,777	609,517
Activity	—	—	—	—	—

Goodwill balance as of December 31, 2010	$324,961	$—	$163,779	$120,777	$609,517

The changes in carrying amount of goodwill for the twelve months ended December 31, 2009 were as follows:

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Gross amount of goodwill	$1,252,880	$609,510	$157,121	$120,777	$2,140,288
Accumulated impairment losses	(925,634)	(609,510)	—	—	(1,535,144)
Goodwill balance as of December 31, 2008	327,246	—	157,121	120,777	605,144
Goodwill acquired during the year	—	—	3,788	—	3,788
Purchase accounting adjustments	(2,285)	—	2,870	—	585

Goodwill balance as of December 31, 2009	$324,961	$—	$163,779	$120,777	$609,517

Goodwill acquired during 2009 includes initial goodwill of $3,788 for the acquisition of Delta. See Note 6 – Business Combinations in Notes to Consolidated Financial Statements for additional information regarding this acquisition. Purchase accounting adjustments for the Commercial Banking segment relates to an income tax adjustment for a prior acquisition. Purchase accounting adjustments for Wealth Management represent adjustments made to the initial estimates of fair value associated with the December 2008 acquisition of TCH.

The Corporation’s other intangible assets consisted of the following at December 31, 2010:

	Gross Carrying Value	Accumulated Amortiza- tion	Net Carrying Value	Weighted Average Amortiza- tion Period (Yrs)
Other intangible assets:
Core deposit intangibles	$216,177	$(128,059)	$88,118	6.8
Trust customers	29,315	(10,146)	19,169	6.9
Tradename	3,975	(1,544)	2,431	8.3
Other	6,190	(2,072)	4,118	7.6

Total	$255,657	$(141,821)	$113,836	6.9

Mortgage loan servicing rights			$977

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The Corporation’s other intangible assets consisted of the following at December 31, 2009:

	Gross Carrying Value	Accumulated Amortiza- tion	Net Carrying Value	Weighted Average Amortiza- tion Period (Yrs)
Other intangible assets:
Core deposit intangibles	$216,177	$(113,268)	$102,909	6.8
Trust customers	29,354	(7,288)	22,066	6.9
Tradename	3,975	(1,014)	2,961	8.3
Other	7,235	(2,795)	4,440	6.1

Total	$256,741	$(124,365)	$132,376	6.8

Mortgage loan servicing rights			$1,691

Amortization expense of other intangible assets amounted to $19,416, $22,324 and $22,982 in 2010, 2009 and 2008, respectively. Amortization of mortgage loan servicing rights was $793, $1,099 and $1,300 in 2010, 2009 and 2008, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five years are:

2011	$17,464
2012	14,974
2013	12,893
2014	11,132
2015	11,068

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

Goodwill Impairment Tests

The Intangibles – Goodwill and Other Topic of the Codification provides guidance for impairment testing of goodwill and intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The Corporation has elected to perform the annual test for goodwill impairment as of June 30th of each year. Other than goodwill, the Corporation did not have any other intangible assets with indefinite lives at December 31, 2010.

As a result of applying the first step of goodwill impairment testing to determine if potential goodwill impairment existed at June 30, 2010, the Commercial Banking segment, Trust, Private Banking, and Brokerage, the three reporting units that comprise the Wealth Management segment, and the Capital Markets reporting unit “passed” (fair value exceeded the carrying amount) the first step of the goodwill impairment test. The National Consumer Banking reporting unit “failed” (the carrying amount exceeded the fair value) the first step of the goodwill impairment test at June 30, 2010 and was subjected to the second step of the goodwill impairment test.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The allocation process is performed solely for purposes of testing goodwill for impairment. Recognized assets and liabilities and previously unrecognized intangible assets are not adjusted or recognized as a result of the allocation process.

The Corporation completed an evaluation of the second step of the process in order to determine if there is any goodwill impairment for the National Consumer Banking reporting unit.

The implied fair value of a reporting unit’s goodwill will generally increase if the fair value of its loans and leases are less than the carrying value of the reporting unit’s loans and leases. The fair value of loans and leases was derived from discounted cash flow analysis as described in Note 4 – Fair Value Measurements in Notes to Consolidated Financial Statements.

The Corporation’s allocation of the fair values to the assets and liabilities assigned to the National Consumer Banking reporting unit was less than its reported carrying values. As a result, the Corporation concluded that it was not required to recognize any goodwill impairment.

14.	Deposits

The composition of deposits at December 31 was:

	2010	2009
Noninterest bearing demand	$8,078,733	$7,832,752
Interest bearing:
Savings and NOW	4,921,951	6,938,091
Money Market	15,897,642	11,314,909
CD’s $100,000 and over:
CD’s $100,000 and over	4,520,979	9,702,183
Cash flow hedge – Institutional CDs	—	13,427

Total CDs $100,000 and over	4,520,979	9,715,610
Other time	4,675,800	5,589,900
Foreign	163,527	246,263

Total interest bearing	30,179,899	33,804,773

Total deposits	$38,258,632	$41,637,525

At December 31, 2010, the scheduled maturities for CDs $100,000 and over, other time deposits, and foreign deposits were:

2011	$3,511,820
2012	1,983,566
2013	1,291,226
2014	465,400
2015 and thereafter	2,108,294

Total	$9,360,306

The maturity distribution of time deposits issued in amounts of $100,000 and over outstanding at December 31, 2010 was:

Three months or less	$340,716
Over three and through six months	273,497
Over six and through twelve months	532,684
Over twelve months	3,374,082

Total	$4,520,979

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

At December 31, 2010, time deposits issued by foreign offices totaled $163,527. The majority of foreign deposits were in denominations of $100,000 or more.

FDIC’s Temporary Liquidity Guarantee Program

On December 5, 2008, the Corporation announced that it and its eligible affiliates would be participating in a component of the FDIC’s Temporary Liquidity Guarantee Program – the Transaction Account Guarantee Program (the “TAGP”).

Under the TAGP, all noninterest-bearing transaction accounts held at the Corporation’s affiliate banks were fully guaranteed by the FDIC for the entire amount in the account, in addition to and separate from the coverage available under the FDIC’s general deposit rules.

Due to the stressed economic conditions that existed in 2008 and 2009, the Corporation believed that its participation in the TAGP was warranted and that such participation had a positive affect on its deposit growth in 2009. The Corporation subsequently determined that its participation in the TAGP program and the additional cost of participating in the program were no longer warranted, and elected to opt out of the program effective as of June 30, 2010. As anticipated, certain NOW deposits and certain noninterest bearing demand deposits migrated to other deposit accounts, investment products or into products offered by other entities during 2010.

Under the Dodd-Frank Act, beginning December 31, 2010 and continuing through December 31, 2012, all funds held in noninterest-bearing transaction accounts will be fully guaranteed by the FDIC for the full amount of the account. This unlimited insurance coverage was eliminated for Interest on Lawyer Trust Accounts and minimal interest-bearing NOW accounts, which were originally covered under TAGP. However, subsequent to the enactment of the Dodd-Frank Act, Congress amended the Federal Deposit Insurance Act to include Interest on Lawyer Trust Accounts within the definition of “noninterest-bearing transaction accounts,” thereby granting such accounts unlimited insurance coverage by the FDIC from December 31, 2010 through December 31, 2012.

In addition to the continuation of insurance coverage for noninterest-bearing transaction accounts, the Dodd-Frank Act permanently increased the standard maximum FDIC deposit insurance amount to $250,000.

FDIC’s Prepaid Assessments

On November 12, 2009, the FDIC adopted the final rule amending the assessment regulations to require insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009, along with each institution’s risk-based deposit insurance assessment for the third quarter of 2009. As a result, the Corporation recorded a $333,565 prepaid FDIC premium assessment at December 31, 2009. The balance as of December 31, 2010 was $221,640 and is included in Accrued Interest and Other Assets in the Consolidated Balance Sheets.

15.	Short-term Borrowings

Short-term borrowings at December 31 were:

	2010	2009
Federal Funds Purchased and Security Repurchase Agreements	$211,823	$520,905
U.S. Treasury demand notes	620	73,959
Federal Home Loan Bank (“FHLB”) advances	—	510,000
Other	15,395	15,283

Short-term borrowings	$227,838	$1,120,147

At December 31, 2009, there were two FHLB advances, which included $260,000 with a fixed interest rate of 0.46% that matured on February 8, 2010 and $250,000 with a fixed interest rate of 0.46% that matured on February 10, 2010. The Corporation was required to pledge mortgage related assets as collateral to the FHLB to secure the borrowing.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

16.	Long-term Borrowings

Long-term borrowings at December 31 were:

	2010	2009
Parent Corporation:
Medium-term notes Series E, F and MiNotes	$432,068	$453,589
Floating rate subordinated notes	30,903	31,806
7.50% subordinated notes	22,394	22,361
Floating rate junior subordinated deferrable interest debentures	16,000	16,000
Floating rate junior subordinated deferrable interest debentures	30,000	30,000
Floating rate junior subordinated deferrable interest debentures	38,000	38,000
10.60% junior subordinated deferrable interest debentures	15,000	15,380
Subsidiaries:
Borrowings from FHLB:
Floating rate advances	1,291,900	1,591,900
Cash flow hedge — FHLB advances	32,841	51,653

Floating rate advances	1,324,741	1,643,553
Fixed rate advances	988,008	1,056,361
Senior bank notes:
Floating rate bank notes	73,854	553,954
Cash flow hedge — Floating rate bank notes	1,556	4,574

Floating rate bank notes	75,410	558,528
Fixed rate bank notes	182,821	487,493
Subordinated bank notes:
Floating rate subordinated bank notes	199,399	361,011
Fixed rate subordinated bank notes	1,199,559	1,238,078
3.875% bank notes – Farmer Mac	474,484	473,695

Long-term borrowings	$5,028,787	$6,425,855

At December 31, 2010, Series E notes outstanding amounted to $79,900 with fixed rates of 5.02% to 6.00%. Series E notes outstanding mature at various times and amounts through 2023. At December 31, 2010, the Series F note outstanding amounted to $250,000 with a fixed rate of 5.35%. The Series F note matures in 2011. The MiNotes, issued in minimum denominations of one thousand dollars or integral multiples of one thousand dollars, may have maturities ranging from nine months to 30 years and may be at fixed or floating rates. At December 31, 2010, MiNotes outstanding amounted to $106,152 with fixed rates ranging from 4.00% to 6.30%. MiNotes outstanding mature at various times through 2038.

The Corporation’s floating rate subordinated-debt securities mature November 2011 and pay interest semiannually at a variable rate, based upon six-month LIBOR plus 3.75%. At December 31, 2010, the subordinated notes were disallowed as “Tier 2” or supplementary capital for regulatory capital purposes.

In conjunction with the acquisition of First Indiana, the Corporation assumed $22,500 of subordinated notes maturing in November 2013. These subordinated notes carry a fixed interest rate of 7.50% with interest payable semiannually. At December 31, 2010, 40% of the subordinated notes qualified as “Tier 2” or supplementary capital for regulatory capital purposes.

In conjunction with the acquisitions of Gold Banc, Trustcorp, Excel and First Indiana, M&I acquired all of the common interests in trusts that issued cumulative preferred capital securities that are supported by junior subordinated deferrable interest debentures. These trusts are 100% owned unconsolidated finance subsidiaries of the Corporation. M&I has fully and unconditionally guaranteed the securities that the trusts have issued. At December 31, 2010, the junior subordinated deferrable interest debentures qualify as “Tier 1” capital for regulatory capital purposes.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Gold Banc Trust III was formed in March 2004, and issued $16,000 of trust-preferred securities to institutional investors. Gold Banc Trust III used the proceeds from the issuance of the trust-preferred securities, as well as Gold Banc’s $495 capital investment in the trust, to purchase $16,495 of junior subordinated debt securities issued by Gold Banc. The debentures mature on April 23, 2034, and may be redeemed, at the option of the Corporation after April 23, 2009. The interest rate of the debentures was fixed at 5.80% for a five-year period through April 23, 2009. Thereafter, interest is at a floating rate equal to the three-month London Inter-Bank Offered Rate (“LIBOR”) plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Trust IV was formed in March 2004, and issued $30,000 of trust-preferred securities to institutional investors. Gold Banc Trust IV used the proceeds from the issuance of the trust-preferred securities, as well as Gold Banc’s $928 capital investment in the trust, to purchase $30,928 of floating rate junior subordinated debt securities issued by Gold Banc. The debentures mature on April 7, 2034 and may be redeemed, at the option of the Corporation after April 7, 2009. The interest rate of the debentures is a floating rate equal to three-month LIBOR plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Capital Trust V was formed in November 2004, and issued $38,000 of trust-preferred securities to institutional investors. Gold Banc Capital Trust V used the proceeds from the issuance of the trust-preferred securities, as well as Gold Banc’s $1,176 capital investment in the trust, to purchase $39,176 of junior subordinated deferrable interest debentures issued by Gold Banc. The debentures mature on December 15, 2034, and may be redeemed, at the option of the Corporation after December 15, 2009. The interest rate of the debentures was fixed at 6.00% for a five-year period through December 15, 2009. Thereafter, interest is at a floating rate equal to three-month LIBOR plus 2.10%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Trustcorp Statutory Trust I was formed in August 2000, and issued $15,000 of 10.60% Cumulative Preferred Trust Securities. Trustcorp Statutory Trust I used the proceeds from the issuance of the cumulative preferred trust securities, as well as Trustcorp’s $464 capital investment in the trust, to purchase $15,464 of junior subordinated deferrable interest debentures issued by Trustcorp. The debentures mature on September 7, 2030. Interest is payable semi-annually. The dividend rate on the cumulative preferred trust securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

At December 31, 2010, floating rate FHLB advances outstanding mature at various times between 2013 and 2018. The interest rate is reset monthly based on one-month LIBOR. Fixed rate FHLB advances have interest rates, which range from 2.18% to 7.27% and mature at various times in 2011 through 2026.

The Corporation is required to maintain unencumbered first mortgage loans and mortgage-related securities such that the outstanding balance of FHLB advances does not exceed 80% (67% for multi-family and 40% for home equity loans) of the book value of this collateral. In addition, a portion of these advances are collateralized by FHLB stock.

During 2009, the Corporation modified $580 million of fixed rate FHLB advances. The weighted-average interest rate on the debt was modified from 4.83% to 2.20% and the terms were extended. A payment of $29 million was made and is recorded as a discount to be amortized over the remaining life of the modified debt.

The floating rate senior bank notes have interest rates based on one-month or three-month LIBOR with a spread that ranges from a plus 0.11% to a plus 0.13%. Interest payments are either monthly or quarterly. The floating rate senior bank notes outstanding mature in 2011.

The fixed rate senior bank notes have interest rates, which range from 5.15% to 5.30% and pay interest semi-annually. The fixed rate senior bank notes outstanding mature at various times and amounts from 2011 through 2012.

The floating rate subordinated bank notes, issued by M&I Bank mature in 2012 and have an interest rate based on the three-month LIBOR plus 0.27%, adjustable quarterly. Interest is payable quarterly. At December 31, 2010, 20% of the floating rate subordinated bank notes qualified as “Tier 2” or supplementary capital for regulatory capital purposes.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The fixed rate subordinated bank notes have interest rates that range from 4.85% to 7.50% and mature at various times in 2011 through 2020. Interest is paid semi-annually. A portion of these notes qualify as “Tier 2” or supplementary capital for regulatory capital purposes.

The $475 million of agricultural mortgage backed notes are due August 19, 2011. These notes carry an unconditional guarantee of principal and interest and are secured by Federal Agricultural Mortgage Corporation (“Farmer Mac”). The interest rate is fixed at 3.875% and is payable semi-annually.

The Corporation re-acquired and extinguished both bank holding company and banking affiliate long-term borrowings through open market purchases in 2010 and 2009. The borrowings consisted of various senior and subordinated notes. Small blocks of various bank holding company and bank notes were acquired in individual transactions in 2010 and 2009. In addition, a $400 million public tender offer of M&I Bank senior and subordinated notes was completed in 2009. During 2010, the Corporation re-acquired and extinguished $223.3 million of debt. The gain amounted to $19.7 million and is reported as Gain on Termination of Debt in the Consolidated Statements of Income. During 2009, the Corporation re-acquired and extinguished $1,285.7 million of debt at gain of $99.4 million.

Scheduled maturities of long-term borrowings are $1,265,580, $824,972, $1,152,485, $81,145 and $350,702 for 2011 through 2015, respectively.

FDIC’s Temporary Liquidity Guarantee Program

On December 5, 2008, the Corporation announced that it and its eligible affiliates will be participating in a component of the FDIC’s Temporary Liquidity Guarantee Program - the Debt Guarantee Program (the “DGP”).

During 2010 and 2009, the Corporation did not issue any debt guaranteed by the FDIC.

17.	Shareholders’ Equity

The Corporation has 5,000,000 shares of preferred stock authorized, with a par value of $1.00 per share. There were 1,715,000 shares of Senior Preferred Stock, Series B issued and outstanding, with a liquidation preference of $1,000 per share, for each of the years ended December 31, 2010 and 2009.

On November 14, 2008, as part of the Corporation’s participation in the CPP, the Corporation entered into a Letter Agreement with the UST. Pursuant to the Securities Purchase Agreement – Standard Terms (the “Securities Purchase Agreement”) attached to the Letter Agreement; the Corporation sold 1,715,000 shares of the Corporation’s Senior Preferred Stock, having a liquidation preference of $1,000 per share, for a total price of $1,715 million. The Senior Preferred Stock qualifies as Tier 1 capital and pay cumulative compounding dividends at a rate of 5% per year for the first five years and 9% per year thereafter.

Under the terms of the Securities Purchase Agreement, except as described below, the Corporation may not redeem the Senior Preferred Stock during the first three years that it is outstanding. After the first three years, the Corporation may redeem shares of the Senior Preferred Stock for the per share liquidation preference of $1,000 plus any accrued and unpaid dividends. The Corporation is permitted, subject to regulatory approval, to redeem in whole or in part the Senior Preferred Stock during the first three years only if (a) it has received aggregate gross proceeds of not less than $428.75 million from one or more “Qualified Equity Offerings” (as defined in the Securities Purchase Agreement), and (b) the aggregate redemption price of the Senior Preferred Stock redeemed does not exceed the aggregate net proceeds received by the Corporation from any such Qualified Equity Offerings.

The Corporation received a total of $1,419.4 million in aggregate net proceeds from the common stock offerings in 2009, which met the requirements for Qualified Equity Offerings. Any repurchase of the Senior Preferred Stock would be contingent upon the determination of the Board of Directors that such repurchase is in the best interests of the Corporation and its shareholders. Furthermore, any repurchase of the Senior Preferred Stock would be subject to consultation with and approval by the Corporation’s banking regulators. To the extent the Corporation seeks such approval, there can be no assurance that such approval will be granted.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Pursuant to the American Recovery and Reinvestment Act, which was signed into law in February 2009, CPP participants are permitted to redeem the preferred stock issued under the CPP at any time, subject to consultation with the appropriate federal banking agency. However, the Corporation’s Restated Articles of Incorporation contain the redemption restrictions described above. The Corporation may seek Board of Directors and shareholder approval in the future to amend the Restated Articles of Incorporation to allow the Corporation to redeem the Senior Preferred Stock at any time after consultation with the Federal Reserve Board.

Under the terms of the Securities Purchase Agreement, as long as any Senior Preferred Stock is outstanding, the Corporation may pay quarterly common stock cash dividends of up to $0.32 per share, and may redeem or repurchase its common stock, provided that all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Stock are fully paid. Prior to the third anniversary of the UST’s purchase of the Senior Preferred Stock, unless Senior Preferred Stock has been redeemed or the UST has transferred all of the Senior Preferred Stock to third parties, the consent of the UST will be required for the Corporation to increase its common stock dividend to more than $0.32 per share per quarter or repurchase its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement. The Senior Preferred Stock will be non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Senior Preferred Stock.

As a condition to participating in the CPP, the Corporation issued and sold to the UST a warrant (the “Warrant”) to purchase 13,815,789 shares (the “Warrant Shares”) of the Corporation’s common stock, at an initial per share exercise price of $18.62, for an aggregate purchase price of approximately $257.25 million. The term of the Warrant is ten years. The Warrant is no longer subject to any contractual restrictions on transfer. The Warrant provides for the adjustment of the exercise price and the number of Warrant Shares issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of the Corporation’s common stock, and upon certain issuances of the Corporation’s common stock at or below a specified price range relative to the initial exercise price. Pursuant to the Securities Purchase Agreement, the UST has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

Pursuant to the Securities Purchase Agreement, until the UST no longer owns any shares of the Senior Preferred Stock, the Warrant or Warrant Shares, the Corporation’s employee benefit plans and other executive compensation arrangements for its Senior Executive Officers must continue to comply in all respects with Section 111(b) of the Emergency Economic Stabilization Act and the rules and regulations of the UST promulgated thereunder.

The Securities Purchase Agreement permits the UST to unilaterally amend any provision of the Letter Agreement and the Securities Purchase Agreement to the extent required to comply with any changes in the applicable Federal statutes.

For accounting purposes, the proceeds of $1,715 million were allocated between the preferred stock and the warrant based on their relative fair values. The initial value of the Warrant, which is classified as equity, was $81.12 million. The entire discount on the Senior Preferred Stock, created from the initial value assigned to the Warrant, will be accreted over a five year period in a manner that produces a level preferred stock dividend yield which is 6.10%. At the end of the fifth year, the carrying amount of the Senior Preferred Stock will equal its liquidation value.

Preferred dividends accrued and discount accretion on the Senior Preferred Stock amounted to $101.1 million for the year ended December 31, 2010. On November 15, 2010, the Corporation paid the quarterly preferred dividend covering the period from August 15, 2010 through November 15, 2010 in the amount of $21.4 million. Preferred dividends paid on the Senior Preferred Stock amounted to $85.8 million for the year ended December 31, 2010.

On October 27, 2009, the Corporation announced the closing of its public offering of 156.4 million shares of its $1.00 par value common stock at $5.75 per share. The 156.4 million shares included 20.4 million shares issued pursuant to an option granted to the underwriters by the Corporation, which was exercised in full. The proceeds, net of underwriting discounts and commissions and offering expenses, from the offering amounted to $863.1 million.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

On June 17, 2009, the Corporation announced the closing of its public offering of 100.0 million shares of its $1.00 par value common stock at $5.75 per share. The 100.0 million shares include 13.0 million shares issued pursuant to an option granted to the underwriters by the Corporation, which was exercised in full. The proceeds, net of underwriting discounts and commissions and offering expenses, from the offering amounted to $551.8 million.

The Corporation also sold on an at-the-market basis 670,300 shares of its common stock resulting in proceeds of $4.5 million, net of fees and commissions and offering expenses, during the second quarter of 2009.

The Corporation issues treasury common stock in conjunction with exercises of stock options and restricted stock, acquisitions, and from time-to-time issues treasury stock to fund a portion of its retirement plan obligations. Treasury shares are acquired from restricted stock forfeitures, shares tendered to cover tax withholding associated with stock option exercises and vesting of key restricted stock and mature shares tendered for stock option exercises in lieu of cash. The Corporation had a Stock Repurchase Program under which up to 12 million shares of the Corporation’s common stock could be repurchased annually. As a result of the restrictions contained in the Securities Purchase Agreement, the Corporation allowed the Stock Repurchase Program to expire and did not reconfirm the Stock Repurchase Program for 2009. During 2008, the Corporation acquired 4,782,400 shares of its common stock in open market share repurchase transactions under the Stock Repurchase Program. Total cash consideration amounted to $124.9 million.

The Corporation sponsors a deferred compensation plan for its non-employee directors and the non-employee directors and advisory board members of its affiliates. Participants may elect to have their deferred fees used to purchase M&I common stock with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2010 and 2009, 1,242,957 and 1,069,044 shares, respectively, of M&I and Fidelity National Information Services Inc. common stock were held in a grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders’ Equity in the Consolidated Balance Sheets and amounted to $17,952 at December 31, 2010 and $17,075 at December 31, 2009.

The Corporation amended its deferred compensation plan for its non-employee directors and selected key employees to permit participants to defer the gain from the exercise of nonqualified stock options. In addition, the gain upon vesting of restricted common stock to participating executive officers may be deferred. Shares of M&I common stock, which represent the aggregate value of the gains deferred are maintained in a grantor trust with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2010 and 2009, 936,909 and 820,709 shares, respectively, of M&I and Fidelity National Information Services Inc. common stock were held in the grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders’ Equity in the Consolidated Balance Sheets and amounted to $20,677 at December 31, 2010 and $20,463 at December 31, 2009.

The following tables present the Corporation’s comprehensive income:

	For the Year Ended December 31, 2010
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net Loss Including Noncontrolling Interests			$(514,435)
Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Securities
Arising During the Period	$(554)	$203	$(351)
Reclassification for Securities Transactions Included in Net Income	(83,209)	30,371	(52,838)

Total Unrealized Gains (Losses) on Securities	$(83,763)	$30,574	$(53,189)

Unrealized Gains (Losses) on Derivatives Hedging Variability of Cash Flows
Arising During the Period	$(51,988)	$19,360	$(32,628)
Reclassification Adjustments for Hedging Activities Included in Net Income	55,865	(20,804)	35,061

Total Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows	$3,877	$(1,444)	$2,433

Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan
Effect due to Remeasurement of Benefit Obligation	$1,704	$(4,838)	$(3,134)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Reclassification for Amortization of Actuarial Loss and Prior Service Credit Amortization Included in Net Income	(2,238)	636	(1,602)

Total Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan	$(534)	$(4,202)	$(4,736)

Other Comprehensive Income (Loss), Net of Tax			(55,492)

Total Comprehensive Income (Loss)			(569,927)
Less: Comprehensive Income (Loss) Attributable to Noncontrolling Interests			(1,436)

Comprehensive Income (Loss) Attributable to Marshall & Ilsley Corporation			$(571,363)

	For the Year Ended December 31, 2009
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net Loss Including Noncontrolling Interests			$(757,039)
Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Securities
Arising During the Period	$155,152	$(55,291)	$99,861
Reclassification for Securities Transactions Included in Net Income	(88,743)	33,048	(55,695)

Total Unrealized Gains (Losses) on Securities	$66,409	$(22,243)	$44,166

Unrealized Gains (Losses) on Derivatives Hedging Variability of Cash Flows
Arising During the Period	$5,130	$(1,703)	$3,427
Reclassification Adjustments for Hedging Activities Included in Net Income	82,496	(27,391)	55,105

Total Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows	$87,626	$(29,094)	$58,532

Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan
Effect due to Remeasurement of Benefit Obligation	$7,827	$(2,857)	$4,970
Reclassification for Amortization of Actuarial Loss and Prior Service Credit Amortization Included in Net Income	(1,399)	362	(1,037)

Total Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan	$6,428	$(2,495)	$3,933

Other Comprehensive Income (Loss), Net of Tax			106,631

Total Comprehensive Income (Loss)			(650,408)
Less: Comprehensive Income (Loss) Attributable to Noncontrolling Interests			(1,578)

Comprehensive Income (Loss) Attributable to Marshall & Ilsley Corporation			$(651,986)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	For the Year Ended December 31, 2008
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net Loss Including Noncontrolling Interests			$(2,042,593)
Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Securities
Arising During the Period	$(71,215)	$24,649	$(46,566)
Reclassification for Securities Transactions Included in Net Income	(320)	112	(208)

Total Unrealized Gains (Losses) on Securities	$(71,535)	$24,761	$(46,774)

Unrealized Gains (Losses) on Derivatives Hedging Variability of Cash Flows
Arising During the Period	$(124,513)	$43,579	$(80,934)
Reclassification Adjustments for Hedging Activities Included in Net Income	38,652	(13,528)	25,124

Total Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows	$(85,861)	$30,051	$(55,810)

Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan
Effect due to Remeasurement of Benefit Obligation	$(4,882)	$4,524	$(358)
Reclassification for Amortization of Actuarial Loss and Prior Service Credit Amortization Included in Net Income	(2,070)	767	(1,303)

Total Unrealized Gains (Losses) on Funded Status of Defined Benefit Postretirement Plan	$(6,952)	$5,291	$(1,661)

Other Comprehensive Income (Loss), Net of Tax			(104,245)

Total Comprehensive Income (Loss)			(2,146,838)
Less: Comprehensive Income (Loss) Attributable to Noncontrolling Interests			(869)

Comprehensive Income (Loss) Attributable to Marshall & Ilsley Corporation			$(2,147,707)

Regulatory Capital

Federal banking regulatory agencies established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as “Tier 1” capital. The Federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3% “Tier 1” capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.

At December 31, 2010 and 2009, the most recent notification from the Federal Reserve Board categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation’s category.

To be well capitalized under the regulatory framework, the “Tier 1” capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%.

The Corporation’s risk-based capital and leverage ratios are as follows ($ in millions):

	Risk-Based Capital Ratios
	As of December 31, 2010		As of December 31, 2009
	Amount	Ratio	Amount	Ratio
Tier 1 capital	$4,429.9	11.14%	$5,381.4	11.11%
Tier 1 capital adequacy minimum requirement	1,590.3	4.00	1,938.3	4.00

Excess	$2,839.6	7.14%	$3,443.1	7.11%

Total capital	$5,665.0	14.25%	$6,988.3	14.42%

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Total capital adequacy minimum requirement	3,180.8	8.00	3,876.6	8.00

Excess	$2,484.2	6.25%	$3,111.7	6.42%

Risk-adjusted assets	$39,759.8		$48,457.2

	Leverage Ratio
	As of December 31, 2010		As of December 31, 2009
	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted total assets	$4,429.9	8.91%	$5,381.4	9.48%
Minimum leverage adequacy requirement	1,492.1 – 2,486.8	3.00 – 5.00	1,702.6 – 2,837.7	3.00 – 5.00

Excess	$ 2,937.8 – 1,943.1	5.91 – 3.91%	$ 3,678.8 – 2,543.7	6.48 – 4.48%

Adjusted average total assets	$49,736.8		$56,754.0

At December 31, 2010 and 2009, the estimated deferred tax liabilities that reduced the carrying value of acquired intangibles used in determining Tier 1 capital amounted to $42,519 and $49,394, respectively.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The Corporation’s banking subsidiaries’ risk-based capital and leverage ratios meet or exceed the defined minimum requirements, and were well capitalized as of December 31, 2010 and 2009. The following table presents the risk-based capital ratios for the Corporation’s significant banking subsidiaries:

	Tier 1	Total	Leverage
M&I Marshall & Ilsley Bank
December 31, 2010	10.39%	13.53%	8.27%
December 31, 2009	9.19	12.72	7.82
Southwest Bank, an M&I Bank (1)
December 31, 2009	12.07%	13.31%	8.18%
M&I Bank FSB
December 31, 2010	10.65%	11.97%	10.18%
December 31, 2009	11.70	13.00	9.58

(1)	Southwest Bank, an M&I Bank was merged into M&I Marshall & Ilsley Bank during 2010.

The payment of dividends by banking subsidiaries is subject to regulatory restrictions by various federal and/or state regulatory authorities. Dividends paid by bank subsidiaries are further limited if the effect would result in a bank’s subsidiary capital being reduced below applicable minimum capital amounts. At December 31, 2010, the Corporation’s subsidiary banks, identified above, did not have any retained earnings available for the payment of dividends to the Corporation without first obtaining the consent of its federal and state regulatory authorities.

Currently, the Corporation is required to obtain the prior approval of the Federal Reserve Bank of Chicago and the Wisconsin Department of Financial Institutions to pay a cash dividend on its common stock.

18.	Income Taxes

The Corporation adopted the provisions of the Income Taxes Topic of the Codification related to accounting for Uncertainty in Income Taxes which prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Corporation, along with its subsidiaries, files income tax returns in the U.S. and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal taxing authorities for taxable years prior to 2009 and state taxing authorities for taxable years prior to 2005.

As of December 31, 2010, the total amount of gross unrecognized tax benefits was $37,907, of which $36,051 relates to benefits that, if recognized, would impact the annual effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance beginning of year	$39,109	$77,748	$76,697
Additions based on tax positions related to the current year	1,498	2,329	4,164
Additions for tax positions of prior years	4,701	1,825	14,442
Reductions for tax positions of prior years	(213)	(1,693)	(16,674)
Reductions for lapse of statute of limitations	(5,641)	(10,625)	(865)
Settlements	(1,547)	(30,475)	(16)

Balance end of year	$37,907	$39,109	$77,748

The Corporation anticipates that its unrecognized tax benefits will not significantly increase or decrease within the next twelve months.

The Corporation’s policy is to include interest and penalties related to income tax liabilities in income tax expense. The total amount of net interest (income) expense included in the income statement as it pertains to the

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

unrecognized tax benefits for 2010, 2009 and 2008 is $(880), $(4,551) and $2,334, respectively. These amounts include interest income received from settlements, reversal of interest expense on lapsing of the statute of limitations, and decreases of prior year’s positions. Interest included in the total liability for unrecognized tax benefits as of December 31, 2010 and 2009 is $6,674 and $7,553, respectively. The Corporation has not accrued any penalties for any unrecognized tax benefits.

Total income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008 was allocated as follows:

	2010	2009	2008
Loss before income taxes	$(385,059)	$(637,233)	$(459,525)
Shareholders’ Equity:
Compensation expense (benefit) for tax purposes in excess of amounts recognized for financial reporting purposes	1,310	(1,431)	55
Unrealized gains (losses) on accumulated other comprehensive income	(24,928)	53,832	(60,103)

	$(408,677)	$(584,832)	$(519,573)

The current and deferred portions of the benefit for income taxes were:

	2010	2009	2008
Current:
Federal	$(2,557)	$(140,687)	$(157,794)
State	(7,244)	(14,464)	(16,954)

Total current	(9,801)	(155,151)	(174,748)
Deferred:
Federal	(351,161)	(360,600)	(275,969)
State	(24,097)	(121,482)	(8,808)

Total deferred	(375,258)	(482,082)	(284,777)

Total benefit for income taxes	$(385,059)	$(637,233)	$(459,525)

The following reconciliation is between the amount of the benefit for income taxes of continuing operations and the amount of tax computed by applying the statutory Federal income tax rate (35%):

	2010	2009	2008
Tax computed at statutory rates	$(315,325)	$(488,547)	$(876,045)
Increase (decrease) in taxes resulting from:
Federal tax-exempt income	(14,456)	(17,256)	(19,373)
State income taxes, net of Federal tax benefit	(20,372)	(88,365)	(16,746)
Bank-owned life insurance	(16,311)	(13,665)	(12,579)
Non-deductible goodwill	—	—	490,730
Federal tax credits	(15,197)	(11,537)	(8,969)
Resolution of income tax audits	—	(17,987)	(20,000)
Other	(3,398)	124	3,457

Total benefit for income taxes	$(385,059)	$(637,233)	$(459,525)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2010	2009
Deferred tax assets:
Deferred compensation	$65,410	$63,320
Share-based compensation	89,818	84,576
Allowance for loan and lease losses	538,822	573,555
Accrued postretirement benefits	11,556	12,892
Accrued expenses	42,061	21,891
Deductible goodwill	24,649	28,320
Net operating loss carryforwards (NOLs)	693,866	310,821
Tax credit carryforwards	51,933	36,753
Accumulated other comprehensive income	59,943	35,015
Other	128,336	157,457

Total deferred tax assets before valuation allowance	1,706,394	1,324,600
Valuation allowance	(58,301)	(48,060)

Net deferred tax assets	1,648,093	1,276,540
Deferred tax liabilities:
Lease revenue reporting	116,813	131,215
Premises and equipment, principally due to depreciation	23,591	28,687
Purchase accounting adjustments	34,874	38,142
Other	16,721	22,588

Total deferred tax liabilities	191,999	220,632

Net deferred tax asset	$1,456,094	$1,055,908

The net deferred tax asset is included in Accrued Interest and Other Assets on the Consolidated Balance Sheets.

The Corporation’s federal net operating losses of approximately $1,600,000 will begin to expire in 2027. The Corporation’s tax credit carryforwards will begin to expire in 2027. Its state net operating losses and tax credits will expire at various times through 2025.

The Corporation continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2025. At December 31, 2010, the Corporation believes it is more likely than not that these items will not be realized. However, as time passes the Corporation will be able to better assess the amount of tax benefit it will realize from using these items.

In 2006, the Corporation was awarded an allocation of $75,000 under the New Markets Tax Credit Program administered by the Community Development Financial Institutions Fund. Under the program, the Corporation invested $75,000 in a wholly-owned subsidiary, which will make qualifying loans and investments. In return, the Corporation will receive federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. The Corporation recognizes these tax credits for financial reporting purposes in the same year the tax benefit is recognized in the Corporation’s tax return. The investment resulted in a tax credit that reduced income tax expense by $4,500 in 2010 and $4,500 in 2009 and $3,750 in 2008. The Corporation was awarded an additional $40,000 under the New Markets Tax Credit Program in 2009. None of the $40,000 has been invested as of December 31, 2010.

19.	Stock Options, Restricted Stock, Employee Stock Purchase Plan and Stock Salary

The Corporation has equity incentive plans (collectively, the “Equity Incentive Plans”) which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of the Corporation at prices ranging from zero to the market value of the shares at the date of grant. The Equity Incentive Plans generally provide for the grant of options to purchase shares of the Corporation’s common stock for a period of ten years from

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of the Corporation vest immediately and stock options granted after 1996 provide immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

The Corporation also has a long-term incentive plan. Under this plan, performance units may be awarded from time to time. Once awarded, additional performance units will be credited to each participant based on dividends paid by the Corporation on its common stock. At the end of a designated vesting period, participants will receive a cash award based on the Corporation’s common stock price, the performance units and the performance criteria established for each award. The vesting period is three years from the date the performance units were awarded.

The Corporation also had a qualified employee stock purchase plan (the “ESPP”) which gave employees (excluding executive officers) who elected to participate in the plan the right to acquire shares of the Corporation’s common stock at a purchase price which was 85% of the fair market value of the Corporation’s common stock on the last day of each three month period within the one-year offering period. Employee contributions under the ESPP were made ratably during the plan period. Employees could have withdrawn from the plan prior to the end of the one year offering period. The ESPP was terminated on the last day of the three month period within the one-year offering period ending December 31, 2010. No further purchases of the Corporation’s common stock will be made under this plan.

Beginning in 2010, modifications were made to the executive compensation program to match the means available to compensate these individuals with requirements of the Interim Final Rule on TARP Standards for Compensation and Corporate Governance (“Interim Final Rule”) issued by the U.S. Department of the Treasury. As a result, the means available to the Corporation for compensating individuals covered by the Interim Final Rule are cash salary, stock salary and, on a limited basis, restricted stock.

Consistent with the provisions of the Interim Final Rule, the stock salary is fully vested at the time of grant. However, the shares awarded as salary are subject to restrictions on transfer. One third of the stock salary shares will be released from the transfer restrictions after each of the first three years following the date on which the stock salary shares were paid, at the end of the quarter during which the corresponding payment was made. All common shares received through stock salary that are still under the transfer restriction when a change in control occurs will be released from their transfer restrictions at that time.

The number of shares of common stock paid through stock salary is determined by dividing the amount of salary to be paid in common stock for each pay period by the reported closing price per share of the Corporation’s common stock on the New York Stock Exchange on the pay date for the corresponding pay period. These individuals may satisfy their income and employment tax withholding obligations in connection with the stock salary payments by surrendering shares of common stock to the Corporation.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award. The fair value for stock option awards is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period.

Activity relating to nonqualified and incentive stock options was:

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price
Shares under option at December 31, 2008	33,438,726	$ 8.55 – 36.82	$26.65
Options granted	3,535,519	4.76 – 8.47	5.23
Options lapsed or surrendered	(3,218,286)	5.21 – 36.82	24.50
Options exercised	—	— – —	—

Shares under option at December 31, 2009	33,755,959	$ 4.76 – 36.82	$24.61
Options granted	144,000	6.24 – 9.65	7.97
Options lapsed or surrendered	(3,525,544)	5.21 – 36.82	20.08
Options exercised	(9,408)	5.21 – 5.21	5.21

Shares under option at December 31, 2010	30,365,007	$ 4.76 – 36.82	$25.07

The ranges of options outstanding at December 31, 2010 were:

	Number of Shares		Weighted-Average Exercise Price		Weighted-Average Aggregate Intrinsic Value		Weighted-Average Remaining Contractual Life (In Years)
Price Range	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
$4.76-7.99	3,374,792	1,454,590	$5.27	$5.23	$1.65	$1.69	8.7	8.8
$8.00-15.99	145,202	88,686	10.44	10.93	(3.52)	(4.01)	2.7	3.0
$16.00-19.99	4,293,764	3,159,974	18.69	18.70	(11.77)	(11.78)	7.4	7.3
$20.00-23.99	5,538,988	5,529,747	22.62	22.62	(15.70)	(15.70)	1.5	1.5
$24.00-27.99	2,932,516	2,887,325	26.08	26.09	(19.16)	(19.17)	3.1	3.0
$28.00-31.99	7,405,470	7,405,470	31.45	31.45	(24.53)	(24.53)	5.6	5.6
$32.00-36.82	6,674,275	6,674,275	34.00	34.00	(27.08)	(27.08)	5.4	5.4

	30,365,007	27,200,067	$25.07	$26.76	$(18.15)	$(19.84)	5.1	4.8

Options exercisable at December 31, 2009 and 2008 were 27,080,649 and 25,792,664, respectively. The weighted-average exercise price for options exercisable was $26.99 at December 31, 2009 and $27.05 at December 31, 2008.

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes closed form option-pricing model for options granted prior to September 30, 2004. A form of a lattice option-pricing model was used for options granted after September 30, 2004.

The grant date fair values and assumptions used to determine such value are as follows:

	2010	2009	2008
Weighted-average grant date fair value	$3.19	$2.21	$6.84
Assumptions:
Risk-free interest rates	1.53 – 2.50%	1.79 – 2.59%	1.56 – 3.65%
Expected volatility	50.40 – 51.80%	49.80 – 51.90%	20.90 – 34.80%
Expected term (in years)	6.7 – 7.3	6.2 – 7.3	6.2 – 7.4
Expected dividend yield	2.09 – 2.22%	2.20 – 2.36%	3.03 – 4.99%

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The total intrinsic value of nonqualified and incentive stock options exercised was immaterial for the year ended December 31, 2010. There were no nonqualified and incentive stock options exercised during 2009. The total intrinsic value of nonqualified and incentive stock options exercised was $6.6 million for the year ended December 31, 2008. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 amounted to $15.5 million, $22.3 million and $25.5 million, respectively.

There was approximately $10.0 million and $26.6 million of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2010 and 2009, respectively. The total unrecognized compensation expense will be recognized over a weighted average period of 1.2 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of Stock Compensation Topic of the Codification and is recognized on a straight line basis for awards granted after the effective date.

For the years ended December 31, 2010, 2009 and 2008, the expense for nonqualified and incentive stock options that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $15.1 million, $22.5 million and $23.1 million, respectively. These amounts are considered non-cash expenses for the Consolidated Statements of Cash Flow purposes.

For the years ended December 31, 2010, 2009 and 2008, the expense for directors’ nonqualified and incentive stock options that is included in the Other line of Other Expense in the Consolidated Statements of Income amounted to $0.1 million, $0.1 million and $0.1 million, respectively.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Activity relating to the Corporation’s restricted stock purchase rights was:

	December 31,
	2010	2009	2008
Restricted stock purchase rights outstanding — Beginning of Year	—	—	—
Restricted stock purchase rights granted	1,738,828	848,542	332,000
Restricted stock purchase rights exercised	(1,738,828)	(848,542)	(332,000)

Restricted stock purchase rights outstanding — End of Year	—	—	—

Weighted-average grant date market value	$5.96	$6.65	$19.36
Aggregate compensation expense	$8,438	$5,660	$5,799
Unamortized deferred compensation	$14,616	$14,005	$14,936

Restrictions on stock issued pursuant to the exercise of restricted stock purchase rights generally lapse within a three to seven year period. Accordingly, the compensation related to issuance of the rights is amortized over the vesting period. At December 31, 2010, the unamortized compensation expense will be recognized over a weighted average period of 1.5 years. These amounts are considered non-cash expenses for the Consolidated Statements of Cash Flow purposes.

For the year ended December 31, 2010, the expense for stock salary compensation amounted to $8.8 million. During 2010, common shares issued for stock salary amounted to 1,269,107. The weighted average grant date market value for common shares used for stock salary was $6.95 for the year ended December 31, 2010.

Compensation under the long-term incentive plan is paid in cash at the end of the designated vesting period. This plan meets the definition of a liability award. Unlike equity awards, liability awards are remeasured at fair value at each balance sheet date until settlement. For the years ended December 31, 2010, 2009 and 2008, the net expense or net expense reversal for the Long-Term Incentive Plan that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $1.6 million, $(1.3) million and $(4.3) million, respectively.

The compensation cost per share for the ESPP was $1.17, $0.99 and $2.88 for the plan years ended December 31, 2010, 2009 and 2008, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. During 2010 and 2009, common shares purchased by employees under the ESPP amounted to 950,237 and 1,409,358, respectively. For the years ended December 31, 2010, 2009 and 2008 the total expense for the ESPP that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $1.1 million, $1.4 million and $1.7 million, respectively. These amounts are considered non-cash expenses for the Consolidated Statements of Cash Flow purposes.

Shares reserved for the granting of options and stock purchase rights at December 31, 2010 were 19,800,247, of which, 6,500,742 are available for future grants of restricted stock.

20.	Employee Retirement and Health Plans

The Corporation has a defined contribution program that consists of a 401(k) component, including employer matching contributions, and an employer contribution component that is allocated based on compensation. Employee 401(k) contributions into the retirement program of up to 6% of eligible compensation are matched at 50% by the Corporation. The employer contribution component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the Corporation’s option, an additional amount may also be contributed and may vary from year to year up to a maximum of an additional 6% of eligible compensation. For the years ended December 31, 2010, 2009 and 2008, the additional amount contributed was 4%, 2%, and 4%, respectively. Total expense relating to these plans was $32,282, $30,289 and $47,440 in 2010, 2009 and 2008, respectively. Effective for the plan year beginning on January 1, 2011, the defined contribution program was amended to eliminate the program’s guarantees of the 2% employer contribution and the 50% employer match for

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

the 401(k) components of the defined contribution program. In lieu of the guarantees, the Corporation is permitted to determine and provide future contributions at levels it deems appropriate. The Corporation also has supplemental retirement plans which provide retirement benefits to key executives. Total expense relating to these plans amounted to $2,564 in 2010, $3,260 in 2009 and $3,933 in 2008.

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired after September 1, 1997, including employees retained from mergers, will be granted access to the Corporation’s plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. During 2010, the Corporation did not make any discretionary contributions to the postretirement medical plan.

On November 1, 2007, the Corporation completed a corporate reorganization in connection with the separation of its data services subsidiary Metavante Corporation. As part of this reorganization, the old Marshall & Ilsley Corporation was separated into two publicly traded companies, new Marshall & Ilsley Corporation (which is referred to as “M&I” or the “Corporation” ) and Metavante Technologies, Inc. The Corporation refers to this transaction as the “Separation.” In the Separation, the Corporation assumed Metavante’s obligation to provide postretirement medical benefits to all of Metavante’s existing retirees eligible for such coverage and those retirement-eligible employees that were also eligible for postretirement medical benefits but had not yet retired as of November 1, 2007. The assets held in a trust that is used to fund such obligations, which included Metavante’s contributions made through November 1, 2007, were retained by the Corporation.

The Corporation uses a measurement date of December 31 for its retirement plans. The following table summarizes the accumulated postretirement benefit obligation (“APBO”) reflecting Medicare Part D subsidy, and plan asset activity for the retirement plans:

	2010	2009
Change in Benefit Obligation
APBO, beginning of year	$63,930	$66,377
Service cost	891	939
Interest cost	3,420	3,918
Plan participants’ contributions	3,739	3,596
Actuarial (gains) losses	(1,361)	(4,041)
Gross benefits paid	(8,393)	(7,640)
Less: Federal subsidy on benefits paid	674	781
Healthcare Reform	1,668	—

APBO, end of year	$64,568	$63,930

	2010	2009
Change in Plan Assets
Fair value of plan assets, beginning of year	$35,910	$29,801
Actual return on plan assets	3,794	5,369
Employer contribution/payments	5,006	4,784
Plan participants’ contributions	3,739	3,596
Gross benefits paid	(8,393)	(7,640)

Fair value of plan assets, end of year	$40,056	$35,910

Weighted annual discount rate used in determining ABPO	4.85%	5.44%
Expected long-term rate of retirement plan assets	5.25	5.25

The weighted average discount rate used in determining the APBO was based on matching the Corporation’s estimated plan duration to a yield curve derived from a portfolio of high-quality corporate bonds with yields within the 10th to 90th percentiles. The portfolio consisted of over 500 actual Aa quality bonds at various maturity points across the full maturity spectrum that were all United States issues.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The long-term rate used in determining the expected return on retirement plan assets was based on a historical return experience for a diversified asset allocation of equities and fixed income securities, along with equity and bond indices used for forward looking return projections.

The assumed health care cost trend rate for 2011 is 7.50% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.00% for pre-age 65 and post-age 65 retirees in 2016 and remain at that level thereafter.

The funded status at December 31:

	2010	2009
Funded Status
Fair value of plan assets	$40,056	$35,910
Benefit obligations	(64,568)	(63,930)

Funded status	$(24,512)	$(28,020)

At December 31, 2010 and 2009, $24,512 and $28,020, respectively, are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets.

The amounts recognized in accumulated other comprehensive income (pre-tax) for the years ended December 31, 2010 and 2009 consists of:

	2010	2009
Net actuarial loss	$3,639	$5,343
Prior service credit	(8,182)	(10,420)

Total	$(4,543)	$(5,077)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 are as follows:

Actuarial loss	$—
Prior service credit	(2,238)

Total	$(2,238)

Net periodic postretirement benefit cost for the years ended December 31, 2010, 2009 and 2008 includes the following components:

	2010	2009	2008
Service cost	$891	$939	$951
Interest cost	3,420	3,918	3,936
Expected return on plan assets	(1,783)	(1,582)	(1,740)
Prior service credit amortization	(2,238)	(2,238)	(2,371)
Actuarial loss amortization	—	839	301

Net periodic postretirement cost	$290	$1,876	$1,077

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2010, 2009 and 2008 include the following components:

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	2010	2009	2008
Current year actuarial (gain)/loss	$(1,704)	$(7,827)	$4,882
Amortization of actuarial loss	—	(839)	(301)
Amortization of prior service credit	2,238	2,238	2,371

Total recognized in other comprehensive income	$534	$(6,428)	$6,952

Total recognized in net periodic benefit cost and other comprehensive income	$824	$(4,552)	$8,029

The weighted average annual discount rate used to determine net periodic benefit cost was 5.44% for the year ended 2010 and 6.0% for the years ended 2009 and 2008. The expected long-term rate of return on plan assets used to determine net periodic benefit cost was 5.25% for the years 2010, 2009 and 2008.

The assumed health care cost trend used to determine net periodic benefit cost for 2011 is 7.50%. The rate is assumed to decrease gradually to 5.00% in 2016 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation	$6,110	$(5,372)
Effect on aggregate service and interest cost	442	(389)

The fair value of the postretirement medical plan assets at December 31, by asset category are as follows:

	2010	2009
Plan Assets by Category
Equity mutual fund	$21,239	$19,382
Fixed income securities	17,739	16,287
Cash equivalents	1,078	241

Total	$40,056	$35,910

The Corporation’s primary investment objective is to achieve a combination of income and growth of capital through the investment in a diversified portfolio of equity and fixed income securities. The portfolio seeks to maximize potential total return consistent with minimizing overall volatility. The long-term target asset mix is 50% equities and 50% fixed income securities. At December 31, 2010, the equity mutual fund consisted of a pooled large cap equity fund. This equity mutual fund is valued with quoted prices in active markets for identical assets, and as such, considered Level 1. The fixed income securities are comprised of a short-term municipal (tax-exempt) fund and a corporate and government bond market index fund. These fixed income securities are also valued with quoted prices in active markets for identical assets, and is considered Level 1.

Management has established acceptable guidelines for the types of investments held in the portfolio. The acceptable ranges for the long-term allocation of funds among asset classes within the portfolio are: 40% to 60% equities, 40% to 60% fixed income securities, and 0% to 10% cash reserves. Individual fixed income securities will have maturities of thirty years or less. The average maturity of the portfolio will not exceed ten years. In order to maintain diversification, management has set limits with regards to holdings of individual investments as a percentage of the total portfolio. Based on the Corporation’s investment objective, the allocation of the plan assets is aligned with meeting the funding objectives of the benefit obligation of the postretirement plan.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

The following expected benefit payments to be paid, which reflect future service, as appropriate, are as follows:

	Total Without Medicare Part D	Estimated Medicare Part D Subsidy
2011	$5,229	$(843)
2012	5,671	(920)
2013	5,945	(975)
2014	6,142	(1,015)
2015	6,321	(1,035)
2016-2020	31,322	(5,155)

On March 23, 2010, the Patient Protection and Affordable Care Act (the “PPACA”) was signed into law, and, on March 30, 2010, the Health Care and Reconciliation Act of 2010 (the “HCERA” and, together with PPACA, the “Acts”), which makes various amendments to certain aspects of the PPACA, was signed into law. The Acts effectively change the income tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. The federal subsidy paid to employers was introduced as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MPDIMA”). The Corporation has been receiving the federal subsidy related to its eligible retiree prescription plan. Under the MPDIMA, the federal subsidy does not reduce the Corporation’s income tax deduction for the costs of providing such prescription drug plans nor is it subject to income tax individually. Under the Acts, beginning in 2013 the Corporation’s income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the subsidy. Under U.S. generally accepted accounting principles, any impact from a change in tax law must be recognized in earnings in the period enacted regardless of the effective date. As a result, during the first quarter of 2010, the Corporation recognized a non-cash charge of $4.1 million for the write-off of deferred tax assets to reflect the change in tax treatment of the federal subsidy.

21.	Financial Instruments with Off-balance Sheet Risk

Financial instruments with off-balance sheet risk at December 31 were:

	2010	2009
Financial instruments whose amounts represent credit risk:
Commitments to extend credit:
To commercial customers	$9,961,861	$12,156,209
To individuals	3,420,406	3,961,579
Commercial letters of credit	27,285	35,273
Mortgage loans sold with recourse	30,180	37,465
Credit support agreement	—	35,000
Standby letters of credit	1,610,100	2,100,144

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. The majority of the Corporation’s commitments to extend credit generally provide for the interest rate to be determined at the time the commitment is utilized. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Corporation evaluates each customer’s credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management’s credit evaluation of the customer. Collateral

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

requirements and the ability to access collateral is generally similar to that required on loans outstanding as described in Note 8 – Loans and Leases in Notes to Consolidated Financial Statements.

Commercial letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Commercial letters of credit are issued to support payment obligations of a customer as buyer in a commercial contract for the purchase of goods. Letters of credit have maturities which generally reflect the maturities of the underlying obligations. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support letters of credit.

Certain mortgage loans sold have limited recourse provisions. The losses arising from limited recourse provisions are not material.

The credit support agreement the Corporation entered into, represents the maximum aggregate contribution, contingent upon certain specified and defined circumstances as described in Note 24 – Guarantees in Notes to Consolidated Financial Statements.

Standby letters of credit are contingent commitments issued by the Corporation to support customer obligations to a third party and to support public and private financing, and other financial or performance obligations of customers. Standby letters of credit have maturities that generally reflect the maturities of the underlying obligations. The credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support standby letters of credit. Of the amount outstanding at December 31, 2010, standby letters of credit conveyed to others in the form of participations amounted to $24.7 million. Since many of the standby letters of credit are expected to expire without being drawn upon, the amounts outstanding do not necessarily represent future cash requirements. At December 31, 2010, the estimated fair value associated with letters of credit amounted to $6.2 million.

At December 31, 2010 and 2009, the Corporation had an allowance for probable credit losses associated with off-balance sheet credit exposures in the amount of $32,790 and $32,646, respectively. The amounts are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets.

22.	Derivative Financial Instruments and Hedging Activities

Interest rate risk, the exposure of the Corporation’s net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation’s financial condition, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines and assesses these risks by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within the established limits and identify appropriate risk/reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

The Corporation employs certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 4 – Fair Value Measurements in Notes to Consolidated Financial Statements for additional information.

During 2010, the Corporation began originating residential mortgage loans for sale to the secondary market on a mandatory basis. In conjunction with these activities, the Corporation elected to account for the loans held for sale on a mandatory basis at fair value and economically hedge the change in fair value of both the loan commitments and funded loans held for sale on a mandatory basis with To Be Announced (“TBA”) forward contracts on agency securities. The economic hedges are not intended to qualify for the special hedge accounting prescribed by the Derivative and Hedging Topic of the Codification.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The Dodd-Frank Act contains a number of significant requirements and restrictions relating to derivative financial instruments and hedging activities by financial institutions and other companies. While many of the details of these requirements and restrictions are uncertain pending rules required to be promulgated under the Dodd-Frank Act, the Corporation believes its derivative and hedging activities are in compliance with the provisions of the Dodd-Frank Act as they currently appear.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts which are designated as trading and other free standing derivative contracts. These derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under the Derivatives and Hedging Topic of the Codification. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

Trading and other free standing derivatives are used primarily to focus on providing derivative products to customers that enables them to manage interest rate risk exposure. The Corporation’s market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices. The Corporation used interest rate futures to economically hedge the exposure to interest rate risk arising from the interest rate swap (designated as trading) entered into in conjunction with its auto securitization activities. There were no auto securitization activities during the year ended December 31, 2010. See Note 10 – Financial Asset Sales in Notes to Consolidated Financial Statements.

The Corporation originates certain residential real estate loans that are intended to be sold to the secondary market. In conjunction with these activities, the Corporation enters into commitments to originate residential real estate loans whereby the interest rate of the loan is determined prior to funding (“interest rate lock”) which are considered freestanding derivatives. Interest rate locks and funded held for sale residential mortgage loans are subject to interest rate risk between the date of the interest rate lock and the date loans are sold to the secondary market. To economically hedge interest rate risk, the Corporation enters into TBA forward contracts on agency securities. The interest rate locks, funded mortgage loans held for sale and TBA forward contracts are carried at fair value with changes in fair value included in gain on sale of mortgage loans which is reported in Other Income in the Consolidated Statements of Income. The fair value of interest rate locks, funded mortgage loans held for sale and TBA forward contracts are based on current secondary market prices for underlying loans with similar interest rates, maturities and credit quality. The fair value of interest rate locks, are subject to the anticipated probability that the loans will fund within the terms of the loan commitments.

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge exposure to foreign currency fluctuations and to minimize the Corporation’s own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on trades and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation’s market risk from unfavorable movements in currency exchange rates.

Visa

As permitted under the by-laws of Visa, during the second quarter of 2009, the Corporation sold its 998,826 shares of Visa Class B common stock, for which there was no carrying value recorded, for $35.4 million to a qualified purchaser. At the time of the sale, the conversion ratio of Visa Class B common stock to Visa Class A common stock was 0.6296. That exchange ratio can change based on the outcome of certain litigation matters. Concurrently with the sale, the Corporation and the purchaser entered into a derivative transaction whereby the Corporation will make cash payments to the purchaser whenever the conversion ratio of Visa Class B common stock to Visa Class A common stock was reset to an amount less than 0.6296. The purchaser will make cash payments to

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

the Corporation when the litigation is settled and the ultimate settlement results in a return of cash or additional shares of Visa common stock to the purchaser. The Corporation determined that the initial fair value of the derivative was equal to the Corporation’s Visa U.S.A. membership proportion of the unfunded estimated fair value of the litigation settlement amount, which was determined to be a liability of $14.7 million.

The Corporation’s estimate of the fair value of the litigation settlement amount was based in part on the announced settled litigation and based in part on an estimate of the amount required to settle the unresolved matters. Estimating the amount required to settle the unresolved matters involved a significant amount of judgment that cannot be verified other than by information provided by Visa. As a result, the Corporation has determined that the estimated fair value should be classified in Level 3 of the fair value hierarchy.

On June 30, 2009, Visa announced that it had decided to deposit $700 million into the litigation escrow account previously established under its retrospective responsibility plan. Despite the funding, Visa did not disclose any updates about the litigation matters that would change the Corporation’s estimate of the fair value of the litigation settlement amount. As a result of the deposit, the conversion ratio of Visa Class B common stock to Visa Class A common stock was revised to 0.5824 and the Corporation made a $3.1 million payment to the purchaser in 2009.

On June 1, 2010, Visa announced that it had deposited an additional $500 million into the litigation escrow account previously established under its retrospective responsibility plan. Despite the funding, Visa did not provide any updates about the litigation matters that would change the Corporation’s estimate of the fair value of the litigation settlement amount. As a result of the deposit, the conversion ratio of Visa Class B common stock to Visa Class A common stock was revised to 0.5550 and the Corporation made a $2.0 million payment to the purchaser in the second quarter of 2010.

On September 21, 2010, Visa announced that it had deposited an additional $800 million in the litigation escrow account. Despite the additional funding, Visa did not provide any updates about the litigation matters that would change the Corporation’s estimate of the fair value of the litigation settlement amount. As a result of the deposit, the conversion ratio of Visa Class B common stock to Visa Class A common stock decreased from 0.5550 to 0.5102 and on October 22, 2010, the Corporation made a $3.5 million payment to the purchaser.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Financial Guarantees

The Corporation is both a purchaser and seller of credit protection in the financial guarantees market. The Corporation primarily uses financial guarantees to mitigate credit risk associated with the derivative receivables associated with loan participations (bought and sold).

Financial guarantees are financial instruments whose value is derived from credit risk associated with debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Financial guarantees expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

Upon a credit event, the seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Corporation does not use notional as the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, recovery value of the reference obligation, or related cash instruments and economic hedges.

At December 31, 2010, the maximum potential amount of future payments (undiscounted) that the Corporation, as a seller of protection, could be required to make under the credit derivative amounted to $5.6 million, of which $0.7 million matures within one year and $4.9 million matures in one to five years. The fair value of the credit derivative amounted to a negative $0.7 million at December 31, 2010 and is included in the Accrued Expenses and Other Liabilities category of the Corporation’s Consolidated Balance Sheets.

At December 31, 2010, the maximum potential amount of future receivables that the Corporation, as a purchaser of protection, may be eligible to receive under the credit derivative amounted to $3.5 million, of which $2.1 million matures in one to five years and $1.4 million matures in five to ten years. At December 31, 2010, the fair value of the credit derivative was immaterial and is included in the Accrued Interest and Other Assets category of the Corporation’s Consolidated Balance Sheets.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The following tables summarize the balance sheet category and fair values of trading instruments and other free standing derivatives:

December 31, 2010	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)
Assets
Interest Rate Contracts – Swaps	$4,085.4	Trading Assets	$229.9
Interest Rate Contracts – Purchased Interest Rate Caps	175.8	Trading Assets	0.8
Interest Rate Lock Commitments	26.6	Trading Assets	0.5
TBA Forward Contracts – Agency Securities	25.5	Trading Assets	0.9
Equity Derivative Contracts – Equity-Indexed CDs	94.4	Trading Assets	8.7

Total assets			240.8

Liabilities
Interest Rate Contracts – Swaps	$3,859.3	Accrued Expenses and Other Liabilities	$202.5
Interest Rate Contracts – Sold Interest Rate Caps	175.8	Accrued Expenses and Other Liabilities	0.8
Interest Rate Lock Commitments	3.5	Accrued Expenses and Other Liabilities	0.0
TBA Forward Contracts – Agency Securities	17.0	Accrued Expenses and Other Liabilities	0.1
Equity Derivative Contracts – Equity-Indexed CDs	93.4	Accrued Expenses and Other Liabilities	8.7
Equity Derivative Contracts – Visa	1.0	Accrued Expenses and Other Liabilities	6.1

Total liabilities			218.2

Net positive fair value impact			$22.6

December 31, 2009	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)
Assets
Interest Rate Contracts – Swaps	$4,788.4	Trading Assets	$209.5
Interest Rate Contracts – Purchased Interest Rate Caps	168.3	Trading Assets	1.4
Equity Derivative Contracts – Equity Indexed CDs	94.6	Trading Assets	14.8

Total assets			225.7

Liabilities
Interest Rate Contracts – Swaps	$4,321.9	Accrued Expenses and Other Liabilities	$178.9
Interest Rate Contracts – Sold Interest Rate Caps	151.3	Accrued Expenses and Other Liabilities	1.3
Interest Rate Contracts – Equity-Indexed CDs	94.3	Accrued Expenses and Other Liabilities	14.8
Equity Derivative Contracts – Visa	1.0	Accrued Expenses and Other Liabilities	11.6

Total liabilities			206.6

Net positive fair value impact			$19.1

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The following table summarizes the income statement categories of the gain or (loss) recognized in income on trading instruments and other free standing derivatives for the years ended December 31, 2010, 2009 and 2008:

	Category of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative ($ in millions)
		2010	2009	2008
Interest Rate Contracts
Interest Rate Swaps	Other Income – Other	$5.6	$6.3	$32.7
Purchased Interest Rate Caps	Other Income – Other	(0.6)	0.0	0.0
Sold Interest Rate Caps	Other Income – Other	0.6	0.0	(0.0)
Interest Rate Futures	Other Income – Other	—	(1.0)	(10.1)
Interest Rate Lock Commitments	Other Income – Gain on Sale of Mortgage Loans	0.4	—	—
TBA Forward Contracts – Agency Securities	Other Income – Gain on Sale of Mortgage Loans	0.8	—	—
Equity Contracts
Equity-Indexed CDs	Other Income – Other	0.1	0.0	0.0
Warrants	Other Income – Other	—	(0.1)	(0.4)
Visa	Other Income – Other	—	(14.7)	—

At December 31, 2010, the Corporation’s foreign currency position resulting from foreign exchange contracts by major currency was as follows (U.S. dollars):

	Commitments to Deliver Foreign Exchange	Commitments to Purchase Foreign Exchange
Currency
Euro	$128,724	$128,577
Swiss Franc	64,257	64,244
British Pound Sterling	51,905	51,827
Canadian Dollar	37,381	37,008
Australian Dollar	10,664	10,514
Mexican Peso	2,203	2,190
All Other	2,515	2,801

Total	$297,649	$297,161

Average amount of contracts during 2010 to deliver/purchase foreign exchange	$390,410	$390,805

The Corporation uses various derivative instruments that qualify as hedging relationships under the Derivatives and Hedging Topic of the Codification. These instruments are designated as either fair value hedges or cash flow hedges. The Corporation recognizes derivative instruments as either assets or liabilities at fair value in the statement of financial position. The following provides further explanation of the hedging relationships.

Fair Value Hedges

The Corporation has fixed rate liabilities that expose the Corporation to variability in fair values due to changes in market interest rates. To limit that variability, the Corporation has entered into received-fixed/pay floating interest rate swaps.

The Corporation structures the interest rate swaps so that all of the critical terms of the fixed rate CDs and fixed rate borrowings match the receive fixed leg of the interest rate swaps at inception of the hedging relationship. As a result, the Corporation expects the hedging relationship to be highly effective in achieving offsetting changes in fair value due to changes in market interest rates both at inception and on an ongoing basis.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

At December 31, 2010, no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value hedges.

Cash Flow Hedges

The Corporation has variable rate assets and liabilities that expose the Corporation to variability in interest payments due to changes in interest rates. The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments. To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk. At December 31, 2010, these instruments consisted of interest rate swaps.

The Corporation invests in floating rate investment securities indexed to three-month LIBOR. As a result, the Corporation’s interest receipts are exposed to variability in cash flows due to changes in three-month LIBOR.

To hedge interest rate risk associated with the floating rate investment securities indexed to three-month LIBOR, the Corporation entered into receive fixed/pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the LIBOR-based interest payments received. During 2009, the cash flow hedge matured.

The Corporation issued floating rate institutional CDs indexed to three-month LIBOR. As a result, the Corporation’s interest payments are exposed to variability in cash flows due to changes in three-month LIBOR.

To hedge interest rate risk associated with floating rate institutional CDs, the Corporation entered into pay fixed/receive LIBOR-based floating interest rate swaps designated as cash flow hedges against interest payments on the forecasted issuance of floating rate institutional CDs.

For certain institutional CDs, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that regresses daily observations of three-month LIBOR to itself with a five day mismatch on either side for potential reset date differences between the interest rate swaps and the floating rate institutional CDs. Regression analysis is based on a rolling five years of daily observations. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on deposits.

The Corporation structures interest rate swaps so all of critical terms of LIBOR-based floating rate deposits and borrowings match the floating leg of the interest rate swaps at inception of the hedging relationship. As a result, the Corporation expects those hedging relationships to be highly effective in achieving offsetting changes in cash flows due to changes in market interest rates both at inception and on an ongoing basis.

At December 31, 2010, no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as cash flow hedges.

Changes in fair value of interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified to interest income or interest expense as a yield adjustment in the same period in which the related interest on the variable rate loans and short-term borrowings affects earnings. Ineffectiveness arising from differences between the critical terms of the hedging instrument and hedged item is recorded in interest income or expense.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2010 was a negative $53.8 million.

The impact due to ineffectiveness was immaterial. The estimated net loss to be reclassified from accumulated other comprehensive income related to cash flow hedges in the next twelve months is approximately $33.0 million.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2009 was a negative $82.5 million. The impact due to ineffectiveness was immaterial.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2008 was a negative $38.6 million. The impact due to ineffectiveness was immaterial.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The following tables summarize the balance sheet category and fair values of derivatives designated as hedging instruments:

December 31, 2010
Derivatives Designated as Hedging Instruments	Derivative Type	Hedged Item	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Liabilities
Interest Rate Contracts
Receive Fixed Rate Swaps	Fair Value	Institutional CDs	$25.0	Deposits	$(0.6)	25.4
Receive Fixed Rate Swaps	Fair Value	Callable CDs	1,543.8	Deposits	(15.4)	14.5
Receive Fixed Rate Swaps	Fair Value	Brokered Bullet CDs	204.9	Deposits	(11.9)	2.5
Receive Fixed Rate Swaps	Fair Value	Fixed Rate Bank Notes	520.0	Long-Term Borrowings	(18.4)	4.2
Pay Fixed Rate Swaps	Cash Flow	FHLB Advances	500.0	Long-Term Borrowings	32.8	1.5
Receive Fixed Rate Swaps	Fair Value	FHLB Advances	280.0	Long-Term Borrowings	(8.5)	1.6
Pay Fixed Rate Swaps	Cash Flow	Floating Rate Bank Notes	73.9	Long-Term Borrowings	1.6	0.4
Receive Fixed Rate Swaps	Fair Value	Medium Term Notes	6.5	Long-Term Borrowings	0.2	17.2

Total liabilities					(20.2)

Net positive fair value impact					$20.2

December 31, 2009
Derivatives Designated as Hedging Instruments	Derivative Type	Hedged Item	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Liabilities
Interest Rate Contracts
Receive Fixed Rate Swaps	Fair Value	Institutional CDs	$25.0	Deposits	$(1.2)	26.4
Receive Fixed Rate Swaps	Fair Value	Callable CDs	5,467.4	Deposits	65.7	13.8
Receive Fixed Rate Swaps	Fair Value	Brokered Bullet CDs	209.2	Deposits	(9.2)	3.4
Pay Fixed Rate Swaps	Cash Flow	Institutional CDs	250.0	Deposits	13.4	1.4
Receive Fixed Rate Swaps	Fair Value	Fixed Rate Bank Notes	626.0	Long-Term Borrowings	(16.2)	5.5
Pay Fixed Rate Swaps	Cash Flow	FHLB Advances	1,060.0	Long-Term Borrowings	51.6	2.0
Receive Fixed Rate Swaps	Fair Value	FHLB Advances	280.0	Long-Term Borrowings	(4.2)	2.6
Pay Fixed Rate Swaps	Cash Flow	Floating Rate Bank Notes	78.9	Long-Term Borrowings	4.6	1.4
Receive Fixed Rate Swaps	Fair Value	Medium-Term Notes	6.6	Long-Term Borrowings	0.0	18.2

Total liabilities					104.5

Net negative fair value impact					$(104.5)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The effect of Fair Value Hedges on the Consolidated Statements of Income for the Year Ended December 31, 2010 ($ in millions):

Derivatives Designated as Hedging Instruments	Category of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative (a)	Category of Gain or (Loss) Recognized in Income on Hedged Item	Amount of Gain or (Loss) Recognized in Income on Hedged Item (b)
Interest Rate Contracts
	Interest Expense:		Interest Expense:
	Deposits:		Deposits:
Receive Fixed Rate Swaps	Institutional CDs	$0.9	Institutional CDs	$0.6
Receive Fixed Rate Swaps	Callable CDs	252.7	Callable CDs	(80.9)
Receive Fixed Rate Swaps	Brokered Bullet CDs	10.1	Brokered Bullet CDs	(3.1)
	Long-Term Borrowings:		Long-Term Borrowings:
Receive Fixed Rate Swaps	FHLB Advances	10.3	FHLB Advances	(4.3)
Receive Fixed Rate Swaps	Fixed Rate Bank Notes	48.3	Fixed Rate Bank Notes	(29.0)
Receive Fixed Rate Swaps	Medium-Term Notes	0.1	Medium-Term Notes	(0.1)
Receive Fixed Rate Swaps	Other	—	Other	0.4

	Total	$322.4	Total	$(116.4)

(a)	Included in the amount of gain or (loss) recognized in income on derivative is net derivative interest income, which totaled $202.7 million.
(b)	Included in the amount of gain or (loss) recognized in income on hedged item was income related to the amortization of terminated swaps which totaled $3.3 million for the year ended December 31, 2010.

The effect of Fair Value Hedges on the Consolidated Statements of Income for the Year Ended December 31, 2009 ($ in millions):

Derivatives Designated as Hedging Instruments	Category of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative (a)	Category of Gain or (Loss) Recognized in Income on Hedged Item (b)	Amount of Gain or (Loss) Recognized in Income on Hedged Item
Interest Rate Contracts
	Interest Expense:		Interest Expense:
	Deposits:		Deposits:
Receive Fixed Rate Swaps	Institutional CDs	$0.1	Institutional CDs	$1.3
Receive Fixed Rate Swaps	Callable CDs	88.2	Callable CDs	166.1
Receive Fixed Rate Swaps	Brokered Bullet CDs	1.5	Brokered Bullet CDs	5.3
	Long-Term Borrowings:		Long-Term Borrowings:
Receive Fixed Rate Swaps	FHLB Advances	6.8	FHLB Advances	(4.2)
Receive Fixed Rate Swaps	Fixed Rate Bank Notes	(22.2)	Fixed Rate Bank Notes	37.8
Receive Fixed Rate Swaps	Medium-Term Notes	0.1	Medium-Term Notes	0.3
Receive Fixed Rate Swaps	Other	0.0	Other	0.1

	Total	$74.5	Total	$206.7

(a)	Included in the amount of gain or (loss) recognized in income on derivative is net derivative interest income, which totaled $281.1 million.
(b)	Amortization income included in the gain or (loss) recognized in income on hedged item was immaterial for the year ended December 31, 2009.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The effect of Fair Value Hedges on the Consolidated Statements of Income for the Year Ended December 31, 2008 ($ in millions):

Derivatives Designated as Hedging Instruments	Category of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative (a)	Category of Gain or (Loss) Recognized in Income on Hedged Item (b)	Amount of Gain or (Loss) Recognized in Income on Hedged Item
Interest Rate Contracts
	Interest Expense:		Interest Expense:
	Deposits:		Deposits:
Receive Fixed Rate Swaps	Institutional CDs	$3.4	Institutional CDs	$(2.2)
Receive Fixed Rate Swaps	Callable CDs	204.8	Callable CDs	(102.5)
Receive Fixed Rate Swaps	Brokered Bullet CDs	16.2	Brokered Bullet CDs	(14.5)
	Long-Term Borrowings:		Long-Term Borrowings:
Receive Fixed Rate Swaps	Fixed Rate Bank Notes	57.4	Fixed Rate Bank Notes	(52.7)
Receive Fixed Rate Swaps	Medium-Term Notes	0.3	Medium-Term Notes	(0.5)
Receive Fixed Rate Swaps	Other	—	Other	0.4

	Total	$282.1	Total	$(172.0)

(a)	Included in the amount of gain or (loss) recognized in income on derivative is net derivative interest income, which totaled $109.9 million.
(b)	Amortization income included in the gain or (loss) recognized in income on hedged item was immaterial for the year ended December 31, 2008.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The effect of Cash Flow Hedges for the Year Ended December 31, 2010 ($ in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portions)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest Rate Contracts				Interest Expense
Deposits:				Deposits:
Institutional CDs	$7.0	$(2.6)	$4.4	Institutional CDs	$6.4	$(2.4)	$4.0
Short-Term Borrowings				Short-Term Borrowings
Repurchase Agreements	(4.5)	1.7	(2.8)	Repurchase Agreements	4.5	(1.7)	2.8
Long-term Borrowings:				Long-term Borrowings:
FHLB Advances	(51.6)	19.2	(32.4)	FHLB Advances	38.8	(14.4)	24.4
Floating Rate Bank Notes	(2.9)	1.1	(1.8)	Floating Rate Bank Notes (1)	5.9	(2.2)	3.7
Other	—	—	—	Other (2)	0.3	(0.1)	0.2

	$(52.0)	$19.4	$(32.6)		$55.9	$(20.8)	$35.1

(1)	Includes $2.1 million related to termination of swaps which is included in Gain on Termination of Debt in the Consolidated Statements of Income.
(2)	Represents amortization related to the termination of swaps.

The gain recognized in income representing the ineffective portion of hedging relationships and amounts excluded from assessment of hedge effectiveness was not material for the year ended December 31, 2010.

The effect of Cash Flow Hedges for the Year Ended December 31, 2009 ($ in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portions)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest Rate Contracts				Interest and Fee Income
Investment Securities – Corporate Notes AFS	$0.8	$(0.3)	$0.5	Investment Securities – Corporate Notes AFS	$(0.9)	$0.3	$(0.6)
Interest Rate Contracts				Interest Expense
Deposits:				Deposits:
Institutional CDs	(1.6)	0.6	(1.0)	Institutional CDs	15.9	(5.3)	10.6
Long-term Borrowings:				Long-term Borrowings:
FHLB Advances	8.0	(2.7)	5.3	FHLB Advances	38.8	(12.9)	25.9
Floating Rate Bank Notes	(2.1)	0.7	(1.4)	Floating Rate Bank Notes	28.1	(9.3)	18.8
Other	—	—	—	Other (1)	0.6	(0.2)	0.4

	$5.1	$(1.7)	$3.4		$82.5	$(27.4)	$55.1

(1)	Represents amortization related to the termination of swaps.

The gain recognized in income representing the ineffective portion of hedging relationships and amounts excluded from assessment of hedge effectiveness was not material for the year ended December 31, 2009.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The effect of Cash Flow Hedges for the Year Ended December 31, 2008 ($ in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portions)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest Rate Contracts				Interest and Fee Income
Investment Securities – Corporate Notes AFS	$0.1	$(0.0)	$0.1	Investment Securities – Corporate Notes AFS	$0.0	$(0.0)	$0.0
Loans and Leases – Variable Rate Loans	0.4	(0.1)	0.3	Loans and Leases – Variable Rate Loans	0.2	(0.1)	0.1
Interest Rate Contracts				Interest Expense
Deposits:				Deposits:
Institutional CDs	(23.2)	8.1	(15.1)	Institutional CDs	13.5	(4.7)	8.8
Long-term Borrowings:				Long-term Borrowings:
FHLB Advances	(75.8)	26.5	(49.3)	FHLB Advances	15.7	(5.5)	10.2
Floating Rate Bank Notes	(26.0)	9.1	(16.9)	Floating Rate Bank Notes	8.4	(2.9)	5.5
Other	—	—	—	Other (1)	0.8	(0.3)	0.5

	$(124.5)	$43.6	$(80.9)		$38.6	$(13.5)	$25.1

(1)	Represents amortization related to the termination of swaps.

The gain recognized in income representing the ineffective portion of hedging relationships and amounts excluded from assessment of hedge effectiveness was not material for the year ended December 31, 2008.

23.	Business Segments

The Corporation’s operating segments are presented based on its management structure and management accounting practices. The structure and practices are specific to the Corporation; therefore, the financial results of the Corporation’s business segments are not necessarily comparable with similar information for other financial institutions.

The Corporation manages interest rate risk centrally at the corporate level by employing a funds transfer pricing (“FTP”) methodology. This methodology insulates the business segments from interest rate volatility, enabling them to focus on servicing customers. The FTP system assigns charge rates and credit rates to classes of assets and liabilities, respectively, based on expected duration. The net impact of the FTP methodology is included in Treasury. Net interest income is presented on a fully taxable equivalent basis.

The financial results of the business segments include allocations for shared services and corporate expenses. Even with these allocations, the financial results are not necessarily indicative of the business segments’ financial condition and results of operations as if they were to exist as independent entities. Additionally, the business segments form synergies by taking advantage of cross-sell opportunities and when funding their operations by accessing the capital markets as a collective unit. The financial information for each segment is reported on the basis used internally by the Corporation’s management to evaluate performance and allocate resources. The allocation has been consistently applied for all periods presented. Revenues from affiliated transactions are typically charged at rates available to and transacted with unaffiliated customers. The accounting policies of the Corporation’s segments are generally the same as those described in Note 1 – Basis of Presentation and Note 2 – Significant Accounting Policies in Notes to Consolidated Financial Statements.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has four reportable segments, which include Commercial Banking, Community Banking, Wealth Management and Treasury.

Commercial Banking

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

The Commercial Banking segment provides products and services to middle market businesses, large corporate businesses and public sector entities primarily within M&I’s footprint states. These products and services include: secured and unsecured loans and lines of credit, letters of credit, asset-based lending, equipment financing, mezzanine financing, global trade services, treasury management, demand deposit accounts, interest bearing accounts and time deposits. Commercial Banking also supports the commercial real estate market with products and services including secured and unsecured lines of credit, letters of credit, construction loans for commercial and residential development and land acquisition and development loans.

Community Banking

Community Banking provides consumer and business banking products and services to customers primarily within M&I’s footprint states. Banking services are provided through branches located throughout Wisconsin, Arizona, the Minneapolis, Minnesota, Kansas City, Missouri and St. Louis, Missouri metropolitan areas, and Orlando, Florida metropolitan areas, Duluth, Minnesota, Belleville, Illinois, Las Vegas, Nevada and Florida’s west coast. Consumer products include loan and deposit products: mortgage, home equity loans and lines, credit cards, student loans, personal lines and term loans, demand deposit accounts, interest bearing transaction accounts and time deposits. Business banking products include secured and unsecured lines and term loans for working capital, inventory and general corporate use, commercial real estate construction loans, agricultural loans, demand deposit accounts, interest bearing transaction accounts and time deposits.

Wealth Management

The Wealth Management segment, which includes M&I’s trust, brokerage and private banking business, provides integrated asset management, trust and banking services through three business lines: Investment Management, Personal Services and Institutional Services. Investment Management is a multi-dimensional asset management service with a broad range of strategies, styles and product delivery options such as separately managed equity and fixed income strategies, managed asset allocation strategies, alternative investments and The Marshall Funds, M&I’s family of mutual funds. Personal Services includes Cedar Street Advisors, Personal Wealth Management and M&I Financial Advisors. Cedar Street Advisors manages the complex financial affairs of ultra-high net worth individuals and their families. Personal Wealth Management services assemble and implement an all-inclusive financial roadmap for high net worth individuals and families, providing for their private banking (credit and deposits), investment, estate and tax planning needs. M&I Financial Advisors uses a formulized financial planning process based on an individual’s resources, goals, and risk tolerance to develop a personalized financial plan, and then offers a full array of brokerage and insurance solutions to meet that plan. The Institutional Services business includes Retirement Plan Services, Taft-Hartley Services, Not-for-Profit Services, North Star Deferred Exchange and Trust Operations Outsourcing.

Treasury

Treasury provides management of interest rate risk, capital, liquidity, funding and investments to the Corporation and all of its subsidiary banks.

Others

The Others segment includes a Capital Markets and a National Consumer Banking Division. The Capital Markets Division provides a variety of products and services designed to address its customers’ risk management and investment needs. These services include derivative solutions and investment services, currency conversion and foreign exchange services and risk management. These services are provided primarily to corporate, business banking and financial institution clients. The National Consumer Banking Division provides mortgage and home equity consumer lending, indirect automobile financing, and affinity banking services.

Total Revenues by type in Others consist of the following ($ in millions):

	2010	2009	2008
Capital Markets Division	$52.1	$52.4	$54.8
National Consumer Banking Division	153.6	164.0	133.6
Administrative & Other	63.0	76.2	66.7
Other	272.5	258.4	267.2

Total	$541.2	$551.0	$522.3

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Results of operations and identifiable assets by segment for each of the three years ended December 31 are:

	Year Ended December 31, 2010 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifi- cations & Adjustments	Consolidated
Net interest income	$905.9	$780.7	$70.4	$(366.0)	$215.5	$(27.1)	$(22.1)	$1,557.3
Provision for loan and lease losses	1,084.4	534.7	41.2	—	98.6	—	—	1,758.9

Net interest income after provision for loan and lease losses	(178.5)	246.0	29.2	(366.0)	116.9	(27.1)	(22.1)	(201.6)
Other income	85.3	225.6	289.8	147.6	325.7	140.1	(339.1)	875.0
Other expense	278.1	753.9	274.3	86.0	388.4	132.7	(340.5)	1,572.9

Income before income taxes	(371.3)	(282.3)	44.7	(304.4)	54.2	(19.7)	(20.7)	(899.5)
Income tax expense (benefit)	(148.5)	(112.9)	17.8	(121.8)	5.7	(3.2)	(22.1)	(385.0)

Income (loss) including noncontrolling interests	(222.8)	(169.4)	26.9	(182.6)	48.5	(16.5)	1.4	(514.5)
Less: Noncontrolling interests	—	—	—	—	—	—	(1.4)	(1.4)

Segment income (loss)	$(222.8)	$(169.4)	$26.9	$(182.6)	$48.5	$(16.5)	$—	$(515.9)

Identifiable assets	$19,219.7	$14,148.4	$1,461.8	$10,309.0	$5,930.3	$7,166.1	$(7,403.3)	$50,832.0

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	Year Ended December 31, 2009 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifi- cations & Adjustments	Consolidated
Net interest income	$886.9	$707.4	$66.6	$(217.1)	$221.9	$(57.9)	$(25.2)	$1,582.6
Provision for loan and lease losses	943.7	809.3	42.6	—	519.0	—	—	2,314.6

Net interest income after provision for loan and lease losses	(56.8)	(101.9)	24.0	(217.1)	(297.1)	(57.9)	(25.2)	(732.0)
Other income	65.9	194.2	273.7	224.3	329.1	157.9	(342.1)	903.0
Other expense	269.9	805.5	259.8	53.2	406.7	113.8	(343.7)	1,565.2

Income before income taxes	(260.8)	(713.2)	37.9	(46.0)	(374.7)	(13.8)	(23.6)	(1,394.2)
Income tax expense (benefit)	(104.3)	(285.3)	15.2	(18.4)	(202.5)	(16.7)	(25.2)	(637.2)

Income (loss) including noncontrolling interests	(156.5)	(427.9)	22.7	(27.6)	(172.2)	2.9	1.6	(757.0)
Less: Noncontrolling interests	—	—	—	—	—	—	(1.6)	(1.6)

Segment income (loss)	$(156.5)	$(427.9)	$22.7	$(27.6)	$(172.2)	$2.9	$—	$(758.6)

Identifiable assets	$22,855.8	$16,244.5	$1,642.6	$9,165.1	$7,564.8	$7,813.4	$(8,076.2)	$57,210.0

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

	Year Ended December 31, 2008 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifi- cations & Adjustments	Consolidated
Net interest income	$776.6	$792.8	$61.9	$59.9	$170.1	$(53.4)	$(27.2)	$1,780.7
Provision for loan and lease losses	1,519.1	316.9	23.5	—	178.2	—	—	2,037.7

Net interest income after provision for loan and lease losses	(742.5)	475.9	38.4	59.9	(8.1)	(53.4)	(27.2)	(257.0)
Other income	99.9	181.7	291.3	48.9	352.2	102.8	(336.4)	740.4
Goodwill impairment	925.6	609.5	—	—	—	—	—	1,535.1
All other expense	278.1	691.5	293.4	20.9	397.5	106.3	(337.3)	1,450.4

Income before income taxes	(1,846.3)	(643.4)	36.3	87.9	(53.4)	(56.9)	(26.3)	(2,502.1)
Income tax expense (benefit)	(381.3)	(47.8)	13.9	35.2	(34.7)	(17.6)	(27.2)	(459.5)

Income (loss) including noncontrolling interests	(1,465.0)	(595.6)	22.4	52.7	(18.7)	(39.3)	0.9	(2,042.6)
Less: Noncontrolling interests	—	—	—	—	—	—	(0.9)	(0.9)

Segment income (loss)	$(1,465.0)	$(595.6)	$22.4	$52.7	$(18.7)	$(39.3)	$—	$(2,043.5)

Identifiable assets	$25,771.3	$18,805.6	$1,688.3	$8,674.3	$7,773.8	$2,289.0	$(2,665.9)	$62,336.4

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

24.	Guarantees

Trust Preferred Securities

In conjunction with the acquisitions of Gold Banc, Trustcorp, Excel and First Indiana, the Corporation acquired all of the common interests in the trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures. At December 31, 2010, the principal amounts outstanding associated with the remaining trusts were $16.0 million, $30.0 million, $38.0 million and $15.0 million. The full guarantees were assumed by M&I. See Note 16 – Long–term Borrowings in Notes to Consolidated Financial Statements for further information.

Securities Lending

As part of securities custody activities and at the direction of its clients, the Corporation’s Wealth Management segment lends securities owned by its clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued an indemnification against loss resulting from the default by a borrower under the master securities loan agreement due to the failure of the borrower to return loaned securities when due. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5.4 billion at December 31, 2010 and $7.5 billion at December 31, 2009. Because of the requirement to fully collateralize securities borrowed, management believes that exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at December 31, 2010 and December 31, 2009, related to these indemnifications.

During 2008, Lehman Brothers declared bankruptcy and failed to return loaned securities when due. As a result of the indemnification against loss resulting from the default by Lehman Brothers under the master securities loan agreement, M&I Trust recognized a loss for the difference between the amount paid to acquire the replacement securities and the collateral available to purchase the replacement securities. The collateral shortfall was due to an unexpected volatile market condition that existed when the replacement securities were acquired. The loss amounted to $8.4 million and is reported in the line Other within Other Expense in the Consolidated Statements of Income.

Credit Support Agreement

The Corporation was a party to a capital support agreement (“CSA”) with M&I Employee Benefit Stable Principal Fund ( the “Stable Principal Fund”). Under the CSA in effect as of December 31, 2009, the Corporation would be required to contribute up to $35 million in capital to the Stable Principal Fund if the retention or disposition of certain assets of the Stable Principal Fund caused a loss that would otherwise prevent the Stable Principal Fund from maintaining a stable net asset value of $1.00 per unit.

During 2010, Marshall & Ilsley Trust Company N.A. as Trustee of the Stable Principal Fund, terminated the Stable Principal Fund’s participation in securities lending resulting in a loss to the Stable Principal Fund that was covered under the CSA. The Corporation made a net payment of $12.0 million for that loss, after which the CSA was terminated.

25.	Other Contingent Liabilities

In the normal course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions, including, but not limited to, actions brought on behalf of various classes of claimants, employment matters, and challenges from tax authorities regarding the amount of taxes due. In certain of these actions and proceedings, claims for monetary damages or adjustments to recorded tax liabilities are asserted. In view of the inherent difficulty of predicting the outcome of such matters, particularly matters that will be decided by a jury and actions that seek large damages based on novel and complex damage and liability legal theories or that involve a large number of parties, the Corporation cannot state with confidence the eventual outcome of these matters or the timing of their ultimate resolution, or estimate the possible loss or range of loss associated with them; however, based on current knowledge and after consultation with legal counsel,

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

management does not believe that judgments or settlements in excess of amounts already reserved, if any, arising from pending or threatened legal actions, employment matters, or challenges from tax authorities, either individually or in the aggregate, would have a material adverse effect on the consolidated financial position or liquidity of the Corporation, although they could have a material effect on operating results for a particular period.

As explained in Note 26, Subsequent Events, in Notes to Consolidated Financial Statements, the Corporation and BMO announced that they had entered into a definitive merger agreement under which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction which is referred to as the “pending merger”.

Eight putative class action complaints have been filed in the Circuit Court of Milwaukee County, Wisconsin against the Corporation, its directors, and BMO relating to the Corporation’s pending merger with BMO: Berens v. Marshall & Ilsley Corp., et al., Case No. 10CV021273; Ohlgart v. Marshall & Ilsley Corp., et al., Case No. 10CV021485; Sayeg v. Marshall & Ilsley Corp., et al., Case No. 10CV021622; Schindler v. Marshall & Ilsley Corp., et al., Case No. 10CV021528; Stadler v. Marshall & Ilsley Corp., et al., Case No. 10CV021676; Onwudebe v. Marshall & Ilsley Corp., et al., Case No. 10CV021742; Anthony v. Marshall & Ilsley Corp., et al., Case No. 11CV000338; and Drummond v. Marshall & Ilsley Corp., et al., Case No. 11CV000380. Each of these complaints names the Corporation and the members of the Corporation’s board of directors as defendants and alleges that the Corporation’s directors breached their fiduciary duties to its shareholders. Each of the complaints except the Onwudebe action also names BMO as a defendant and alleges that BMO aided and abetted the alleged breach of fiduciary duty. In addition, the Anthony action names Gregory A. Smith, the Corporation’s Senior Vice President and Chief Financial Officer, as a defendant and alleges that Mr. Smith breached fiduciary duties to the Corporation’s shareholders.

Two putative class actions have been filed in the United States Court for the Eastern District of Wisconsin relating to the merger: Fruchter v. Marshall & Ilsley Corp., et al., No. 10-cv-01157, and Folisi v. Marshall & Ilsley Corp., et al., No. 11-cv-00025. These complaints allege that the Corporation and its directors breached fiduciary duties to the Corporation’s shareholders and that BMO aided and abetted such breaches.

All ten lawsuits seek, among other things, to enjoin completion of the merger and an award of costs and attorneys’ fees. Certain of the actions also seek the imposition of a constructive trust for benefits allegedly improperly received by the defendants and/or an accounting of damages sustained as a result of the alleged breaches of fiduciary duty. The state court actions were consolidated on February 11, 2011 by stipulation of the partes to these actions. The stipulation and proposed order of consolidation is pending approval by the Wisconsin state court.

At this early stage of the state court lawsuits, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. The Corporation intends to vigorously defend the state court lawsuits.

In April 2010, two substantially identical putative class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin against the Corporation, the M&I Retirement Plan Investment Committee, and certain of the Corporation’s officers and directors. The lawsuits were purportedly filed on behalf of M&I Retirement Program, three other retirement savings plans and a class of former and current participants in those plans, relating to the holdings of Corporation common stock during the period from November 10, 2006 to December 17, 2009. The complaints, which were consolidated into a single complaint in July 2010, allege breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to Corporation common stock being offered as an investment alternative for participants in the retirement plans and seek monetary damages. At this early stage of the lawsuit, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. The Corporation intends to vigorously defend this lawsuit.

In June 2010, M&I Bank was named as a defendant in a putative class action alleging that M&I Bank’s posting of debit card transactions is a breach of the implied obligation of good faith and fair dealing, is a breach of the Wisconsin Consumer Act, is unconscionable, constitutes conversion, and unjustly enriches the Corporation. The plaintiffs allege that the daily high to low postings of debit card entries, rather than chronological postings, results in

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

excessive overdraft fees. The plaintiffs seek to represent a nationwide class for all of the claims except that involving the Wisconsin Consumer Act, for which it seeks to represent a class of Wisconsin customers of M&I Bank. The lawsuit, while initially filed in the United States District Court for the Middle District of Florida, has been transferred for pretrial purposes in a multi-district litigation (“MDL”) proceeding in the Southern District of Florida, in which numerous other putative class actions against financial institutions asserting similar claims are pending. The consolidation in the MDL is for pre-trial discovery and motion proceedings. The Corporation has filed a motion to compel the two plaintiffs to arbitrate the dispute. This motion is pending. At this early stage of the lawsuit, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. M&I Bank intends to vigorously defend this lawsuit.

26.	Subsequent Events

On December 17, 2010, the Corporation and BMO announced that they had entered into a definitive merger agreement (the “agreement”) under which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction.

Under the terms of the agreement, each outstanding share of the Corporation will be exchanged for 0.1257 shares of Bank of Montreal upon closing.

As part of the agreement, BMO will purchase the Corporation’s Senior Preferred Stock, Series B issued to the UST in the fourth quarter of 2008 under the UST’s Capital Purchase Program at par plus accrued interest - with full repayment to the U.S. Treasury immediately prior to closing. The Corporation’s existing warrants held by the U.S. Treasury will also be purchased by BMO.

In connection with the agreement, the Corporation issued to BMO an option, exercisable under certain circumstances, to purchase up to 19.7% of the Corporation’s common stock.

Under the agreement, the Corporation is required to redeem all of its outstanding junior preferred debt securities (trust preferred securities) prior to the closing of the merger with BMO. These trust preferred securities have an aggregate outstanding principal amount of $99,000,000 at March 1, 2011.

The transaction, which has been approved by the Corporation’s Board of Directors and the Board of Directors of BMO, is expected to close prior to July 31, 2011 subject to customary closing conditions, including regulatory approvals and approval by the Corporation’s shareholders.

On February 2, 2011, BMO filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that included a Proxy Statement of the Corporation and a Prospectus of BMO, as well as other relevant documents concerning the proposed transaction.

On January 20, 2011, the Corporation announced that its Board of Directors declared a first quarter cash dividend of $0.01 per share on its common stock. The dividend is payable on March 11, 2011 to common stock shareholders of record as of the close of business on March 1, 2011.

In addition, the Board of Directors declared a regular quarterly cash dividend of $21.4 million in the aggregate on its Senior Preferred Stock, Series B. The Senior Preferred Stock, Series B was purchased from the Corporation by the U.S. Treasury as part of the U.S. Treasury’s Capital Purchase Program. The Preferred Stock dividend is payable on February 15, 2011 to the shareholder of record at the close of business on February 1, 2011.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

27.	Condensed Financial Information—Parent Corporation Only

In conjunction with the Separation on November 1, 2007, Marshall & Ilsley Corporation (Accounting Predecessor to New Marshall & Ilsley Corporation) became M&I LLC, a wholly-owned subsidiary of New Marshall & Ilsley, which became Marshall & Ilsley Corporation. The Condensed Statements of Income and Condensed Statements of Cash Flows for the years ended December 31, 2009, and 2008 present the Parent Corporation Only on a consolidated basis, which is more reflective of the financial position, results of operations and cash flows of the Parent Corporation and its activities. On December 31, 2009, M&I LLC was merged with and into Marshall & Ilsley Corporation, with Marshall & Ilsley Corporation surviving as the single parent company.

Condensed Balance Sheets

December 31

	2010	2009
Assets
Cash and cash equivalents	$621,701	$1,178,468
Investments in affiliates:
Banks	5,628,169	5,770,148
Nonbanks	590,389	581,996
Premises and equipment, net	7,446	8,101
Other assets	330,749	336,351

Total assets	$7,178,454	$7,875,064

Liabilities and Shareholders’ Equity
Other liabilities	$266,154	$293,472
Long-term borrowings:
Medium-term notes Series E, F and MiNotes	432,068	453,589
Floating rate subordinated notes	30,903	31,806
7.50% subordinated notes	22,394	22,361
Floating rate junior subordinated deferrable interest debentures due to Gold Banc Trust III	16,000	16,000
Floating rate junior subordinated deferrable interest debentures due to Gold Banc Trust IV	30,000	30,000
Floating rate junior subordinated deferrable interest debentures due to Gold Banc Trust V	38,000	38,000
10.60% junior subordinated deferrable interest debentures due to Trustcorp Statutory Trust I	15,000	15,380

Total long-term borrowings	584,365	607,136

Total liabilities	850,519	900,608
Shareholders’ equity	6,327,935	6,974,456

Total liabilities and shareholders’ equity	$7,178,454	$7,875,064

Scheduled maturities of long-term borrowings are $282,045 in 2011, $14,176 in 2012, $22,592 in 2013, $858 in 2014 and $95 in 2015. See Note 16 in Notes to Consolidated Financial Statements for a description of the long-term borrowings.

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Condensed Statements of Income

Years Ended December 31

	2010	2009	2008
Income
Cash dividends:
Bank affiliates	$1,155	$155	$66,259
Nonbank affiliates	10,923	10,172	80,885
Interest from affiliates	2,384	4,516	46,267
Service fees and other	140,256	157,894	102,291

Total income	154,718	172,737	295,702
Expense
Interest	29,740	62,740	100,044
Salaries and employee benefits	66,165	53,440	52,513
Administrative and general	66,721	60,626	54,003

Total expense	162,626	176,806	206,560

Income (loss) before income taxes and equity in undistributed net income of affiliates	(7,908)	(4,069)	89,142
Benefit from income taxes	(3,190)	(16,760)	(17,603)

Income before equity in undistributed net income of affiliates	(4,718)	12,691	106,745
Equity in undistributed net loss of affiliates, net of dividends paid:
Banks	(504,291)	(715,058)	(2,087,410)
Nonbanks	(6,862)	(56,250)	(62,797)

Net loss	$(515,871)	$(758,617)	$(2,043,462)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Consolidating Statements of Income

Year Ended December 31, 2009

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifications	Consolidated Parent Corporation
Income
Cash dividends:
Bank affiliates	$155	$—	$—	$155
Nonbank affiliates	10,172	—	—	10,172
Interest from affiliates	530	3,986	—	4,516
Service fees and other	2,076	155,818	—	157,894

Total income	12,933	159,804	—	172,737
Expense
Interest	60,286	2,454	—	62,740
Salaries and employee benefits	9	53,431	—	53,440
Administrative and general	2,306	58,320	—	60,626

Total expense	62,601	114,205	—	176,806

Income (loss) before income taxes and equity in undistributed net loss of affiliates	(49,668)	45,599	—	(4,069)
Provision for (benefit from) income taxes	(22,780)	6,020	—	(16,760)

Income (loss) before equity in undistributed net loss of affiliates	(26,888)	39,579	—	12,691
Equity in undistributed net loss of affiliates, net of dividends paid:
Banks	(715,058)	—	—	(715,058)
Nonbanks	(56,250)	—	—	(56,250)
M&I LLC	—	(798,196)	798,196	—

Net loss	$(798,196)	$(758,617)	$798,196	$(758,617)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Consolidating Statements of Income

Year Ended December 31, 2008

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifications	Consolidated Parent Corporation
Income
Cash dividends:
Bank affiliates	$66,259	$—	$—	$66,259
Nonbank affiliates	80,875	10	—	80,885
Interest from affiliates	14,438	31,829	—	46,267
Service fees and other	(7,534)	109,825	—	102,291

Total income	154,038	141,664	—	295,702
Expense
Interest	83,833	16,211	—	100,044
Salaries and employee benefits	(10)	52,523	—	52,513
Administrative and general	2,173	51,830	—	54,003

Total expense	85,996	120,564	—	206,560

Income before income taxes and equity in undistributed net loss of affiliates	68,042	21,100	—	89,142
Provision for (benefit from) income taxes	(28,542)	10,939	—	(17,603)

Income before equity in undistributed net loss of affiliates	96,584	10,161	—	106,745
Equity in undistributed net loss of affiliates, net of dividends paid:
Banks	(2,087,410)	—	—	(2,087,410)
Nonbanks	(62,797)	—	—	(62,797)
M&I LLC	—	(2,053,623)	2,053,623	—

Net loss	$(2,053,623)	$(2,043,462)	$2,053,623	$(2,043,462)

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Condensed Statements of Cash Flows

Years Ended December 31

	2010	2009	2008
Cash Flows From Operating Activities:
Net loss	$(515,871)	$(758,617)	$(2,043,462)
Non-cash items included in net loss:
Equity in undistributed net loss of affiliates	511,153	771,308	2,150,207
Depreciation and amortization	2,063	3,220	4,582
Excess tax expense (benefit) from stock–based compensation arrangements	1,310	(1,431)	55
Other	(16,050)	(77,371)	(29,106)

Net cash (used in) provided by operating activities	(17,395)	(62,891)	82,276
Cash Flows From Investing Activities:
Increases in investments in affiliates	(415,573)	(1,037,111)	(1,739,728)
Purchases of premises and equipment, net	(493)	(169)	(2,130)
Other	211	(153)	(8,434)

Net cash used in investing activities	(415,855)	(1,037,433)	(1,750,292)
Cash Flows From Financing Activities:
Dividends paid on common stock	(21,031)	(14,187)	(327,820)
Dividends paid on preferred stock	(85,750)	(85,988)	—
Proceeds from the issuance of commercial paper	—	121,104	33,741,932
Principal payments on commercial paper	—	(138,368)	(34,523,654)
Proceeds from the issuance of long-term borrowings	—	—	17,489
Payments on long-term borrowings	(21,360)	(1,009,028)	(34,066)
Purchases of common stock	—	—	(130,870)
Proceeds from the issuance of preferred stock	—	—	1,715,000
Proceeds from the issuance of common stock	5,934	1,428,353	27,832
Excess tax (expense) benefit from stock-based compensation arrangements	(1,310)	1,431	(55)
Other	—	33	—

Net cash (used in) provided by financing activities	(123,517)	303,350	485,788

Net decrease in cash and cash equivalents	(556,767)	(796,974)	(1,182,228)
Cash and cash equivalents, beginning of year	1,178,468	1,975,442	3,157,670

Cash and cash equivalents, end of year	$621,701	$1,178,468	$1,975,442

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Consolidating Statements of Cash Flows

Year Ended December 31, 2009

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifications	Consolidated Parent Corporation
Cash Flows From Operating Activities:
Net loss	$(798,196)	$(758,617)	$798,196	$(758,617)
Non-cash items included in net loss:
Equity in undistributed net loss of affiliates	771,308	798,196	(798,196)	771,308
Depreciation and amortization	2,596	624	—	3,220
Excess tax benefit from stock–based compensation arrangements	(1,440)	9	—	(1,431)
Other	(95,333)	17,962	—	(77,371)

Net cash (used in) provided by operating activities	(121,065)	58,174	—	(62,891)
Cash Flows From Investing Activities:
Increases in investments in affiliates	746,752	(1,783,863)	—	(1,037,111)
Purchases of premises and equipment, net	676	(845)	—	(169)
Other	(153)	—	—	(153)

Net cash provided by (used in) investing activities	747,275	(1,784,708)	—	(1,037,433)
Cash Flows From Financing Activities:
Dividends paid on common stock	—	(14,187)	—	(14,187)
Dividends paid on preferred stock	—	(85,988)	—	(85,988)
Proceeds from the issuance of commercial paper	—	121,104	—	121,104
Principal payments on commercial paper	—	(138,368)	—	(138,368)
Payments on long-term borrowings	(1,008,317)	(711)	—	(1,009,028)
Proceeds from the issuance of common stock	—	1,428,353	—	1,428,353
Excess tax benefit from stock-based compensation arrangements	1,440	(9)	—	1,431
Other	—	33	—	33

Net cash (used in) provided by financing activities	(1,006,877)	1,310,227	—	303,350

Net decrease in cash and cash equivalents	(380,667)	(416,307)	—	(796,974)
Cash and cash equivalents, beginning of year	380,667	1,594,775	—	1,975,442

Cash and cash equivalents, end of year	$—	$1,178,468	$—	$1,178,468

Notes to Consolidated Financial Statements – (Continued)

December 31, 2010, 2009 and 2008 ($000’s except share data)

Consolidating Statements of Cash Flows

Year Ended December 31, 2008

	M&I LLC	Marshall & Ilsley Corporation	Eliminations & Reclassifications	Consolidated Parent Corporation
Cash Flows From Operating Activities:
Net loss	$(2,053,623)	$(2,043,462)	$2,053,623	$(2,043,462)
Non-cash items included in net loss:
Equity in undistributed net loss of affiliates	2,150,207	2,053,623	(2,053,623)	2,150,207
Depreciation and amortization	3,968	614	—	4,582
Excess tax benefit from stock–based compensation arrangements	55	—	—	55
Other	(40,555)	11,449	—	(29,106)

Net cash provided by operating activities	60,052	22,224	—	82,276
Cash Flows From Investing Activities:
Increases in investments in affiliates	(452,976)	(1,286,752)	—	(1,739,728)
Purchases of premises and equipment, net	35	(2,165)	—	(2,130)
Other	(8,333)	(101)	—	(8,434)

Net cash used in investing activities	(461,274)	(1,289,018)	—	(1,750,292)
Cash Flows From Financing Activities:
Dividends paid on common stock	—	(327,820)	—	(327,820)
Proceeds from the issuance of commercial paper	—	33,741,932	—	33,741,932
Principal payments on commercial paper	(244,739)	(34,278,915)	—	(34,523,654)
Proceeds from the issuance of long-term borrowings	—	17,489	—	17,489
Payments on long-term borrowings	(21,520)	(12,546)	—	(34,066)
Purchase of common stock	—	(130,870)	—	(130,870)
Proceeds from the issuance of preferred stock	—	1,715,000	—	1,715,000
Proceeds from the issuance of common stock	—	27,832	—	27,832
Excess tax benefit from stock-based compensation arrangements	(55)	—	—	(55)
Other	—	—	—	—

Net cash (used in) provided by financing activities	(266,314)	752,102	—	485,788

Net decrease in cash and cash equivalents	(667,536)	(514,692)	—	(1,182,228)
Cash and cash equivalents, beginning of year	1,048,203	2,109,467	—	3,157,670

Cash and cash equivalents, end of year	$380,667	$1,594,775	$—	$1,975,442

Quarterly Financial Information (Unaudited)

Following is unaudited financial information for each of the calendar quarters during the years ended December 31, 2010 and 2009. ($000’s except per share data):

	Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31
2010
Total Interest and Fee Income	$505,261	$535,005	$558,314	$569,598
Total Interest Expense	134,837	153,523	156,414	166,133

Net Interest Income	370,424	381,482	401,900	403,465
Provision for Loan and Lease Losses	429,133	431,744	439,899	458,112

Net Interest Loss After Provision for Loan and Lease Losses	(58,709)	(50,262)	(37,999)	(54,647)
Net Investment Securities Gains	54,438	41,547	3,729	102
Other Income	201,414	181,954	170,230	221,558
Other Expense	400,038	419,603	387,621	365,587

Loss Before Income Taxes	(202,895)	(246,364)	(251,661)	(198,574)
Benefit for Income Taxes	(95,145)	(102,841)	(103,468)	(83,605)

Loss Including Noncontrolling Interests	(107,750)	(143,523)	(148,193)	(114,969)
Less: Net Income Attributable to Noncontrolling Interests	(331)	(348)	(368)	(389)

Net Loss Attributable to M&I Corporation	(108,081)	(143,871)	(148,561)	(115,358)
Preferred Dividends	(25,355)	(25,295)	(25,238)	(25,180)

Net Loss Attributable to M&I Corporation Common Shareholders	$(133,436)	$(169,166)	$(173,799)	$(140,538)

Per Share Attributable to M&I Corporation Common Shareholders:
Net Loss:
Basic	$(0.25)	$(0.32)	$(0.33)	$(0.27)
Diluted	(0.25)	(0.32)	(0.33)	(0.27)
2009
Total Interest and Fee Income	$592,525	$603,077	$628,508	$643,783
Total Interest Expense	192,177	214,386	236,684	242,037

Net Interest Income	400,348	388,691	391,824	401,746
Provision for Loan and Lease Losses	639,032	578,701	618,992	477,924

Net Interest Loss After Provision for Loan and Lease Losses	(238,684)	(190,010)	(227,168)	(76,178)
Net Investment Securities Gains (Losses)	40,569	(1,517)	82,665	72
Other Income	199,278	225,493	182,068	174,375
Other Expense	405,053	405,093	412,191	342,898

Loss Before Income Taxes	(403,890)	(371,127)	(374,626)	(244,629)
Benefit for Income Taxes	(169,938)	(148,170)	(166,143)	(152,982)

Loss Including Noncontrolling Interests	(233,952)	(222,957)	(208,483)	(91,647)
Less: Net Income Attributable to Noncontrolling Interests	(385)	(402)	(472)	(319)

Net Loss Attributable to M&I Corporation	(234,337)	(223,359)	(208,955)	(91,966)
Preferred Dividends	(25,124)	(25,068)	(25,013)	(24,959)

Net Loss Attributable to M&I Corporation Common Shareholders	$(259,461)	$(248,427)	$(233,968)	$(116,925)

Per Share Attributable to M&I Corporation Common Shareholders:
Net Loss:
Basic	$(0.54)	$(0.68)	$(0.83)	$(0.44)
Diluted	(0.54)	(0.68)	(0.83)	(0.44)

Quarterly Financial Information (Unaudited) – (Continued)

	2010	2009	2008	2007	2006
Common Dividends Declared
First Quarter	$0.01	$0.01	$0.31	$0.27	$0.24
Second Quarter	0.01	0.01	0.32	0.31	0.27
Third Quarter	0.01	0.01	0.32	0.31	0.27
Fourth Quarter	0.01	0.01	0.32	0.31	0.27

	$0.04	$0.04	$1.27	$1.20	$1.05

Price Range of Stock*

(Low and High Close)

				Post- Separation	Pre- Separation
	2010	2009	2008	2007	2007	2006
First Quarter
Low	$5.75	$3.11	$21.71	$—	$46.18	$40.91
High	8.34	13.78	28.98	—	49.23	45.35
Second Quarter
Low	7.12	4.74	15.33	—	45.86	43.36
High	10.19	10.10	26.36	—	49.83	46.44
Third Quarter
Low	6.24	4.20	11.50	—	40.41	44.76
High	8.41	8.93	29.50	—	48.21	48.54
Fourth Quarter
Low	4.66	5.10	11.74	26.36	41.96	45.53
High	7.61	7.94	22.98	32.58	45.97	49.07

*	The results for 2007 have been separated to show the prices prior to and after the Separation on November 1, 2007. As a result, the fourth quarter pre-Separation prices are through October 31, 2007 only. The post-Separation prices are from November 1, 2007 through December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation and subsidiaries (the “Corporation”) as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26 to the consolidated financial statements, on December 17, 2010, the Corporation and Bank of Montreal announced that they had entered into a definitive agreement under which Bank of Montreal will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion on the Corporation’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 1, 2011

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Corporation maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Corporation in the reports filed by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by the Corporation in such reports is accumulated and communicated to the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Corporation carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and President and the Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and President and the Senior Vice President and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures are effective, as of the end of the period covered by this report, for the purposes for which they are designed.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As such term is defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and the directors of the Corporation; and

3.	provide reasonable assurance regarding prevention of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in Internal Control — Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 1, 2011, which is included herein.

Changes in Internal Controls

There have been no changes in the Corporation’s internal control over financial reporting identified in connection with the evaluation discussed above that occurred during the Corporation’s fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation

We have audited the internal control over financial reporting of Marshall & Ilsley Corporation and subsidiaries (the “Corporation”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Corporation and our report dated March 1, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the announcement by the Corporation and Bank of Montreal that they had entered into a definitive agreement under which Bank of Montreal will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 1, 2011

MARSHALL & ILSLEY CORPORATION CONSOLIDATED FINANCIAL STATEMENTS AND

SUPPLEMENTARY DATA FOR YEARS ENDED DECEMBER 31, 2010 AND 2009—

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

Marshall & Ilsley Corporation (the “Corporation”) prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States (United States GAAP). The Corporation has included here the significant differences that would result if Canadian generally accepted accounting principles (Canadian GAAP) were applied in the preparation of the Consolidated Balance Sheets. The Corporation has not included the Consolidated Statements of Income or Consolidated Statements of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet

As at December 31 (United States $ in 000’s)

	2010			2009
	United States GAAP	GAAP Adjustments	Canadian GAAP	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	600,966	—	600,966	832,483	—	832,483
Interest bearing deposits at other banks	2,374,010	—	2,374,010	1,128,794	—	1,128,794
Securities - trading (c)	258,066	(14,595)	243,471	255,646	9,275	264,921
Securities - available for sale	6,504,607	—	6,504,607	7,073,592	—	7,073,592
Securities - other	452,015	—	452,015	103,566	—	103,566
Loans, net of allowance for loan and lease losses	35,611,782	—	35,611,782	42,737,156	—	42,737,156
Premises and equipment	527,962	—	527,962	565,806	—	565,806
Goodwill	609,517	—	609,517	609,517	—	609,517
Intangible assets	114,813	—	114,813	134,067	—	134,067
Other assets (a,c)	3,778,213	52,219	3,830,432	3,769,351	69,775	3,839,126

Total Assets	50,831,951	37,624	50,869,575	57,209,978	79,050	57,289,028

Liabilities and Equity					—	—
Deposits	38,258,632	—	38,258,632	41,637,525	—	41,637,525
Short-term borrowings	227,838	—	227,838	1,120,147	—	1,120,147
Long-term borrowings	5,028,787	—	5,028,787	6,425,855	—	6,425,855
Other liabilities (a,b,c)	977,821	49,600	1,027,421	1,040,860	95,959	1,136,819
Equity (a,b)	6,338,873	(11,976)	6,326,897	6,985,591	(16,909)	6,968,682

Total Liabilities and Equity	50,831,951	37,624	50,869,575	57,209,978	79,050	57,289,028

a)	Pension and Other Employee Future Benefits

United States GAAP requires the Corporation to recognize the excess of the fair value of employee benefit assets associated with the defined benefit postretirement plan over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. The unamortized actuarial gains (losses) and the unamortized prior service credits are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts should be recorded on the Consolidated Balance Sheets in other assets or other liabilities. The balance sheet classification has no impact on the calculation of the pension and other employee benefits expense. The tax impact previously included in Accumulated Other Comprehensive (Income) Loss and Other Assets under United States GAAP has been reversed for Canadian GAAP purposes.

Under Canadian GAAP, the pre-tax amounts to be included in Other Liabilities include the following items:

	2010	2009
Net Actuarial Losses	(3,639)	(5,343)
Prior Service Credits	8,182	10,420
Pre-tax increase to other liabilities	4,543	5,077

Since the Accumulated Other Comprehensive Income treatment of unamortized actuarial gains (losses) and unamortized prior service credits under US GAAP does not apply under Canadian GAAP, there is the following future tax asset impact on the Consolidated Balance Sheets under Canadian GAAP:

	2010	2009
Future tax asset impact of change in unamortized actuarial losses and prior service credits	3,505	(697)

b)	Non-controlling interests in Consolidated Financial Statements

Under United States GAAP, non-controlling interests in subsidiaries held by parties other than the parent entity are reported as equity. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

c)	Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in the Consolidated Balance Sheets when the Corporation enters into the transaction. Canadian GAAP permits securities transactions to be recognized in the Consolidated Balance Sheets either when the transaction is settled or when the Corporation enters into the transaction. The Corporation has elected to recognize securities transactions on the Consolidated Balance Sheets when the transaction is settled for Canadian GAAP purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation

We have audited the consolidated financial statements of Marshall & Ilsley Corporation and subsidiaries (the “Corporation”) as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the Corporation’s internal control over financial reporting as of December 31, 2010, and have issued our reports thereon dated March 1, 2011 (the report relating to the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the announcement by the Corporation and Bank of Montreal that they had entered into a definitive agreement under which Bank of Montreal will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction); such reports have previously been filed as part of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010. Our audits also included the Reconciliation of Canadian and United States Generally Accepted Accounting Principles (the “Schedule”) of the Corporation. This Schedule is the responsibility of the Corporation’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such Schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 1, 2011

MARSHALL & ILSLEY CORPORATION UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2011

AND 2010

CONSOLIDATED BALANCE SHEETS (Unaudited)

($000’s except share data)

	March 31, 2011	December 31, 2010	March 31, 2010
Assets:
Cash and cash equivalents:
Cash and due from banks	$517,915	$510,961	$588,687
Federal funds sold and security resale agreements	6,049	25,039	27,057
Money market funds	54,386	64,966	55,434

Total cash and cash equivalents	578,350	600,966	671,178
Interest bearing deposits at other banks	3,269,678	2,374,010	1,939,006
Trading assets, at fair value	222,908	258,066	254,549
Investment securities:
Available for sale, at fair value	6,279,366	6,504,607	7,108,564
Federal Reserve Bank stock and FHLB stock, at cost	373,101	380,097	411,901
Held to maturity, fair value $71,386 ($74,555 at December 31, 2010 and $107,319 at March 31, 2010)	68,819	71,918	104,245
Loans held for sale	139,564	138,213	174,103
Loans and leases	35,040,537	36,861,144	42,474,704
Allowance for loan and lease losses	(1,374,077)	(1,387,575)	(1,515,154)

Net loans and leases	33,666,460	35,473,569	40,959,550
Premises and equipment, net	519,825	527,962	557,650
Goodwill	609,517	609,517	609,517
Other intangible assets	110,424	114,813	129,064
Bank-owned life insurance	1,243,864	1,234,384	1,200,130
Other real estate owned (OREO)	340,842	339,462	454,317
Accrued interest and other assets	2,218,228	2,204,367	1,995,595

Total Assets	$49,640,946	$50,831,951	$56,569,369

Liabilities and Equity:
Deposits:
Noninterest bearing	$8,305,990	$8,078,733	$7,787,831
Interest bearing	29,097,465	30,179,899	34,194,419

Total deposits	37,403,455	38,258,632	41,982,250
Federal funds purchased and security repurchase agreements	195,977	211,823	829,665
Other short-term borrowings	3,753	16,015	64,348
Accrued expenses and other liabilities	836,564	977,821	957,329
Long-term borrowings	4,966,723	5,028,787	5,865,381

Total Liabilities	43,406,472	44,493,078	49,698,973
Equity:
Preferred stock, $1.00 par value; 5,000,000 shares authorized; 1,715,000 shares issued and outstanding of Senior Preferred Stock, Series B (liquidation preference of $1,000 per share)	1,715	1,715	1,715
Common stock, $1.00 par value; 530,726,042 shares issued (530,164,081shares at December 31, 2010 and 530,164,081 shares at March 31, 2010)	530,726	530,164	530,164
Additional paid-in capital	4,926,497	4,947,943	4,959,570
Retained earnings	880,754	1,028,051	1,520,214
Treasury stock, at cost: 203,635 shares (1,487,080 shares at December 31, 2010 and 3,029,908 shares at March 31, 2010)	(2,974)	(34,496)	(81,122)
Deferred compensation	(35,466)	(38,629)	(37,751)
Accumulated other comprehensive income, net of related taxes	(77,860)	(106,813)	(33,730)

Total Marshall & Ilsley Corporation shareholders’ equity	6,223,392	6,327,935	6,859,060
Noncontrolling interest in subsidiaries	11,082	10,938	11,336

Total Equity	6,234,474	6,338,873	6,870,396

Total Liabilities and Equity	$49,640,946	$50,831,951	$56,569,369

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

($000’s except per share data)

	Three Months Ended March 31,
	2011	2010
Interest and fee income
Loans and leases	$424,034	$509,573
Investment securities:
Taxable	36,067	49,370
Exempt from federal income taxes	8,245	9,386
Trading securities	168	183
Short-term investments	1,719	1,086

Total interest and fee income	470,233	569,598
Interest expense
Deposits	76,614	112,564
Short-term borrowings	146	677
Long-term borrowings	46,739	52,892

Total interest expense	123,499	166,133

Net interest income	346,734	403,465
Provision for loan and lease losses	418,803	458,112

Net interest income (loss) after provision for loan and lease losses	(72,069)	(54,647)
Other income
Wealth management	74,260	68,092
Service charges on deposits	32,920	32,099
Gain on sale of mortgage loans	7,087	5,660
Other mortgage banking revenue	540	692
Net investment securities gains	7,212	102
Bank-owned life insurance revenue	11,180	10,794
Gain on termination of debt	—	10,296
Sale of merchant portfolio processing	—	48,272
Other	53,257	45,653

Total other income	186,456	221,660
Other expense
Salaries and employee benefits	155,491	161,598
Net occupancy and equipment	34,090	34,102
Software expenses	8,907	7,902
Processing charges	30,638	32,082
Supplies, printing, postage and delivery	7,653	8,154
FDIC insurance	22,523	27,254
Professional services	22,290	20,790
Amortization of intangibles	4,390	5,140
Net OREO expenses	15,757	31,600
Loss on brokered CDs	—	5,792
Loss on termination of debt	795	—
Other	23,144	31,173

Total other expense	325,678	365,587

Income (loss) before income taxes	(211,291)	(198,574)
Provision (benefit) for income taxes	(95,028)	(83,605)

Net income (loss) including noncontrolling interests	(116,263)	(114,969)
Less: Net income attributable to noncontrolling interests	(331)	(389)

Net loss attributable to Marshall & Ilsley Corporation	(116,594)	(115,358)
Preferred dividends	(25,415)	(25,180)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(142,009)	$(140,538)

Per share attributable to Marshall & Ilsley Corporation common shareholders
Basic	$(0.27)	$(0.27)

Diluted	$(0.27)	$(0.27)

Dividends paid per common share	$0.01	$0.01
Weighted average common shares outstanding (000’s):
Basic	526,020	524,086
Diluted	526,020	524,086
See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

($000’s)

	Three Months Ended March 31,
	2011	2010
Net Cash Provided by Operating Activities	$257,821	$379,613
Cash Flows from Investing Activities:
Net increase in short-term investments	(895,669)	(810,213)
Proceeds from sales of securities available for sale	2,816	8
Proceeds from redemptions of Federal Reserve Bank stock and FHLB stock	7,006	1
Proceeds from maturities of securities available for sale	276,467	346,053
Proceeds from maturities of securities held to maturity	5,180	14,009
Purchases of securities available for sale	(17,782)	(754,518)
Purchases of Federal Reserve Bank stock and FHLB stock	(10)	(16,621)
Purchases of securities held to maturity	(1,900)	—
Net decrease in loans and leases	1,221,115	961,738
Purchases of premises and equipment, net	(3,905)	(5,474)
Proceeds from sale of merchant portfolio processing	—	48,272
Net proceeds from sale of OREO	92,958	106,641

Net cash provided by (used in) investing activities	686,276	(110,104)
Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(855,738)	413,879
Net decrease in short-term borrowings	(28,089)	(226,027)
Payments of long-term borrowings	(56,559)	(593,557)
Dividends paid on preferred stock	(21,438)	(21,437)
Dividends paid on common stock	(5,288)	(5,269)
Proceeds from the issuance of common stock	261	1,542
Other	138	55

Net cash used in financing activities	(966,713)	(430,814)

Net decrease in cash and cash equivalents	(22,616)	(161,305)
Cash and cash equivalents, beginning of year	600,966	832,483

Cash and cash equivalents, end of period	$578,350	$671,178

Supplemental Cash Flow Information:
Cash paid / (received) during the period for:
Interest	$131,236	$196,936
Income taxes	510	(136,313)

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements

March 31, 2011 & 2010 (Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements should be read in conjunction with Marshall & Ilsley Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010. In management’s opinion, the unaudited financial information included in this report reflects all adjustments consisting of normal recurring accruals which are necessary for a fair statement of the financial position and results of operations as of and for the three months ended March 31, 2011 and 2010. The results of operations for the three months ended March 31, 2011 and 2010 are not necessarily indicative of results to be expected for the entire year.

Prior to June 30, 2010, the Corporation had presented investments in Federal Reserve Bank stock and FHLB stock within Investment Securities Available for Sale on the consolidated balance sheet. During 2010, the Corporation determined that investments in Federal Reserve Bank stock and FHLB stock should be separately presented on the consolidated balance sheet. As a result, the accompanying consolidated balance sheet as of March 31, 2010 and the condensed consolidated statement of cash flows for the three months ended March 31, 2010 have been restated to present investments in Federal Reserve Bank stock and FHLB stock separately from Investment Securities Available for Sale.

Prior to June 30, 2010, the Corporation had presented gains on sale of other real estate owned (“OREO”) within Other income as OREO income. During 2010, the Corporation determined that gains on sale of OREO should be presented net along with OREO expenses in the consolidated statements of income. As a result, the accompanying consolidated statement of income for the three months ended March 31, 2010 and related disclosures have been restated to present gains on sale of OREO along with OREO expenses in Net OREO expenses.

2.	New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance to clarify the accounting principles applied to loan modifications. The additional guidance clarifies when the restructuring of a receivable should be considered a troubled debt restructuring (“TDR”), which the Corporation refers to as “Renegotiated Loans,” and ends the deferral of activity-based disclosures about TDRs that are part of the new credit quality disclosure requirements. The clarifications regarding which modifications constitute a TDR are effective for periods beginning on or after June 15, 2011, and are to be applied retroactively to the beginning of the annual period of adoption and the additional disclosures are effective for the Corporation as of September 30, 2011. The Corporation is continuing to evaluate the impact of the adoption of this new accounting guidance.

3.	Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the Codification generally applies whenever other topics require or permit assets or liabilities to be measured at fair value. Under the topic, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The topic does not expand the use of fair value in any new circumstances.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Fair-Value Hierarchy

The Fair Value Measurements and Disclosures Topic of the Codification establishes a three-tier hierarchy for fair value measurements based upon the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. A financial instrument is categorized in its entirety and its categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below.

Level 1- Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Assets and Investment Securities

When available, the Corporation uses quoted market prices to determine the fair value of trading assets and investment securities; such items are classified in Level 1 of the fair value hierarchy.

For the Corporation’s investments in government agencies, residential mortgage-backed securities and obligations of states and political subdivisions where quoted prices are not available for identical securities in an active market, the Corporation determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, against quoted prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

The Corporation’s Private Equity investments generally take the form of investments in private equity funds. The private equity investments are valued using the Corporation’s ownership interest in partners’ capital to which a proportionate share of net assets is attributed via the valuations provided by the general partners on a quarterly basis. These nonpublic investments are included in Level 3 of the fair value hierarchy because the fair value is not readily determinable and the redemption of the investments will occur via distribution though sale of the underlying investments of the private equity fund. The length of investment in private equity funds is generally ten years and the majority of the private equity distributions are expected to occur in the next five to ten years. At March 31, 2011, unfunded private equity commitments were $52.3 million.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Derivative Financial Instruments

Fair values for exchange-traded contracts are based on quoted prices and are classified as Level 1. The fair value of over-the-counter interest rate contracts are measured using discounted cash flow analysis that incorporates significant inputs, including LIBOR curve, derivative counterparty spreads and measurements of volatility. Interest rate contracts that are valued using discounted cash flow analysis through use of models, and other observable inputs are considered Level 2, observable market inputs.

Certain derivative transactions are executed with counterparties who are large financial institutions (“dealers”). These derivative transactions primarily consist of interest rate swaps that are used for fair value hedges, cash flow hedges and economic hedges of interest rate swaps executed with the Corporation’s customers. The Corporation and its subsidiaries maintain risk management policies and procedures to monitor and limit exposure to credit risk. Approved dealers for these transactions must have and maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations. International Swaps and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with dealers. These agreements contain bilateral collateral arrangements. Notwithstanding its policies and procedures, the Corporation recognizes that unprecedented events could result in counterparty failure. The Corporation also recognizes that there could be additional credit exposure due to certain industry conventions established for operational efficiencies.

On a quarterly basis, the Corporation performs an analysis using historical and market implied default and recovery rates that also consider certain industry conventions established for operational efficiencies to estimate the potential impact on the reported fair values of these derivative financial assets and liabilities due to counterparty credit risk and the Corporation’s own credit risk. Based on this analysis, the Corporation determined that the impact of these factors was insignificant and did not make any additional credit risk adjustments for purposes of determining the reported fair values of these derivative assets and liabilities with dealers at March 31, 2011.

Certain derivative transactions are executed with customers whose counterparty credit risk is similar in nature to the credit risk associated with the Corporation’s lending activities. As is the case with a loan, the Corporation evaluates the credit risk of each of these customers on an individual basis and where, deemed appropriate, collateral is obtained. The type of collateral varies and is often the same collateral as the collateral obtained to secure a customer’s loan. To assess the potential impact of counterparty credit risk on the fair values of derivative assets with customers, the Corporation incorporates a probability analysis to estimate the amount of expected loss of customer derivative contracts outstanding at March 31, 2011. While not significant, the Corporation did factor in the estimated amount of expected loss due to customer default in the reported fair value of its customer derivative assets at March 31, 2011.

Loans Held for Sale

Beginning in the second quarter of 2010, the Corporation elected to account for certain residential mortgage loans held for sale into the secondary market at fair value. The fair value of those mortgage loans held for sale was determined using current secondary market prices for loans with similar interest rates, maturities and credit quality and are classified as Level 2.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations ($000’s):

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2011
Assets (1)
Trading Assets:
Trading securities	$—	$17,082	$—
Derivative assets	—	205,826	—

Total trading assets	$—	$222,908	$—
Investment securities available for sale (2)
U.S. treasury	$—	$2,118	$—
U.S. government agencies	—	5,205,002	—
States and political subdivisions	—	750,865	25,815
Residential mortgage backed securities	—	154	—
Asset backed securities	—	577	156,611
Equity	1	—	—
Private equity investments	—	—	73,520

Total investment securities available for sale	$1	$5,958,716	$255,946
Loans held for sale	$—	$301	$—
Loans and leases
Residential mortgage loans	$—	$411	$—
Accrued interest and other assets:
Financial guarantees - credit protection purchased	$—	$5	$—
Liabilities (1)
Other short-term borrowings	$—	$3,058	$—
Accrued expenses and other liabilities:
Derivative liabilities	$—	$180,397	$6,132
Financial guarantees - credit protection sold	—	7	—

Total accrued expenses and other liabilities	$—	$183,462	$6,132

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010
Assets (1)
Trading Assets:
Trading securities	$—	$17,313	$—
Derivative assets	—	240,753	—

Total trading assets	$—	$258,066	$—
Investment securities available for sale (2)
U.S. treasury	$—	$2,122	$—
U.S. government agencies	—	5,444,275	—
States and political subdivisions	—	747,724	38,117
Residential mortgage backed securities	—	165	—
Asset backed securities	—	45,220	86,481
Private equity investments	—	—	78,663

Total investment securities available for sale	$—	$6,239,506	$203,261
Loans held for sale	$—	$27,532	$—
Loans and leases
Residential mortgage loans	$—	$413	$—
Accrued interest and other assets:
Financial guarantees - credit protection purchased	$—	$2	$—
Liabilities (1)
Other short-term borrowings	$—	$5,005	$—
Accrued expenses and other liabilities:
Derivative liabilities	$—	$212,060	$6,132
Financial guarantees - credit protection sold	—	714	—

Total accrued expenses and other liabilities	$—	$212,774	$6,132

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2010
Assets (1)
Trading Assets:
Trading securities	$—	$21,859	$—
Derivative assets	—	232,690	—

Total trading assets	$—	$254,549	$—
Investment securities available for sale (2)
U.S. treasury	$—	$7,367	$—
U.S. government agencies	—	5,801,642	—
States and political subdivisions	—	769,010	40,683
Residential mortgage backed securities	—	203,167	—
Corporate notes	—	—	—
Asset backed securities	—	63,052	88,551
Foreign	—	—	43
Private equity investments	—	—	70,686

Total investment securities available for sale	$—	$6,844,238	$199,963
Accrued interest and other assets:
Financial guarantees - credit protection purchased	$—	$8	$—
Liabilities (1)
Other short-term borrowings	$—	$7,261	$—
Accrued expenses and other liabilities:
Derivative liabilities	$—	$203,307	$11,600
Financial guarantees - credit protection sold	—	271	—

Total accrued expenses and other liabilities	$—	$203,578	$11,600

(1)	The amounts presented above exclude certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 11 – Derivative Financial Instruments and Hedging Activities in Notes to Financial Statements for further information. Level 3 derivative liabilities represent the fair value of a derivative financial instrument entered into in conjunction with the sale of the Corporation’s shares of Visa, Inc. (“Visa”) Class B common stock. See Note 11 – Derivative Financial Instruments and Hedging Activities for additional information regarding Visa.
(2)	The amounts presented are exclusive of $64,703, $61,840 and $64,363 in affordable housing partnerships at March 31, 2011, December 31, 2010, and March 31, 2010, respectively, which are generally carried on the equity method.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the three months ended March 31, 2011 ($000’s):

	Investment Securities (1)	Private Equity Investments (2)	Total	Derivative Liabilities
Balance at December 31, 2010	$124,598	$78,663	$203,261	$6,132
Purchases	—	3,144	3,144	—
Sales	—	—	—	—
Maturities	(75)	(16,065)	(16,140)	—
Accretion/amortization	31	—	31	—
Transfers into level 3	53,506	—	53,506	—
Transfers out of level 3	(12,134)	—	(12,134)	—
Total gains or losses (realized or unrealized):
Included in earnings	—	7,778	7,778	—
Included in other comprehensive income	16,500	—	16,500	—

Balance at March 31, 2011	$182,426	$73,520	$255,946	$6,132

Unrealized gains or (losses) for the period included in earnings attributable to unrealized gains or losses for financial instruments still held at March 31, 2011	$—	$7,778	$7,778	$—

(1)	Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net investment securities gains (losses) in the Consolidated Statements of Income.
(2)	Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net investment securities gains (losses) in the Consolidated Statements of Income.

This increase in Level 3 investment securities at March 31, 2011, was primarily due to transfers of investments from Level 2. The Corporation could not obtain a sufficient number of observable inputs in the form of market or broker quotes to substantiate a Level 2 classification for those investments.

Transfers to and from Level 3 were recognized at the end of each interim reporting period.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the three months ended March 31, 2010 ($000’s):

	Investment Securities (1)	Private Equity Investments (2)	Total	Derivative Liabilities
Balance at December 31, 2009	$271,196	$68,482	$339,678	$11,600
Net payments, purchases and sales	(370)	1,402	1,032	—
Discount accretion	(8)	—	(8)	—
Transfers out of Level 3	(140,483)	—	(140,483)	—
Total gains or losses (realized or unrealized):
Included in earnings	—	802	802	—
Included in other comprehensive income	(1,058)	—	(1,058)	—

Balance at March 31, 2010	$129,277	$70,686	$199,963	$11,600

Unrealized gains or losses for the period included in earnings attributable to unrealized gains or losses for financial instruments still held at March 31, 2010.	$—	$802	$802	$—

(1)	Unrealized changes in fair value for available-for-sale investments (debt securities) are recorded in other comprehensive income, while gains and losses from sales are recorded in Net investment securities gains (losses) in the Consolidated Statements of Income.
(2)	Private equity investments are generally recorded at fair value. Accordingly, both unrealized changes in fair value and gains or losses from sales are included in Net investment securities gains (losses) in the Consolidated Statements of Income.

The Corporation transferred securities, which mainly consisted of $62,140 of senior tranche asset backed securities and $66,692 of Government National Mortgage Association securities, from Level 3 to Level 2 as significant inputs to the pricing model used to value these securities became observable in the marketplace, could be derived from observable data or the values could be supported by observable levels at which transactions were executed in the marketplace.

Transfers to and from Level 3 were recognized at the end of each interim reporting period.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of a previously recognized impairment.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The table presented below summarizes the adjusted carrying values and level of fair value hierarchy for assets measured at fair value on a nonrecurring basis ($000’s):

	March 31, 2011				March 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Loans held for sale	$—	$705	$—	$705	$—	$6,618	$—	$6,618
Impaired loans	—	—	528,642	528,642	—	—	658,275	658,275
Other real estate owned	—	—	68,401	68,401	—	—	76,360	76,360

Total	$—	$705	$597,043	$597,748	$—	$6,618	$734,635	$741,253

Net (gains) losses related to nonrecurring fair value measurements of certain assets consisted of the following ($000’s):

	Three Months Ended March 31,
	2011	2010
Loans held for sale	$(697)	$7,236
Impaired loans	235,997	210,919
Other real estate owned	4,289	18,975

Total	$239,589	$237,130

Net losses on loans held for sale represent net write downs during the period presented to record the loans at the lower of cost or fair value subsequent to their initial classification as loans held for sale. Such fair values are generally based on bids and are considered Level 2 fair values.

When impairment was measured based on the fair value of the collateral less estimated selling costs or the fair value of the loan, the loan is considered to be measured at fair value on a nonrecurring basis. The Corporation generally obtains appraisals to support the fair value of collateral underlying loans. Appraisals incorporate measures such as recent sales prices for comparable properties and costs of construction. The Corporation considers these fair values Level 3.

Losses on impaired loans represent net write-downs during the periods presented on impaired loans that were individually evaluated for impairment based on the estimated fair value of the collateral less estimated selling costs, excluding impaired loans fully charged off.

OREO is recorded at fair value based on property appraisals, less estimated selling costs, at the date of transfer. Subsequent to transfer, OREO is carried at the lower of cost or fair value, less estimated selling costs. The carrying value of OREO is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Losses on OREO represent the net write-downs during the periods presented where the carrying value of the foreclosed real estate exceeded the current fair value less estimated selling costs of the foreclosed real estate subsequent to their initial classification as foreclosed assets.

Fair Value of Financial Instruments

Book values and estimated fair values for on and off-balance sheet financial instruments are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the book

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading assets.

Balance Sheet Financial Instruments ($ in millions)

	March 31, 2011		March 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Financial assets:
Cash and short term investments	$3,848.0	$3,848.0	$2,610.2	$2,610.2
Trading assets	222.9	222.9	254.5	254.5
Investment securities available for sale	6,279.4	6,279.4	7,108.6	7,108.6
Federal Reserve Bank stock and FHLB stock, at cost	373.1	373.1	411.9	411.9
Investment securities held to maturity	68.8	71.4	104.2	107.3
Net loans and leases	33,806.0	30,310.3	41,133.7	36,511.1
Interest receivable	129.4	129.4	164.3	164.3
Financial guarantees - credit protection purchased	—	—	—	—
Financial liabilities:
Deposits	$37,403.5	$37,593.9	$41,982.3	$42,325.5
Short-term borrowings	199.7	199.7	894.0	894.0
Long-term borrowings	4,966.7	4,962.7	5,865.4	5,745.8
Derivative liabilities	186.5	186.5	215.2	215.2
Interest payable	102.6	102.6	126.8	126.8
Financial guarantees - credit protection sold	—	—	0.3	0.3

Quoted market prices are utilized by the Corporation for determining fair value, where readily available. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading assets and investment securities

Fair value is based on market prices where available. The fair value of trading assets and investment securities are categorized as Level 1, Level 2 and Level 3, based on the inputs to the valuations.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Net loans and leases

The fair value of loans and leases was derived from discounted cash flow analyses. Loans and leases as of March 31, 2011 were grouped into 1,744 pools based on similar characteristics such as maturity, payment type and payment frequency, rate type and underlying index, recent loan-to-value (LTV) measures and various types of credit indicators such as recent FICO scores and the Corporation’s internal loan rating system. Credit spreads were derived from observable information wherever possible. In cases where observable information was not available because of inactive markets or the change in the loan characteristics such as declining collateral values, certain adjustments were made in management’s judgment to estimate credit spreads consistent with the manner the Corporation believes market participants would assess the fair value of the loan pool. The Corporation has estimated that increasing or decreasing the credit spreads by the equivalent of a one credit rating adjustment could affect the aggregate fair value of the loans and leases by approximately $0.5 billion or 1.5% of the net carrying value of total loans and leases at March 31, 2011. The fair value of loans held for sale is based on the expected sales price. At March 31, 2011, the fair value of net loans and leases is considered Level 2 and Level 3 in the fair value hierarchy.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to approximate carrying value. Time deposits with defined maturity dates are considered to have a fair value which approximates the book value if the maturity date was within three months of the measurement date. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities. At March 31, 2011, the fair value of deposits is considered Level 2 in the Fair Value Hierarchy.

Borrowings

Short-term borrowings are generally carried at cost that approximates fair value. Long-term debt is valued using discounted cash flow analysis with discount curves developed using several methods. Wherever possible, the Corporation uses pricing from industry accepted services or recently observed transactions in the Corporation’s long-term debt to develop the discounting curves. The observed transactions are between unaffiliated parties where there has been sufficient transaction volume to conclude that the observed pricing is representative of the fair value of the long-term debt obligation. In the absence of representative observed transactions, the Corporation develops discount curves based on current incremental borrowing rates for similar types of arrangements. At March 31, 2011, the fair value of borrowings is considered Level 2 in the Fair Value Hierarchy.

Off-Balance Sheet Financial Instruments

Fair values of loan commitments and letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers ($ in millions):

	March 31,
	2011	2010
Loan commitments	$4.7	$9.7
Commercial letters of credit	0.3	0.3
Standby letters of credit	5.3	8.6

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

4.	Comprehensive Income

The following tables present the Corporation’s comprehensive income ($000’s):

	Three Months Ended March 31, 2011
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net loss including noncontrolling interests			$(116,263)
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale investment securities:
Arising during the period	$35,263	$(12,641)	$22,622
Reclassification for securities transactions included in net income	—	—	—

Total unrealized gains (losses) on available for sale investment securities	$35,263	$(12,641)	$22,622

Unrealized gains (losses) on derivatives hedging variability of cash flows:
Arising during the period	$79	$156	$235
Reclassification adjustments for hedging activities included in net income	10,316	(3,870)	6,446

Total unrealized gains (losses) on derivatives hedging variability of cash flows	$10,395	$(3,714)	$6,681

Unrealized gains (losses) on funded status of defined benefit postretirement plan:
Arising during the period	$—	$—	$—
Reclassification for amortization of actuarial loss and prior service credit amortization included in net income	(560)	210	(350)

Total unrealized gains (losses) on funded status of defined benefit postretirement plan	$(560)	$210	$(350)

Other comprehensive income (loss), net of tax			28,953

Total comprehensive income (loss)			(87,310)
Less: Comprehensive income attributable to the noncontrolling interests			(331)

Comprehensive income (loss) attributable to Marshall & Ilsley Corporation			$(87,641)

	Three Months Ended March 31, 2010
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net loss including noncontrolling interests			$(114,969)
Other comprehensive income (loss):
Unrealized gains (losses) on available for sale investment securities:
Arising during the period	$40,310	$(14,636)	$25,674
Reclassification for securities transactions included in net income	—	—	—

Total unrealized gains (losses) on available for sale investment securities	$40,310	$(14,636)	$25,674

Unrealized gains (losses) on derivatives hedging variability of cash flows:
Arising during the period	$(29,136)	$10,850	$(18,286)
Reclassification adjustments for hedging activities included in net income	16,889	(6,289)	10,600

Total unrealized gains (losses) on derivatives hedging variability of cash flows	$(12,247)	$4,561	$(7,686)

Unrealized gains (losses) on funded status of defined benefit postretirement plan:
Arising during the period	$—	$—	$—
Reclassification for amortization of actuarial loss and prior service credit amortization included in net income	(559)	162	(397)

Total unrealized gains (losses) on funded status of defined benefit postretirement plan	$(559)	$162	$(397)

Other comprehensive income (loss), net of tax			17,591

Total comprehensive income (loss)			(97,378)
Less: Comprehensive income attributable to the noncontrolling interests			(389)

Comprehensive income (loss) attributable to Marshall & Ilsley Corporation			$(97,767)

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

5.	Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic and diluted per common share computations are as follows (dollars and shares in thousands, except per share data):

	Three Months Ended March 31, 2011
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(116,594)
Preferred stock dividends	(25,415)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(142,009)	526,020	$(0.27)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(116,594)
Preferred stock dividends	(25,415)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(142,009)	526,020	$(0.27)

	Three Months Ended March 31, 2010
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic:
Net loss attributable to Marshall & Ilsley Corporation	$(115,358)
Preferred stock dividends	(25,180)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(140,538)	524,086	$(0.27)

Effect of dilutive securities:
Stock option, restricted stock and other plans		—

Diluted:
Net loss attributable to Marshall & Ilsley Corporation	$(115,358)
Preferred stock dividends	(25,180)

Net loss attributable to Marshall & Ilsley Corporation common shareholders	$(140,538)	524,086	$(0.27)

The table below presents the outstanding options to purchase shares of common stock not included in the computation of diluted earnings per common share because the stock options’ exercise price was greater than the average market price of the common shares for the three month period ended March 31, 2011 and 2010 (anti-dilutive options). As a result of the Corporation’s reported net loss for the three months ended March 31, 2011 and 2010, all stock options outstanding were excluded from the computation of diluted earnings per common share (shares in thousands):

	Three Months Ended March 31,
	2011	2010
Shares Subject to Options	30,026	33,276
Price Range	$4.76 - $36.82	$4.76 - $36.82

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

An outstanding warrant to purchase 13,815,789 shares of the Corporation’s common stock issued in connection with the Corporation’s participation in the U.S. Treasury Department’s Capital Purchase Program was not included in the computation of diluted earnings per common share for the three months ended March 31, 2011 and 2010, because of the reported net loss in the respective periods. In addition, the $18.62 per share exercise price of the warrant was greater than the average market price of the common shares for the three months ended March 31, 2011 and 2010.

6.	Investment Securities

The amortized cost, fair value and unrealized gains and losses of selected investment securities, by major security type, held by the Corporation were as follows ($000’s):

	March 31, 2011
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Treasury	$2,102	$16	$—	$2,118
U.S. Government agencies	5,240,416	36,754	72,168	5,205,002
States and political subdivisions	762,052	25,719	11,091	776,680
Residential mortgage backed securities	140	14	—	154
Asset backed securities	206,025	5	48,842	157,188
Private Equity investments	73,520	—	—	73,520
Affordable Housing Partnerships	64,703	—	—	64,703
Equity	1	—	—	1

Total	$6,348,959	$62,508	$132,101	$6,279,366

Federal Reserve Bank stock and FHLB stock
Federal Reserve Bank stock	$171,655	$—	$—	$171,655
FHLB stock	201,446	—	—	201,446

Total	$373,101	$—	$—	$373,101

Held to maturity:
States and political subdivisions	$53,390	$2,608	$333	$55,665
Corporate notes	10,000	245	—	10,245
Foreign	5,429	94	47	5,476

Total	$68,819	$2,947	$380	$71,386

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	December 31, 2010
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Treasury	$2,104	$18	$—	$2,122
U.S. Government agencies	5,479,691	43,532	78,948	5,444,275
States and political subdivisions	780,784	21,215	16,158	785,841
Residential mortgage backed securities	149	16	—	165
Asset backed securities	206,232	6	74,537	131,701
Private Equity investments	78,663	—	—	78,663
Affordable Housing Partnerships	61,840	—	—	61,840

Total	$6,609,463	$64,787	$169,643	$6,504,607

Federal Reserve Bank stock and FHLB stock
Federal Reserve Bank stock	$178,624	$—	$—	$178,624
FHLB stock	201,473	—	—	201,473

Total	$380,097	$—	$—	$380,097

Held to maturity:
States and political subdivisions	$58,389	$2,582	$309	$60,662
Corporate notes	10,000	273	—	10,273
Foreign	3,529	97	6	3,620

Total	$71,918	$2,952	$315	$74,555

	March 31, 2010
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:
U.S. Treasury	$7,325	$42	$—	$7,367
U.S. Government agencies	5,739,353	69,796	7,507	5,801,642
States and political subdivisions	799,007	22,796	12,110	809,693
Residential mortgage backed securities	201,297	3,440	1,570	203,167
Asset backed securities	207,261	7	55,665	151,603
Private Equity investments	70,698	52	64	70,686
Affordable Housing Partnerships	64,363	—	—	64,363
Foreign	43	—	—	43

Total	$7,089,347	$96,133	$76,916	$7,108,564

Federal Reserve Bank stock and FHLB stock
Federal Reserve Bank stock	$202,996	$—	$—	$202,996
FHLB stock	208,905	—	—	208,905

Total	$411,901	$—	$—	$411,901

Held to maturity:
States and political subdivisions	$88,877	$3,192	$239	$91,830
Corporate notes	10,000	13	—	10,013
Foreign	5,368	121	13	5,476

Total	$104,245	$3,326	$252	$107,319

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables provide the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position ($000’s):

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2011
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Government agencies	3,052,978	71,948	47,167	220	3,100,145	72,168
States and political subdivisions	103,990	4,322	36,403	7,102	140,393	11,424
Residential mortgage backed securities	—	—	—	—	—	—
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	156,611	48,842	156,611	48,842
Private Equity investments	—	—	—	—	—	—
Affordable Housing Partnerships	—	—	—	—	—	—
Equity	—	—	—	—	—	—
Foreign	4,055	45	298	2	4,353	47

Total	$3,161,023	$76,315	$240,479	$56,166	$3,401,502	$132,481

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Government agencies	2,587,880	78,832	51,866	116	2,639,746	78,948
States and political subdivisions	153,848	7,205	48,487	9,262	202,335	16,467
Residential mortgage backed securities	—	—	—	—	—	—
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	130,978	74,537	130,978	74,537
Private Equity investments	—	—	—	—	—	—
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	2,094	6	—	—	2,094	6

Total	$2,743,822	$86,043	$231,331	$83,915	$2,975,153	$169,958

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2010
U.S. Treasury	$—	$—	$—	$—	$—	$—
U.S. Government agencies	1,632,198	5,749	457,651	1,758	2,089,849	7,507
States and political subdivisions	55,955	5,533	96,724	6,816	152,679	12,349
Residential mortgage backed securities	11,263	1,066	34,926	504	46,189	1,570
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	150,690	55,665	150,690	55,665
Private Equity investments	—	—	—	64	—	64
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	1,438	12	399	1	1,837	13

Total	$1,700,854	$12,360	$740,390	$64,808	$2,441,244	$77,168

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Other-Than-Temporary-Impairment (OTTI)

The investment securities reported in the March 31, 2011 table above were temporarily impaired. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on March 31, 2011. The Corporation determined that the temporary impairment in the investment securities at March 31, 2011 was not from a decline in value due to a credit event that would result in other-than-temporary-impairment (“OTTI”). At March 31, 2011, the Corporation does not intend to sell these temporarily impaired investment securities until a recovery of the recorded investment, which may be at maturity. In addition, the Corporation concluded that it is more likely than not that it will not have to sell the investment securities prior to recovery of the recorded investment.

The most severe impairment was recognized in the Corporation’s investments in asset backed securities, which consist primarily of senior tranche collateralized debt obligations (“CDOs”) that are secured by pools of trust-preferred securities issued by financial institutions or insurance companies. To assess the CDOs for potential OTTI, the Corporation estimated the expected cash flows for each security in this portfolio. The analysis was completed by evaluating the credit quality of the underlying collateral and the cash flow structure. At March 31, 2011, the estimated cash flow analysis for each security indicated that contractual principal and interest was fully collectible by maturity.

The credit quality analysis included analyses of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information for each underlying collateral issuer. The credit review also incorporated historical industry default data and current/near term operating conditions. Using the results of this analysis, the Corporation estimated appropriate default and recovery probabilities for each piece of collateral. No recoveries were assumed on issuers who were deferring interest or currently in default.

There are various tranches or investment classes issued within each CDO. The most senior tranches generally have the lowest yield but the most protection from credit losses compared to other tranches that are subordinate to the most senior tranches. The Corporation holds only the two most senior tranches of the CDO issuances. Because of that seniority, the Corporation’s investments receive credit support from the subordinated tranches. At March 31, 2011, the Corporation estimated that the percentage of the currently performing collateral that would be required to default to cause the Corporation’s tranches to not receive all of its contractual cash flows (principal and interest) ranged from 18% to 45%. Based on that analysis, the Corporation concluded that there was excess protection to absorb the expected credit losses from both current and projected defaults and there was no OTTI. In addition, the Corporation concluded that the lengthening of the expected time for principal repayment combined with the illiquid market for trust preferred securities resulted in market expectations of higher yields for similar instruments which explained the entire decline in the fair value of the securities compared with their book values.

Other classes of investments with impairment at March 31, 2011 included US Government Agency Securities and obligations of states and political subdivisions. US Government Agency Securities consist of mortgage-backed securities issued by Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Bank (“FHLB”) and Government National Mortgage Association (“GNMA”). This portfolio consists of securities with both fixed and floating rate interest rates, average lives of 3-5 years and contractual cash flows guaranteed by the U.S. government or agencies of the U.S. government.

Obligations of states and political subdivisions are bank qualified fixed rate securities with original maturities of ten to twenty years. The securities primarily consist of general obligation bonds with some essential service revenue bonds. The majority of these securities have credit ratings of investment grade or better. Management performs ongoing credit quality reviews on these securities and at March 31, 2011, determined there were no credit losses.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The amortized cost and fair value of investment securities by contractual maturity at March 31, 2011 ($000’s):

	Investment Securities		Investment Securities
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$139,058	$141,089	$6,521	$6,586
From one through five years	4,272,671	4,264,638	41,711	43,087
From five through ten years	1,324,568	1,313,751	20,587	21,713
After ten years	612,662	559,888	—	—

	$6,348,959	$6,279,366	$68,819	$71,386

Federal Reserve Bank stock and FHLB stock have no contractual maturities.

The gross investment securities gains and losses, including Wealth Management transactions, amounted to $9,510 and $2,296 for the three months ended March 31, 2011, respectively and $3,066 and $2,964 for the three months ended March 31, 2010, respectively. See the Consolidated Statements of Cash Flows for proceeds from the sale of investment securities.

At March 31, 2011, December 31, 2010 and March 31, 2010, securities with a value of approximately $733,102, $1,020,202, and $1,665,228 respectively, were pledged to secure public deposits, short-term borrowings, interest rate swaps and for other purposes required by law.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

7.	Loans and Leases

The Corporation’s loan and lease portfolio consisted of the following ($000’s):

	March 31, 2011	December 31, 2010	March 31, 2010
Loans held for sale
Commercial, financial and agricultural	$20,144	$—	$2,774
Real estate
Commercial mortgage	26,772	4,517	14,995
Construction and development	65,634	27,392	50,014
Residential mortgage	16,244	80,788	36,947
Home equity loans and lines of credit	10,586	25,516	43,040

Total real estate	119,236	138,213	144,996
Personal	184	—	26,333

Total loans held for sale	$139,564	$138,213	$174,103

Portfolio loans and leases
Commercial, financial and agricultural	$10,864,957	$11,196,883	$11,858,422
Real estate
Commercial mortgage	11,906,140	12,396,772	13,517,055
Construction and development	2,573,413	3,174,290	5,055,544
Residential mortgage	4,018,740	4,260,480	4,786,886
Home equity loans and lines of credit	4,040,626	4,187,316	4,547,066

Total real estate	22,538,919	24,018,858	27,906,551
Personal	1,176,178	1,142,345	2,131,523
Lease Financing	460,483	503,058	578,208

Total portfolio loans and leases	$35,040,537	$36,861,144	$42,474,704

Total loans and leases	$35,180,101	$36,999,357	$42,648,807

Loans and leases are presented net of unearned income and unamortized deferred fees, which amounted to $75,528, $83,768 and $100,224 at March 31, 2011, December 31, 2010 and March 31, 2010, respectively.

Included in the loans held for sale category are nonaccrual loans which amounted to $105,494, $23,448, and $55,063 at March 31, 2011, December 31, 2010, and March 31, 2010, respectively.

For the three months ended March 31, 2011 and 2010, loans transferred to OREO, net of initial write-downs, amounted to $98,397 and $146,852, respectively. These amounts are considered non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

At March 31, 2011 and 2010, loans and leases with a value of approximately $15.3 billion and $19.7 billion, respectively, were pledged to secure deposits, borrowings and for other purposes required by law.

For additional information relating to the recorded investment of the Corporation’s loan and lease portfolio by segments and classes of financing receivables that is used in the determination of the allowance for loan and lease losses see the disclosures in Note 8 – Allowance for Loan and Leases.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

8.	Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management’s estimate of probable losses inherent in the Corporation’s loan and lease portfolio. Some factors considered in determining the adequacy of the allowance for credit losses include an assessment of individual problem loans, historical loss patterns of homogeneous loan pools and adjustments to reflect current economic conditions. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. The determination of the allowance for loan and lease losses is inherently subjective as it requires estimates, including amounts of future cash collections expected on nonaccrual loans, which may be susceptible to significant change.

The Corporation’s reserving methodology considers the following portfolio segments, which are collectively reported as the allowance for loan and lease losses. The entire allowance for loan and lease losses is available to absorb losses from loans and leases in any of the segments.

Specific Reserve: The Corporation individually evaluates certain loans for impairment. Nonaccrual loans, which the Corporation refers to as nonperforming loans and troubled debt restructurings, which the Corporation refers to as renegotiated loans, meet the definition of an impaired loan. In general, these loans have been internally identified via the Corporation’s loan grading system as credits requiring management’s attention due to underlying problems in the borrower’s business or collateral concerns. This evaluation considers expected future cash flows, the value of collateral and also other factors that may impact the borrower’s ability to make payments when due. For nonaccrual loans greater than $1.0 million and renegotiated commercial loans greater than $250,000 impairment is individually measured each quarter using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral less costs to sell for collateral dependent loans and loans for which foreclosure is deemed to be probable. The specific reserve or valuation allowance for impaired loans is determined as the excess, if any, of the carrying value of the loan over the amount determined using the measurement alternative employed at the measurement date. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets. The carrying value of the loan reflects reductions from prior charge-offs. Nonaccrual loans below the threshold are collectively evaluated for impairment.

Impairment for consumer-related renegotiated loans is measured on a pool level at the present value of expected future cash flows discounted at the loan pool’s effective interest rate. Contractual cash flows are adjusted for probability of default, expected prepayments, the expected collateral value for loans that will not be fully amortized at maturity and other factors that may impact the timing and amount of expected cash flows. Factors used to adjust contractual cash flows are based on historical experience and market performance statistics where available.

The Corporation utilizes a dual credit risk rating system (“DRR”) to measure the credit quality of individual commercial loans. The DRR measures the probability of default (“PD”) of an obligor and the loss given default (“LGD”) of credit facilities. The DRR system has 14 grades of PD (numeric) and 8 grades of LGD (alpha). The Company uses the DRR for regulatory reporting purposes, determining the frequency of review of credit exposures, and the evaluation and determination of the allowance for commercial credit losses. The PD for all business purpose credit relationships are reviewed at least annually, while loans on criticized status are reviewed as frequently as quarterly depending on the relationship size. The DRR system is designed to provide a consistent method and means to assess the credit risk of the Corporation’s loan customers across all commercial products. The PD attempts to measure the likelihood of an obligor going into default over a one-year time horizon. The probabilities are intended to represent a long-term average covering periods of high and low defaults. The LGD attempts to measure the economic loss the Corporation would incur subsequent to an event of default. Each credit facility of an obligor must have an independent LGD rating.

Collective Loan Impairment: This segment of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are commercial and retail loans and leases that were excluded from the specific reserve allocation.

For purposes of determining collective loan impairment, commercial loans not evaluated individually are further disaggregated by the following loan types: commercial and industrial loans, commercial real estate loans, commercial construction and development loans and commercial leases. Using the Corporation’s internal risk ratings, commercial loans and leases are further stratified into three stratums. One stratum consists of loans and leases with risk ratings that are indicators of a nonperforming loan or lease or potential problem loan or lease (PD ratings 11-14), which the Corporation refers to as criticized loans and leases. Two stratums, (PD ratings 1-8 for “pass” credits) and (PD ratings 9-10 for “rated” credits) are developed for loans and leases that indicate no particular weakness. Using historical loss information, an estimate of loss is determined for each stratum. All nonaccrual loans and leases are classified as criticized.

For criticized loans and leases, more recent historical loss information forms the basis to determine the estimates of losses inherent in the pools at the measurement date. For the other stratums of loans and leases, longer-term historical loss information is used to form the basis to determine the estimates of losses inherent in the pools at the measurement date. Longer-term historical loss information is expected to be representative of inherent losses over an entire business cycle. Historical loss information is updated quarterly to reflect current experience. Historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type to ensure the loss rates ultimately used are appropriate at the measurement date. Selecting the appropriate loss rates that are used to determine the estimates of losses inherent in the pools at the measurement date requires significant judgment.

For the three months ended March 31, 2011 and 2010, historical loss rates used to determine the allowance for loan losses for commercial loans and leases collectively evaluated for impairment were adjusted to exclude charge-offs recognized in 2007, 2008 and 2009 related to one large commercial loan to a borrower in the business of subprime lending and servicing. Those charge-offs were excluded because that loan was not representative of the underlying businesses or collateral existing in the Corporation’s commercial loan portfolio at those measurement dates.

Historical loss rates used to determine the allowance for loan losses for commercial real estate loans and leases collectively evaluated for impairment at March 31, 2011 and 2010 were adjusted to exclude charge-offs in 2009 and 2010 related to one large commercial real estate loan relationship that consisted of multiple geographically dispersed commercial real estate loans in a specialty niche of the hospitality / lodging industry. Those charge-offs were excluded because they were not considered representative of typical hospitality / lodging or other commercial real estate loans existing in the Corporation’s loan portfolios at the measurement dates due to the nature of the specialty niche and the fact that many of the projects were outside of the Corporation’s markets.

Retail loans and leases consist of residential real estate loans, residential construction and development loans, home equity loans and lines of credit, personal loans and personal leases. Other than retail nonaccrual loans greater than $1.0 million and renegotiated loans, retail loan types are stratified based on origination channels, underwriting guidelines, collateral type and product features such as a loan or line of credit and delinquency status. The loans are further stratified by selected markets (Arizona, Wisconsin, Florida and others), updated credit scores and the loan’s year of origination. Credit scores are updated quarterly. In the event an updated credit score cannot be obtained, the original credit scores are used. Loss factors are derived from historical loss experience by delinquency status for each stratum and applied to the outstanding loan and lease balance by delinquency status to determine a reserve. Based on current market conditions, the Corporation estimates additional probable loss by evaluating probability of default and loss severity, the factors that collectively impact the amount of loss inherent in the retail sector loans and leases. Current factors impacting the probability of default such as lingering levels of elevated unemployment may not be fully reflected in updated credit scores or in existing levels of delinquency, causing historical default experience to be understated at the measurement date. Rapidly changing real estate collateral values arising from illiquid markets, excess inventories in certain markets and high current loan-to value ratios resulting from property value depreciation since the date the loans were originated impact historical loss severity. This additional probable loss is added to the amounts determined based on historical experience.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The second element reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses. From time to time, the Corporation has identified certain loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management’s judgment, reserve ranges may be allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions. At March 31, 2011 and 2010, the amount of allowance for loan and lease losses attributable to the second element was not material.

The Corporation has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. However, on an on-going basis the Corporation continues to refine the methods used in determining management’s best estimate of the allowance for loan and lease losses.

An analysis of the allowance for loan and lease losses by major class of the Corporation’s loan and lease portfolio was as follows:

	As of and for the Three Months Ended March 31, 2011
	Commercial Loans and Leases	Commercial Real Estate	Residential Real Estate	Construction and Development	Home Equity Loans and Lines of Credit	Personal Loans and Leases	Total
Allowance for Credit Losses:
Beginning Balance	$384,877	$381,166	$173,710	$262,790	$144,046	$40,986	$1,387,575
Provision	85,934	154,806	56,810	106,197	15,328	(272)	418,803
Charge-offs	(109,710)	(143,863)	(55,963)	(116,986)	(35,799)	(8,592)	(470,913)
Recoveries	6,404	18,633	4,171	5,709	1,478	2,217	38,612

Ending Balance	$367,505	$410,742	$178,728	$257,710	$125,053	$34,339	$1,374,077

Ending Balance: Individually evaluated for impairment	$24,803	$42,581	$44,925	$42,973	$8,370	$5,957	$169,609

Ending Balance: Collectively evaluated for impairment	$342,702	$368,161	$133,803	$214,737	$116,683	$28,382	$1,204,468

Loans and Leases:
Ending Balance	$11,264,075	$11,906,140	$4,018,740	$2,573,413	$4,040,626	$1,237,543	$35,040,537

Ending Balance: Individually evaluated for impairment	$200,992	$525,148	$288,301	$391,958	$46,287	$9,065	$1,461,751

Ending Balance: Collectively evaluated for impairment	$11,063,083	$11,380,992	$3,730,439	$2,181,455	$3,994,339	$1,228,478	$33,578,786

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	As of and for the Three Months Ended March 31, 2010
	Commercial Loans and Leases	Commercial Real Estate	Residential Real Estate	Construction and Development	Home Equity Loans and Lines of Credit	Personal Loans and Leases	Total
Allowance for Credit Losses:
Beginning Balance	$289,885	$356,548	$194,618	$423,688	$164,013	$51,718	$1,480,470
Provision	153,556	104,860	42,376	145,345	4,783	7,192	458,112
Charge-offs	(137,103)	(54,752)	(34,104)	(163,234)	(35,220)	(12,046)	(436,459)
Recoveries	3,000	1,388	1,654	3,570	1,087	2,332	13,031

Ending Balance	$309,338	$408,044	$204,544	$409,369	$134,663	$49,196	$1,515,154

Ending Balance: Individually evaluated for impairment	$39,618	$144,536	$76,889	$84,123	$11,619	$3,003	$359,788

Ending Balance: Collectively evaluated for impairment	$269,720	$263,508	$127,655	$325,246	$123,044	$46,193	$1,155,366

Loans and Leases:
Ending Balance	$12,312,712	$13,517,055	$4,786,886	$5,055,544	$4,547,066	$2,255,441	$42,474,704

Ending Balance: Individually evaluated for impairment	$248,676	$609,472	$374,657	$681,950	$44,574	$6,473	$1,965,802

Ending Balance: Collectively evaluated for impairment	$12,064,036	$12,907,583	$4,412,229	$4,373,594	$4,502,492	$2,248,968	$40,508,902

The Corporation’s recorded investment in impaired loans and leases are as follows:

	March 31,
	2011	2010
Total nonaccrual and renegotiated loans and leases	$2,093,409	$2,685,636
Less: impaired loans held for sale	(105,494)	(55,063)

Total impaired loans and leases	$1,987,915	$2,630,573
Loans and leases excluded from individual evaluation	(526,164)	(664,771)

Impaired loans evaluated	$1,461,751	$1,965,802

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The Corporation’s recorded investment in impaired loans and leases individually evaluated for impairment and the related unpaid principal balances, valuation allowances, average recorded investment and interest income recognized (for the three months ended March 31, 2011) were as follows:

	March 31, 2011			For the Three Months Ended March 31, 2011
Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial Loans & Leases	$70,361	$88,075	$24,803	$61,763	$838
Commercial Real Estate	194,439	215,091	42,581	163,516	1,797
Residential Real Estate	268,307	272,990	44,925	271,404	2,385
Construction & Development	208,195	252,209	42,973	185,850	1,913
Home Equity Loans & Lines	44,747	45,393	8,370	43,457	444
Personal Loans & Leases	7,074	7,074	5,957	3,604	—

Total	$793,123	$880,832	$169,609	$729,594	$7,377

No Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial Loans & Leases	$130,631	$234,637	$—	$100,839	$1,671
Commercial Real Estate	330,709	621,742	—	345,209	4,047
Residential Real Estate	19,994	22,422	—	19,989	101
Construction & Development	183,763	275,241	—	215,613	1,313
Home Equity Loans & Lines	1,540	2,276	—	1,595	—
Personal Loans & Leases	1,991	4,410	—	1,557	33

Total	$668,628	$1,160,728	$—	$684,802	$7,165

Total	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment	Interest Income Recognized
Commercial Loans & Leases	$200,992	$322,712	$24,803	$162,602	$2,509
Commercial Real Estate	525,148	836,833	42,581	508,725	5,844
Residential Real Estate	288,301	295,412	44,925	291,393	2,486
Construction & Development	391,958	527,450	42,973	401,463	3,226
Home Equity Loans & Lines	46,287	47,669	8,370	45,052	444
Personal Loans & Leases	9,065	11,484	5,957	5,161	33

Total	$1,461,751	$2,041,560	$169,609	$1,414,396	$14,542

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

	March 31, 2010			For the Three Months Ended March 31, 2010
Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment
Commercial Loans & Leases	$162,978	$214,833	$39,618	$169,272
Commercial Real Estate	461,190	513,881	144,536	387,095
Residential Real Estate	339,336	344,992	76,889	323,199
Construction & Development	400,757	450,479	84,123	351,957
Home Equity Loans & Lines	43,150	46,108	11,619	44,058
Personal Loans & Leases	6,473	6,473	3,003	5,075

Total	$1,413,884	$1,576,766	$359,788	$1,280,656

No Valuation Allowance Required	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment
Commercial Loans & Leases	$85,698	$143,226	$—	$117,060
Commercial Real Estate	148,282	213,875	—	168,530
Residential Real Estate	35,321	46,163	—	26,656
Construction & Development	281,193	444,913	—	305,305
Home Equity Loans & Lines	1,424	4,499	—	475
Personal Loans & Leases	—	—	—	1,433

Total	$551,918	$852,676	$—	$619,459

Total	Recorded Investment	Unpaid Principal Balance	Valuation Allowance	Average Recorded Investment
Commercial Loans & Leases	$248,676	$358,059	$39,618	$286,332
Commercial Real Estate	609,472	727,756	144,536	555,625
Residential Real Estate	374,657	391,155	76,889	349,855
Construction & Development	681,950	895,392	84,123	657,262
Home Equity Loans & Lines	44,574	50,607	11,619	44,533
Personal Loans & Leases	6,473	6,473	3,003	6,508

Total	$1,965,802	$2,429,442	$359,788	$1,900,115

The table presented below reflects the Corporation’s credit exposure by credit quality indicator for the loan and lease portfolio:

	March 31, 2011
Credit Quality Indicators	Commercial Loans & Leases	Commercial Real Estate	Residential Real Estate	Construction & Development	Home Equity Loans & Lines	Personal Loans & Leases	Total Loans & Leases
Commercial Risk Stratum
Criticized	$2,186,163	$2,772,437	$14,757	$1,048,697	$25	$26,562	$6,048,641
Rated	2,468,950	3,179,668	6,445	496,989	1,059	32,282	6,185,393
Pass	6,377,087	5,930,683	5,924	319,789	5,459	76,587	12,715,529
Consumer Credit Score
620 or Less	—	—	654,335	94,052	565,790	81,479	1,395,656
621 - 720	—	—	1,122,571	179,781	1,087,784	303,766	2,693,902
720 or Greater	—	—	2,116,877	430,802	2,357,730	658,020	5,563,429
Not Rated	231,875	23,352	97,831	3,303	22,779	58,847	437,987

Total	$11,264,075	$11,906,140	$4,018,740	$2,573,413	$4,040,626	$1,237,543	$35,040,537

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Commercial loans and commercial leases, commercial real estate loans and commercial construction and development loans in the Corporation’s loan portfolio without a credit quality rating are primarily loans with relationship balances less than $100,000 that are not required by internal policy to be assigned a DRR. In addition to these smaller commercial relationships, business purpose credit card loans, and commercial overdrafts do not have a DRR.

Residential real estate loans, residential construction and development loans, home equity loans and lines of credit, personal loans and personal leases without a credit quality rating are primarily consumer relationships serviced by third-party service providers where the provider was unable to provide a current or original credit score.

Nonaccrual loans and leases at March 31, 2011 and March 31, 2010:

	March 31, 2011	March 31, 2010
Commercial Loans & Leases	$212,552	$250,323
Commercial Real Estate	575,562	643,889
Residential Real Estate	230,103	269,487
Construction & Development	354,222	642,086
Home Equity Loans & Lines	87,819	80,048
Personal Loans & Leases	12,765	12,901

Total	$1,473,023	$1,898,734
Nonaccrual Loans Held for Sale	105,494	55,063

Total Nonaccrual Loans and Leases	$1,578,517	$1,953,797

The current and past due status of the Corporation’s loans and leases at March 31, 2011 were:

	March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans & Leases	Loans Past Due 90+ and still accruing
Commercial Loans & Leases	$41,202	$22,916	$69,250	$133,368	$11,150,851	$11,284,219	$—
Commercial Real Estate	134,057	96,517	229,051	459,625	11,473,287	11,932,912	—
Residential Real Estate	79,444	52,103	202,414	333,961	3,701,023	4,034,984	—
Construction & Development	85,487	41,042	222,404	348,933	2,290,114	2,639,047	—
Home Equity Loans & Lines	47,432	25,154	78,191	150,777	3,900,435	4,051,212	2,042
Personal Loans & Leases	4,777	2,538	10,330	17,645	1,220,082	1,237,727	4,499

Total Loans & Leases	$392,399	$240,270	$811,640	$1,444,309	$33,735,792	$35,180,101	$6,541

Less: Loans Held for Sale						(139,564)

Total						$35,040,537

9.	Goodwill and Other Intangibles

The changes in the carrying amount of goodwill for the three months ended March 31, 2011 were as follows ($000’s):

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Gross amount of goodwill	$1,250,595	$609,510	$163,779	$120,777	$2,144,661
Accumulated impairment losses	(925,634)	(609,510)	—	—	(1,535,144)

Goodwill balance as of December 31, 2010	324,961	—	163,779	120,777	609,517
Activity	—	—	—	—	—

Goodwill balance as of March 31, 2011	$324,961	$—	$163,779	$120,777	$609,517

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The changes in the carrying amount of goodwill for the three months ended March 31, 2010 were as follows ($000’s):

	Commercial Banking	Community Banking	Wealth Management	Others	Total
Gross amount of goodwill	$1,250,595	$609,510	$163,779	$120,777	$2,144,661
Accumulated impairment losses	(925,634)	(609,510)	—	—	(1,535,144)

Goodwill balance as of December 31, 2009	324,961	—	163,779	120,777	609,517
Activity	—	—	—	—	—

Goodwill balance as of March 31, 2010	$324,961	$—	$163,779	$120,777	$609,517

At March 31, 2011, the Corporation’s other intangible assets consisted of the following ($000’s):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets:
Core deposit intangible	$216,177	$(131,248)	$84,929
Trust customers	29,315	(10,839)	18,476
Tradename	3,975	(1,677)	2,298
Other intangibles	6,190	(2,316)	3,874

	$255,657	$(146,080)	$109,577

Mortgage loan servicing rights			$847

At March 31, 2010, the Corporation’s other intangible assets consisted of the following ($000’s):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets
Core deposit intangible	$216,177	$(116,966)	$99,211
Trust customers	29,354	(8,014)	21,340
Tradename	3,975	(1,147)	2,828
Other intangibles	7,336	(3,181)	4,155

	$256,842	$(129,308)	$127,534

Mortgage loan servicing rights			$1,530

Amortization expense of other intangible assets for the three months ended March 31, 2011 and 2010 amounted to $4.3 million and $4.9 million, respectively.

Amortization of mortgage loan servicing rights amounted to $0.1 million and $0.2 million for the three months ended March 31, 2011 and 2010, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five fiscal years are ($000’s):

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

2012	$16,874
2013	14,409
2014	12,443
2015	11,380
2016	10,054

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

Goodwill Impairment Tests

The Intangibles – Goodwill and Other Topic of the Codification provides guidance for impairment testing of goodwill and intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.

The Corporation has elected to perform the annual test for goodwill impairment as of June 30th of each year. As a result of performing the annual test in 2010, the Corporation determined that the recorded goodwill was not impaired. There have been no events since the annual test to indicate that it is more likely than not that the recorded goodwill had become impaired. Other than goodwill, the Corporation did not have any other intangible assets with indefinite lives at March 31, 2011.

10.	Deposits

The Corporation’s deposit liabilities consisted of the following ($000’s):

	March 31, 2011	December 31, 2010	March 31, 2010
Noninterest bearing demand	$8,305,990	$8,078,733	$7,787,831
Interest bearing:
Savings and NOW	3,777,251	4,921,951	7,373,242
Money Market	16,233,501	15,897,642	12,758,186
CD’s $100,000 and over:
CD’s $100,000 and over	4,406,737	4,520,979	8,691,562
Cash flow hedge - Institutional CDs	—	—	13,349

Total CD’s $100,000 and over	4,406,737	4,520,979	8,704,911
Other time	4,538,170	4,675,800	5,124,930
Foreign	141,806	163,527	233,150

Total interest bearing	29,097,465	30,179,899	34,194,419

Total deposits	$37,403,455	$38,258,632	$41,982,250

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

11.	Derivative Financial Instruments and Hedging Activities

The following is an update of the Corporation’s use of derivative financial instruments and its hedging activities as described in its Annual Report on Form 10-K for the year ended December 31, 2010.

Interest rate risk, the exposure of the Corporation’s net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation’s financial condition, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines. These risks are assessed by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within established limits and identify appropriate risk /reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

The Corporation employs certain over-the-counter interest rate swaps that are the designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 3 – Fair Value Measurements in Notes to Consolidated Financial Statements for additional information.

In accordance with the Corporation’s accounting policy, derivative fair values are presented on a gross basis.

The Dodd-Frank Act contains a number of significant requirements and restrictions relating to derivative financial instruments and hedging activities by financial institutions and other companies. While many of the details of these requirements and restrictions are uncertain pending rules required to be promulgated under the Dodd-Frank Act, the Corporation believes its derivative and hedging activities are in compliance with the provisions of the Dodd-Frank Act as they currently appear.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts which are designated as trading and other free standing derivative contracts. These derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under the Derivatives and Hedging Topic of the Codification. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

Trading and other free standing derivatives are used primarily to focus on providing derivative products to customers that enables them to manage interest rate risk exposure. The Corporation’s market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices.

During the second quarter of 2010 the Corporation began originating residential mortgage loans for sale to the secondary market on a mandatory basis. In conjunction with these activities, the Corporation elected to account for the loans held for sale on a mandatory basis at fair value and economically hedge the change in fair value of both the loan commitments and funded loans held for sale on a mandatory basis with To Be Announced (“TBA”) forward contracts on agency securities. The economic hedges are not intended to qualify for the special hedge accounting prescribed by the Derivative and Hedging Topic of the Codification. The activity for the three months ended March 31, 2011 was not significant.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The Corporation originates certain residential real estate loans that are intended to be sold to the secondary market. In conjunction with these activities, the Corporation enters into commitments to originate residential real estate loans whereby the interest rate of the loan is determined prior to funding (“interest rate lock”) which are considered freestanding derivatives. Interest rate locks and funded held for sale residential mortgage loans are subject to interest rate risk between the date of the interest rate lock and the date loans are sold to the secondary market. To economically hedge interest rate risk, the Corporation enters into TBA forward contracts on agency securities. The interest rate locks, funded mortgage loans held for sale and TBA forward contracts are carried at fair value with changes in fair value included in gain on sale of mortgage loans which is reported in Other income in the Consolidated Statements of Income. The fair value of interest rate locks, funded mortgage loans held for sale and TBA forward contracts are based on current secondary market prices for underlying loans with similar interest rates, maturities and credit quality. The fair value of interest rate locks is subject to the anticipated probability that the loans will fund within the terms of the loan commitments.

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge exposure to foreign currency fluctuations and to minimize the Corporation’s own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on trades and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation’s market risk from unfavorable movements in currency exchange rates.

Visa

On March 31, 2011, Visa, Inc. (“Visa”) announced that it had deposited an additional $400 million into the litigation escrow account. Despite the additional funding, Visa did not provide any updates about the litigation matters that would change the Corporation’s estimate of the fair value of the litigation settlement amount. As a result of the deposit, the conversion ratio of Visa Class B common stock to Visa Class A common stock decreased from 0.5102 to 0.4881. As permitted under the by-laws of Visa, the Corporation sold its shares of Visa Class B common stock to a qualified purchaser (“purchaser”) in 2009. Concurrently with the sale, the Corporation and the purchaser entered into a derivative transaction whereby the Corporation will make cash payments to the purchaser whenever the conversion ratio is reset to an amount less than 0.6296. On April 18, 2011, the Corporation made a $1.7 million payment to the purchaser.

Financial Guarantees

The Corporation is both a purchaser and seller of credit protection in the financial guarantees market. The Corporation primarily uses financial guarantees to mitigate credit risk associated with the derivative receivables associated with loan participations (bought and sold).

Financial guarantees are financial instruments whose value is derived from credit risk associated with debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Financial guarantees expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

Upon a credit event, the protection seller would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Corporation does not use notional as

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, recovery value of the reference obligation, or related cash instruments and economic hedges.

At March 31, 2011, the maximum potential amount of future payments (undiscounted) that the Corporation, as a protection seller, could be required to make under the credit protection derivative amounted to $4.3 million, of which $0.7 million matures within one year and $3.6 million matures in one to five years. The fair value of the credit protection was immaterial at March 31, 2011 and is included in the Accrued Expenses and Other Liabilities category of the Corporation’s Consolidated Balance Sheets.

At March 31, 2011, the maximum potential amount of future receivables that the Corporation, as a protection purchaser, may be eligible to receive under the credit protection derivative amounted to $2.7 million, of which $1.7 million matures in one to five years and $1.0 million matures in five to ten years. At March 31, 2011, the fair value of the credit protection derivative was immaterial.

The following tables summarize the balance sheet category and fair values of trading instruments and other free standing derivatives not designated as hedging instruments:

March 31, 2011	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)
Assets:
Interest rate contracts - swaps	$4,012.2	Trading assets	$196.0
Interest rate contracts - purchased interest rate caps	161.7	Trading assets	0.7
Equity derivative contracts - equity indexed CDs	94.0	Trading assets	9.1

Total assets			205.8

Liabilities:
Interest rate contracts - swaps	$3,627.2	Accrued expenses and other liabilities	$170.6
Interest rate contracts - sold interest rate caps	161.7	Accrued expenses and other liabilities	0.7
Equity derivative contracts - equity indexed CDs	93.4	Accrued expenses and other liabilities	9.1
Equity derivative contracts - Visa	1.0	Accrued expenses and other liabilities	6.1

Total liabilities			$186.5

Net positive fair value impact			$19.3

March 31, 2010	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)
Assets:
Interest rate contracts - swaps	$4,550.3	Trading assets	$222.9
Interest rate contracts - purchased interest rate caps	151.5	Trading assets	1.3
Equity derivative contracts - equity indexed CDs	94.7	Trading assets	8.5

Total assets			$232.7

Liabilities:
Interest rate contracts - swaps	$4,272.1	Accrued expenses and other liabilities	$193.6
Interest rate contracts - sold interest rate caps	135.4	Accrued expenses and other liabilities	1.3
Equity derivative contracts - equity indexed CDs	94.2	Accrued expenses and other liabilities	8.4
Equity derivative contracts - Visa	1.0	Accrued expenses and other liabilities	11.6

Total liabilities			$214.9

Net positive fair value impact			$17.8

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables summarize the income statement categories of the gain or (loss) recognized in income on trading instruments and other free standing derivatives not designated as hedging instruments:

		Amount of Gain or (Loss) Recognized in Income on Derivative ($ in millions)
	Category of Gain or (Loss) Recognized in Income on Derivative
		Three Months Ended March 31,
		2011	2010
Interest rate contracts:
Interest rate swaps	Other income - Other	$(0.0)	$0.8
Purchased interest rate caps	Other income - Other	(0.1)	(0.1)
Sold interest rate caps	Other income - Other	0.1	0.1
Interest rate lock commitments	Other income - Gain on sale of mortgage loans	(0.5)	—
		—	—
TBA forward contracts - agency securities	Other income - Gain on sale of mortgage loans	(0.8)	—
Equity contracts:
Equity-indexed CDs	Other income - Other	(0.0)	(0.0)
Visa	Other income - Other	—	—

Fair Value Hedges and Cash Flow Hedges

The Corporation uses various derivative instruments that qualify as hedging relationships under the Derivatives and Hedging Topic of the Codification. These instruments are designated as either fair value hedges or cash flow hedges. The Corporation recognizes these derivative instruments as either assets or liabilities at fair value in the consolidated statement of financial position.

The Corporation employs certain over-the-counter interest rate swaps that are designated hedging instruments in fair value and cash flow hedges that are used by the Corporation to manage its interest rate risk. These interest rate swaps are measured at fair value on a recurring basis based on significant other observable inputs and are categorized as Level 2. See Note 3 – Fair Value Measurements in Notes to Financial Statements for additional information.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The following tables summarize the balance sheet category and fair values of derivatives designated as hedging instruments:

March 31, 2011	Derivative Type	Hedged Item	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Liabilities
Interest rate contracts:
Receive fixed rate swaps	Fair Value	Institutional CDs	$25.0	Deposits	$(0.3)	25.2
Receive fixed rate swaps	Fair Value	Brokered bullet CD’s	185.1	Deposits	(10.0)	2.5
Receive fixed rate swaps	Fair Value	Callable CDs	1,541.6	Deposits	4.3	14.3
Pay fixed rate swaps	Cash Flow	FHLB advances	500.0	Long-term borrowings	26.3	1.2
Receive fixed rate swaps	Fair Value	FHLB advances	280.0	Long-term borrowings	(7.2)	1.4
Pay fixed rate swaps	Cash Flow	Floating rate bank notes	73.8	Long-term borrowings	0.7	0.2
Receive fixed rate swaps	Fair Value	Fixed rate bank notes	520.0	Long-term borrowings	(13.5)	4.0
Receive fixed rate swaps	Fair Value	Medium term notes	6.4	Long-term borrowings	0.3	16.9

Total liabilities					$0.6

Net negative fair value impact					$(0.6)

March 31, 2010	Derivative Type	Hedged Item	Notional Amount ($ in millions)	Balance Sheet Category	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Liabilities
Interest rate contracts:
Receive fixed rate swaps	Fair Value	Institutional CDs	$25.0	Deposits	$(1.3)	26.2
Receive fixed rate swaps	Fair Value	Brokered bullet CD’s	204.9	Deposits	(10.4)	3.2
Receive fixed rate swaps	Fair Value	Callable CDs	4,972.1	Deposits	4.6	14.2
Pay fixed rate swaps	Cash Flow	Institutional CDs	250.0	Deposits	13.3	1.1
Pay fixed rate swaps	Cash Flow	FHLB advances	800.0	Long-term borrowings	64.2	2.3
Receive fixed rate swaps	Fair Value	FHLB advances	280.0	Long-term borrowings	(7.1)	2.4
Pay fixed rate swaps	Cash Flow	Floating rate bank notes	78.8	Long-term borrowings	4.4	1.2
Receive fixed rate swaps	Fair Value	Fixed rate bank notes	590.0	Long-term borrowings	(5.0)	5.2
Receive fixed rate swaps	Fair Value	Medium term notes	6.6	Long-term borrowings	0.0	17.9

Total liabilities					$62.7

Net negative fair value impact					$(62.7)

The effect of fair value hedges on the Consolidated Statements of Income for the three months ended March 31, 2011 and 2010 was as follows ($ in millions):

Interest rate contracts	Category of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative (a)		Category of Gain (Loss) Recognized in Income on Hedged Item	Amount of Gain (Loss) Recognized in Income on Hedged Item (b)
		Three Months Ended March 31,			Three Months Ended March 31,
		2011	2010		2011	2010
	Interest expense:			Interest expense:
	Deposits:			Deposits:
Receive fixed rate swaps	Institutional CDs	$0.1	$0.4	Institutional CDs	$0.3	$(0.0)
Receive fixed rate swaps	Callable CDs	(2.4)	120.3	Callable CDs	19.6	(61.0)
Receive fixed rate swaps	Brokered Bullet CDs	(0.3)	3.4	Brokered Bullet CDs	2.0	(1.7)
	Long-term borrowings:			Long-term borrowings:
Receive fixed rate swaps	FHLB advances	0.2	4.5	FHLB advances	1.4	(2.9)
Receive fixed rate swaps	Fixed rate bank notes	(1.5)	24.0	Fixed rate bank notes	5.9	(18.5)
Receive fixed rate swaps	Medium term notes	(0.0)	0.1	Medium term notes	—	(0.1)
	Other	—	—	Other	—	0.1

	Total	$(3.9)	$152.7	Total	$29.2	$(84.1)

(a)	Included in the amount of gain or (loss) recognized in income on derivative is net derivative interest income, which totaled $24.3 million and $68.3 million for the three months ended March 31, 2011 and 2010, respectively.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

The effect of cash flow hedges for the three months ended March 31, 2011 was as follows ($ in millions):

Three Months Ended March 31, 2011
Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Amount Reclassified From Accumulated OCI into Earnings (Effective Portion)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest rate contracts				Interest rate contracts
Long-term borrowings:				Long-term borrowings:
FHLB advances	$0.1	$0.1	$0.2	FHLB advances	$9.3	$(3.5)	$5.8
Floating rate bank notes	—	—	—	Floating rate bank notes	0.9	(0.3)	0.6
Other	—	—	—	Other (1)	0.1	—	0.1

	$0.1	$0.1	$0.2		$10.3	$(3.8)	$6.5

(1)	Represents amortization related to the termination of swaps.

The effect of cash flow hedges for the three months ended March 31, 2010 was as follows ($ in millions):

Three Months Ended March 31, 2010
Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Category of Amount Reclassified From Accumulated OCI into Earnings (Effective Portion)	Amount Reclassified from Accumulated OCI into Earnings (Effective Portion)
	Gross	Tax	Net		Gross	Tax	Net
Interest rate contracts				Interest rate contracts
Deposits:				Deposits:
Institutional CDs	$(3.2)	$1.2	$(2.0)	Institutional CDs	$3.2	$(1.2)	$2.0
Long-term borrowings:				Long-term borrowings:
FHLB advances	(23.3)	8.7	(14.6)	FHLB advances	10.8	(4.0)	6.8
Floating rate bank notes	(2.6)	0.9	(1.7)	Floating rate bank notes	2.8	(1.1)	1.7
Other	—	—	—	Other (1)	0.1	(0.0)	0.1

	$(29.1)	$10.8	$(18.3)		$16.9	$(6.3)	$10.6

(1)	Represents amortization related to the termination of swaps.

The gain recognized in income representing the ineffective portion of the hedging relationships and excluded from the assessment of hedge effectiveness was not material for the three months ended March 31, 2011 and 2010, respectively. The estimated net loss to be reclassified from accumulated other comprehensive income related to cash flow hedges in the next twelve months is approximately $29.0 million.

12.	Postretirement Health Plan

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired after September 1, 1997, including employees retained from mergers, will be granted access to the Corporation’s plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

Net periodic postretirement benefit cost for the three months ended March 31, 2011 and 2010 included the following components ($000’s):

	Three Months Ended March 31,
	2011	2010
Service cost	$205	$222
Interest cost on APBO	770	855
Expected return on plan assets	(500)	(446)
Prior service amortization	(560)	(559)

Net periodic postretirement benefit cost	$(85)	$72

Benefit payments and expenses, net of participant contributions, for the three months ended March 31, 2011 amounted to $1.2 million.

The funded status, which is the accumulated postretirement benefit obligation net of fair value of plan assets, as of March 31, 2011 is as follows ($000’s):

Total funded status, December 31, 2010	$24,512
Service cost	205
Interest cost on APBO	770
Expected return on plan assets	(500)
Employer contributions/payments	(1,243)
Subsidy (Medicare Part D)	210

Total funded status, March 31, 2011	$23,954

On March 23, 2010, the Patient Protection and Affordable Care Act (the “PPACA”) was signed into law, and, on March 30, 2010, the Health Care and Reconciliation Act of 2010 (the “HCERA” and, together with PPACA, the “Acts”), which makes various amendments to certain aspects of the PPACA, was signed into law. The Acts effectively change the income tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. The federal subsidy paid to employers was introduced as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MPDIMA”). The Corporation has been receiving the federal subsidy related to its eligible retiree prescription plan. Under the MPDIMA, the federal subsidy does not reduce the Corporation’s income tax deduction for the costs of providing such prescription drug plans nor is it subject to income tax individually. Under the Acts, beginning in 2013 the Corporation’s income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the subsidy. Under U.S. generally accepted accounting principles, any impact from a change in tax law must be recognized in earnings in the period enacted regardless of the effective date. As a result, during the first quarter of 2010, the Corporation recognized a noncash charge of $4.1 million or $0.01 per diluted common share for the write-off of deferred tax assets to reflect the change in tax treatment of the federal subsidy.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements - Continued

March 31, 2011 & 2010 (Unaudited)

13.	Business Segments

The Corporation’s operating segments are presented based on its management structure and management accounting practices. The structure and practices are specific to the Corporation; therefore, the financial results of the Corporation’s business segments are not necessarily comparable with similar information for other financial institutions.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has four reportable segments: Commercial Banking, Community Banking, Wealth Management and Treasury.

Total Net interest income and Other income by type in Others consist of the following ($ in millions):

	Three Months Ended March 31,
	2011	2010
Capital Markets Division	$10.2	$12.3
National Consumer Banking Division	27.2	36.2
Administrative & Other	14.6	15.0
Others	71.7	65.3

Total	$123.7	$128.8

	Three Months Ended March 31, 2011 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$213.3	$195.3	$17.3	$(110.2)	$43.3	$(6.9)	$(5.4)	$346.7
Provision for loan and lease losses	227.0	130.2	10.4	—	51.2	—	—	418.8

Net interest income after provision for loan and lease losses	(13.7)	65.1	6.9	(110.2)	(7.9)	(6.9)	(5.4)	(72.1)
Other income	23.7	45.9	75.5	10.8	80.4	28.8	(78.6)	186.5
Other expense	55.3	169.5	68.2	6.6	89.6	15.4	(78.9)	325.7

Income (loss) before income taxes	(45.3)	(58.5)	14.2	(106.0)	(17.1)	6.5	(5.1)	(211.3)
Provision (benefit) for income taxes	(18.1)	(23.4)	5.2	(42.4)	(10.6)	(0.3)	(5.4)	(95.0)

Net income (loss)	(27.2)	(35.1)	9.0	(63.6)	(6.5)	6.8	0.3	(116.3)
Less: Noncontrolling interest	—	—	—	—	—	—	(0.3)	(0.3)

Segment income (loss)	$(27.2)	$(35.1)	$9.0	$(63.6)	$(6.5)	$6.8	$—	$(116.6)

Identifiable assets	$18,633.0	$12,917.9	$1,380.3	$10,981.8	$6,003.4	$7,000.6	$(7,276.1)	$49,640.9

	Three Months Ended March 31, 2010 ($ in millions)
	Commercial Banking	Community Banking	Wealth Management	Treasury	Others	Corporate Overhead	Eliminations, Reclassifications & Adjustments	Consolidated
Net interest income	$230.6	$186.2	$17.7	$(74.2)	$55.5	$(6.7)	$(5.7)	$403.4
Provision for loan and lease losses	223.5	133.0	12.3	—	89.3	—	—	458.1

Net interest income after provision for loan and lease losses	7.1	53.2	5.4	(74.2)	(33.8)	(6.7)	(5.7)	(54.7)
Other income	21.9	86.6	69.8	21.0	73.3	34.6	(85.5)	221.7
Other expense	63.0	180.3	63.2	17.6	94.2	33.2	(85.9)	365.6

Income (loss) before income taxes	(34.0)	(40.5)	12.0	(70.8)	(54.7)	(5.3)	(5.3)	(198.6)
Provision (benefit) for income taxes	(13.6)	(16.2)	4.9	(28.3)	(23.7)	(1.0)	(5.7)	(83.6)

Net income (loss)	(20.4)	(24.3)	7.1	(42.5)	(31.0)	(4.3)	0.4	(115.0)
Less: Noncontrolling interest	—	—	—	—	—	—	(0.4)	(0.4)

Segment income (loss)	$(20.4)	$(24.3)	$7.1	$(42.5)	$(31.0)	$(4.3)	$—	$(115.4)

Identifiable assets	$22,110.6	$15,549.2	$1,593.8	$10,324.0	$7,248.1	$7,864.3	$(8,120.6)	$56,569.4

14.	Guarantees

Trust Preferred Securities

In connection with the acquisitions of Gold Banc, Trustcorp, Excel and First Indiana, the Corporation acquired all of the common interests in the trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures. The full guarantees were assumed by M&I.

During the first quarter of 2011, the Corporation redeemed the $38.0 million of Gold Banc Trust IV and the $15.0 million of Trustcorp Statutory Trust I trust-preferred debt securities at a loss. The Corporation redeemed the remaining two issues of trust-preferred securities in April 2011.

Securities Lending

As a part of securities custody activities and at the direction of its clients, the Corporation’s Wealth Management segment lends securities owned by its clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued an indemnification against loss resulting from the default by a borrower under the master securities loan agreement due to the failure of the borrower to return loaned securities when due. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5.3 billion at March 31, 2011, $5.4 billion at December 31, 2010 and $6.0 billion at March 31, 2010. Because of the requirement to fully collateralize securities borrowed, management believes that exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at March 31, 2011, December 31, 2010 and March 31, 2010 related to these indemnifications.

15.	Other Contingent Liabilities

In the normal course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions, including, but not limited to, actions brought on behalf of various classes of claimants, employment matters, and challenges from tax authorities regarding the amount of taxes due. In certain of these actions and proceedings, claims for monetary damages or adjustments to recorded tax liabilities are asserted. In view of the inherent difficulty of predicting the outcome of such matters, particularly matters that will be decided by a jury and actions that seek large damages based on novel and complex damage and liability legal theories or that involve a large number of parties, the Corporation cannot state with confidence the eventual outcome of these matters or the timing of their ultimate resolution, or estimate the possible loss or range of loss associated with them; however, based on current knowledge and after consultation with legal counsel, management does not believe that judgments or settlements in excess of amounts already reserved, if any, arising from pending or threatened legal actions, employment matters, or challenges from tax authorities, either individually or in the aggregate, would have a material adverse effect on the consolidated financial position or liquidity of the Corporation, although they could have a material effect on operating results for a particular period.

As explained in Note 16, Subsequent Events, in Notes to Consolidated Financial Statements, the Corporation and BMO have entered into a definitive merger agreement under which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction, which is referred to as the “pending merger.”

Eight putative class action complaints have been filed in the Circuit Court of Milwaukee County, Wisconsin against the Corporation, its directors, and BMO challenging the merger: Berens v. Marshall & Ilsley Corp., et al., Case No. 10CV021273 (filed Dec. 20, 2010); Ohlgart v. Marshall & Ilsley Corp., et al., Case No. 10CV021485 (filed Dec. 22, 2010); Sayeg v. Marshall & Ilsley Corp., et al., Case No. 10CV021622 (filed Dec. 22, 2010); Schindler v. Marshall & Ilsley Corp., et al., Case No. 10CV021528 (filed Dec. 27, 2010); Stadler v. Marshall & Ilsley Corp., et al., Case No. 10CV021676 (filed Dec. 28, 2010); Onwudebe v. Marshall & Ilsley Corp., et al., Case No. 10CV021742 (filed Dec. 28, 2010); Anthony v. Marshall & Ilsley Corp., et al., Case No. 11CV000338 (filed Jan. 6, 2011); and Drummond v. Marshall & Ilsley Corp., et al., Case No. 11CV000380 (filed Jan. 7, 2011). Each of these complaints names the Corporation and the members of the Corporation’s board of directors as defendants and alleges that the Corporation’s directors breached their fiduciary duties to the Corporation’s shareholders by approving the merger following a flawed process that resulted in an unfair price to the Corporation’s shareholders. The complaints also variously allege that the directors approved provisions in the merger agreement and the related stock option agreement that constitute impermissible deal protection devices and that certain officers and directors of the Corporation will receive personal benefits from the merger not shared in by other shareholders of the Corporation. Each of the complaints except the Onwudebe action also names BMO as a defendant and alleges that BMO aided and abetted the alleged breach of fiduciary duty. In addition, the Anthony action names Gregory A. Smith, the Corporation’s Senior Vice President and Chief Financial Officer, as a defendant and alleges that Mr. Smith breached fiduciary duties to the Corporation’s shareholders. On February 10, 2011, the Schindler and Sayeg plaintiffs filed amended complaints, and on February 14, 2011, the Berens plaintiff filed an amended complaint. The amended complaints all add allegations that the registration statement on Form F-4 in connection with the pending merger contains materially misleading misrepresentations and/or omissions. On April 6, 2011, the Wisconsin state court issued its order to consolidate the eight actions and appointed the counsel for the plaintiffs.

Two putative class actions challenging the merger have also been filed in the United States District Court for the Eastern District of Wisconsin: Fruchter v. Marshall & Ilsley Corp., et al., No. 10-cv-01157 (filed Dec. 22, 2010), and Folisi v. Marshall & Ilsley Corp., et al., No. 11-cv-00025 (filed Jan. 11, 2011). These complaints allege that the Corporation and its directors breached fiduciary duties to the Corporation’s shareholders by approving the merger following a flawed process that resulted in an unfair price to the Corporation’s shareholders and that the merger will result in personal benefits to certain directors and officers of the Corporation. The complaints further allege that BMO aided and abetted these alleged breaches. On March 15, 2011, the federal court consolidated the Fruchter and Folisi actions into a single proceeding. An amended complaint was filed in the Folisi action on April 5, 2011 adding claims that allege inadequate disclosures regarding the merger agreement, the transactions contemplated thereby and the process leading up to the execution of the merger agreement and in the preliminary prospectus/proxy statement that are part of the registration statement on Form F-4.

All ten lawsuits seek, among other things, to enjoin completion of the merger and an award of costs and attorneys’ fees. Certain of the actions also seek the imposition of a constructive trust for benefits allegedly improperly received by the defendants and/or an accounting of damages sustained as a result of the alleged breaches of fiduciary duty.

At this stage of the lawsuits described above, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. The Corporation intends to vigorously defend these lawsuits.

In April 2010, two substantially identical putative class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin against the Corporation, the M&I Retirement Plan Investment Committee, and certain of the Corporation’s officers and directors. The lawsuits were purportedly filed on behalf of M&I Retirement Program, three other retirement savings plans and a class of former and current participants in those plans, relating to the holdings of Corporation common stock during the period from November 10, 2006 to December 17, 2009. The complaints, which were consolidated into a single complaint in July 2010, allege breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to Corporation common stock being offered as an investment alternative for participants in the retirement plans and seek monetary damages. At this early stage of the lawsuit, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. The Corporation intends to vigorously defend this lawsuit.

In June 2010, M&I Bank was named as a defendant in a putative class action alleging that M&I Bank’s posting of debit card transactions is a breach of the implied obligation of good faith and fair dealing, is a breach of the Wisconsin Consumer Act, is unconscionable, constitutes conversion, and unjustly enriches the Corporation. The plaintiffs allege that the daily high to low postings of debit card entries, rather than chronological postings, results in excessive overdraft fees. The plaintiffs seek to represent a nationwide class for all of the claims except that involving the Wisconsin Consumer Act, for which it seeks to represent a class of Wisconsin customers of M&I Bank. The lawsuit, while initially filed in the United States District Court for the Middle District of Florida, has been transferred for pretrial purposes in a multi-district litigation (“MDL”) proceeding in the Southern District of Florida, in which numerous other putative class actions against financial institutions asserting similar claims are pending. The consolidation in the MDL is for pre-trial discovery and motion proceedings. M&I Bank filed a motion to compel the two plaintiffs to arbitrate the dispute. This motion was denied in an order dated April 7, 2011, and M&I Bank has appealed the order. At this stage of the lawsuit, it is not possible for management of the Corporation to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time. M&I Bank intends to vigorously defend this lawsuit.

16.	Subsequent Events

On December 17, 2010, the Corporation and BMO entered into a definitive merger agreement pursuant to which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction, which is referred to as the “pending merger.” The pending merger is expected to close prior to July 31, 2011, subject to customary closing conditions, including regulatory approvals and approval by the Corporation’s shareholders.

The registration statement on Form F-4 filed with the SEC by BMO in connection with the pending merger was declared effective by the SEC as of April 8, 2011. The definitive proxy statement/prospectus relating to the pending merger was filed by both BMO and the Corporation on April 12, 2011, and was first mailed to the Corporation’s shareholders on or about April 14, 2011.

The special meeting of the Corporation’s shareholders, at which the Corporation’s shareholders will vote on the approval of the merger agreement and the transactions it contemplates, as well as a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal, is scheduled to take place on May 17, 2011. The Corporation’s board of directors fixed the close of business on April 11, 2011 as the record date for determining the holders of the Corporation’s common stock entitled to receive notice of and to vote at the special meeting.

On April 26, 2011, the Corporation announced that its Board of Directors declared a second quarter cash dividend of $0.01 per share on its common stock. The dividend is payable on May 27, 2011 to common stock shareholders of record as of the close of business on May 12, 2011.

In addition, the Board of Directors declared a regular quarterly cash dividend of $21.4 million in the aggregate on its Senior Preferred Stock, Series B. The Senior Preferred Stock, Series B was purchased by the U.S. Treasury as part of the U.S. Treasury’s Capital Purchase Program. The Preferred Stock dividend is payable on May 16, 2011.

Consistent with the Corporation’s stated goal of improving its funding profile, on April 1, 2011, the Corporation repaid $1.7 billion of brokered money market deposits. This transaction enabled the Corporation to redeploy its excess liquidity and is expected to improve its funding profile and future profitability. No gain or loss was recognized in this transaction.

MARSHALL & ILSLEY CORPORATION UNAUDITED CONSOLIDATED FINANCIAL

STATEMENTS AND SUPPLEMENTARY DATA AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2011 AND 2010 – RECONCILIATION OF CANADIAN AND UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Marshall & Ilsley Corporation (the “Corporation”) prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States (“United States GAAP”). The Corporation has included here the significant differences that would result if Canadian generally accepted accounting principles (“Canadian GAAP”) were applied in the preparation of the Consolidated Balance Sheets. The Corporation has not included the Consolidated Statements of Income or Consolidated Statements of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet

(United States $ in 000’s)

			March 31, 2011
	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	578,350	—	578,350
Interest bearing deposits at other banks	3,269,678	—	3,269,678
Securities - trading (c)	222,908	259	223,167
Securities - available for sale	6,279,366	—	6,279,366
Securities - other	441,920	—	441,920
Loans, net of allowance for loan and lease losses	33,806,024	—	33,806,024
Premises and equipment	519,825	—	519,825
Goodwill	609,517	—	609,517
Intangible assets	110,424	—	110,424
Other assets (a,c)	3,802,934	(26,548)	3,776,386

Total Assets	49,640,946	(26,289)	49,614,657

Liabilities and Equity
Deposits	37,403,455	—	37,403,455
Short-term borrowings	199,730	—	199,730
Long-term borrowings	4,966,723	—	4,966,723
Other liabilities (a,b,c)	836,564	(14,169)	822,395
Equity (a,b)	6,234,474	(12,120)	6,222,354

Total Liabilities and Equity	49,640,946	(26,289)	49,614,657

Condensed Consolidated Balance Sheet

(United States $ in 000’s)

			December 31, 2010
	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	600,966	—	600,966
Interest bearing deposits at other banks	2,374,010	—	2,374,010
Securities - trading (c)	258,066	(14,595)	243,471
Securities - available for sale	6,504,607	—	6,504,607
Securities - other	452,015	—	452,015
Loans, net of allowance for loan and lease losses	35,611,782	—	35,611,782
Premises and equipment	527,962	—	527,962
Goodwill	609,517	—	609,517
Intangible assets	114,813	—	114,813
Other assets (a,c)	3,778,213	52,219	3,830,432

Total Assets	50,831,951	37,624	50,869,575

Liabilities and Equity
Deposits	38,258,632	—	38,258,632
Short-term borrowings	227,838	—	227,838
Long-term borrowings	5,028,787	—	5,028,787
Other liabilities (a,b,c)	977,821	49,600	1,027,421
Equity (a,b)	6,338,873	(11,976)	6,326,897

Total Liabilities and Equity	50,831,951	37,624	50,869,575

Condensed Consolidated Balance Sheet

(United States $ in 000’s)

			March 31, 2010
	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	671,178	—	671,178
Interest bearing deposits at other banks	1,939,006	—	1,939,006
Securities - trading (c)	254,549	(3,348)	251,201
Securities - available for sale	7,108,564	—	7,108,564
Securities - other	516,146	—	516,146
Loans, net of allowance for loan and lease losses	41,133,653	—	41,133,653
Premises and equipment	557,650	—	557,650
Goodwill	609,517	—	609,517
Intangible assets	129,064	—	129,064
Other assets (a,c)	3,650,042	(93,819)	3,556,223

Total Assets	56,569,369	(97,167)	56,472,202

Liabilities and Equity
Deposits	41,982,250	—	41,982,250
Short-term borrowings	894,013	—	894,013
Long-term borrowings	5,865,381	—	5,865,381
Other liabilities (a,b,c)	957,329	(80,454)	876,875
Equity (a,b)	6,870,396	(16,713)	6,853,683

Total Liabilities and Equity	56,569,369	(97,167)	56,472,202

a)	Pension and Other Employee Future Benefits

United States GAAP requires the Corporation to recognize the excess of the fair value of employee benefit assets associated with the defined benefit postretirement plan over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. The unamortized actuarial gains (losses) and the unamortized prior service credits are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts should be recorded on the Consolidated Balance Sheets in other assets or other liabilities. The balance sheet classification has no impact on the calculation of the pension and other employee benefits expense. The tax impact previously included in Accumulated Other

Comprehensive (Income) Loss and Other Assets under United States GAAP has been reversed for Canadian GAAP purposes.

Under Canadian GAAP, the pre-tax amounts to be included in Other Liabilities include the following items:

	March 31, 2011	December 31, 2010	March 31, 2010
Net Actuarial Losses	(3,639)	(3,639)	(5,343)
Prior Service Credits	7,622	8,182	9,861
Pre-tax increase to other liabilities	3,983	4,543	4,518

Since the Accumulated Other Comprehensive Income treatment of unamortized actuarial gains (losses) and unamortized prior service credits under United States GAAP does not apply under Canadian GAAP, there is the following future tax asset impact on the Consolidated Balance Sheets under Canadian GAAP:

	March 31, 2011	December 31, 2010	March 31, 2010
Future tax asset impact of change in unamortized actuarial losses and prior service credits	3,295	3,505	(859)

b)	Non-controlling interests in Consolidated Financial Statements

Under United States GAAP, non-controlling interests in subsidiaries held by parties other than the parent entity are reported as equity. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

c)	Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in the Consolidated Balance Sheets when the Corporation enters into the transaction. Canadian GAAP permits securities transactions to be recognized in the Consolidated Balance Sheets either when the transaction is settled or when the Corporation enters into the transaction. The Corporation has elected to recognize securities transactions on the Consolidated Balance Sheets when the transaction is settled for Canadian GAAP purposes.